

2024 Annual Report

Here to get you *there.*

Founded in 1987, Wilson Bank & Trust is a full-service community bank committed to providing equal access to credit for everyone. Taking a personal approach to business, Wilson Bank & Trust offers customized banking needs for customers across the region. With 31 offices in ten counties, we remain local, independent and dedicated to serving our communities, neighbors, and friends.

2024 By the Numbers*

31
Locations

596
Employees

10
Counties

*As of February 2025



Contents

A Year of Strength and Success
Letter to Our Shareholders

2



A Legacy of Vision and Family: **Donna and Richard Macon**

4

Banking in the Age of Data: How Do We Use it Today and Where are We Going

6

A **Shared** Vision of Growth and Quality
Small Business Spotlight: **Anderson Meats**

8

Partnership Built for Success:
Leisa Byars and Wilson Bank & Trust

10

Empowering Our Communities Through Financial Literacy

12



A Year of Growth and Strategic Expansion in Chattanooga

13

Building a Better Community Together

14





Financial Section

Strong Balance Sheet Growth 16

Management's Discussion and Analysis of
   Financial Condition and Results of Operations 25

Consolidated Balance Sheets 63

Consolidated Statements of Earnings 64

Consolidated Statements of Changes in
   Shareholders' Equity 66

Consolidated Statements of Cash Flows 67

Notes to Consolidated Financial Statements 69

Holding Company & Stock Information 121

Board of Directors and Executive Management 122

Market and Division Leadership 123

Locations 124

To Our Shareholders:

A Year of Strength and Success

As we reflect on 2024, Wilson Bank & Trust stands stronger than ever. This past year marked a record-breaking milestone as we surpassed $5 billion in total assets and achieved record levels of net income. These accomplishments reflect the strength of our brand, our commitment to sound financial management, and our deep-rooted dedication to the communities we serve.

Since our founding in 1987, we have upheld a simple yet powerful promise - reliability. In an era where financial institutions often feel impersonal, we remain steadfast in our mission to provide trusted, community-focused banking. Whether supporting a first-time homebuyer, financing a local business, or offering best-in-class customer service, our approach is built on the values that define us: Trust, Heart, Understanding, Commitment, Responsibility, and Confidence. These are the qualities that we believe continue to set us apart and will guide us forward.

Strategic Priorities for 2025

Looking ahead, our strategic plan is designed to ensure that Wilson Bank remains a leader in an evolving financial landscape. With increasing competition and rising customer expectations, we are focused on four key areas that we believe will drive our long-term success:

- **Customer Experience:** We will work to strengthen our ability to attract, grow, and serve small and medium-sized businesses, equipping our customers with the financial tools they need to thrive.

- **Talent:** Our people are our greatest asset. We will continue to attract, develop, and retain a highly skilled and engaged workforce.

- **Technology & Digital Innovation:** We will invest in advanced technology to enhance digital capabilities to better serve our customers.

- **Process Improvement:** By streamlining operations, we will aim to drive efficiency, reduce costs, and enhance both employee and customer satisfaction.

Successful execution of these priorities should ensure that Wilson Bank & Trust not only remains relevant but continues to be an industry leader in talent, technology, and financial strength in our communities.



John C. McDearman, III
Chief Executive Officer
Wilson Bank & Trust

"Your trust has been key to our success, and we are grateful for your continued confidence in our holding company. We look forward to building upon our solid foundation and delivering continued long-term value for our shareholders."



John Foster
President
Wilson Bank & Trust

"Our team is committed to providing the same service that you've come to expect from us. **As always, we are here to get you there."**

Economic and Industry Trends to Watch

As we enter 2025, we remain proactive in monitoring economic conditions and industry trends that could impact our bank and shareholders:

- **Economic Environment:** Our balance sheet is built with changes in the economic and interest rate environment in mind. Today persistent inflation, slow GDP growth, and uncertain Fed rate movements, continue to shape financial markets. Labor market tightness and income challenges are expected to persist, and your bank remains focused on monitoring these conditions and adapting to overcome any challenges that may arise.

- **Customer Expectations:** Digital banking adoption is at an all-time high, yet customers still seek in-person engagement for financial advice and problem resolution. We feel the seamless combination of these two customer expectations is what sets WBT apart from our competitors.

- **Regulatory & Technological Shifts:**
  - Support for Federal privacy legislation is gaining traction, potentially standardizing data protection laws across states.

- Artificial intelligence and machine learning are reshaping financial services, bringing opportunities, challenges and regulatory scrutiny.

- Digital currency and fintech partnerships are evolving, with federal agencies taking an increasingly open stance toward innovation.

A Bank Built for You

At Wilson Bank & Trust, we are more than just a financial institution - we are a trusted partner. Our reputation is built on being consistent, strategic, friendly, responsible, and knowledgeable. We take pride in providing solution-driven products and personalized services backed by a team that genuinely cares.

As we step into 2025, we do so with confidence, knowing that our foundation is strong and our vision is clear. Thank you for your trust and investment in Wilson Bank Holding Company. We look forward to another year of progress, partnership, and prosperity.

Sincerely.

John C. McDearman, III
President/CEO
Wilson Bank Holding Company

John Foster
President
Wilson Bank & Trust

2024
By the
Numbers

$5.4B
Total Assets

12.41%
Return on Average
Shareholders' Equity

13.85%
Increase in Net Loans

$480M
Shareholders' Equity

Shareholder Spotlight:
Donna Macon

A Legacy of Vision and Family: Donna and Richard Macon

As Wilson Bank & Trust (WBT) reflects on its growth, it's essential to honor the legacy of those whose dedication and vision have been integral to the bank's success. The partnership between Donna and Richard Macon is a story of dedication and generational investment—both in their family and in WBT.

The Macons' roots run deep in both Wilson County and Smith County, growing up alongside one another, and being active members of both communities throughout their lives. Their love story began in high school, when Donna fondly recalls how Richard would ride his horse to her grandmother's home. That bond blossomed, leading to their marriage, and together, they built a life founded on hard work, vision, and mutual support. While Richard thrived in various business ventures, Donna, a dedicated mathematics educator, recognized the importance of financial investment. Combining his hard work, and her understanding of finances, they were able to demonstrate first-hand the benefits of investing for their family.

In 1983, just before WBT was founded, the Macons ventured into the world of real estate, establishing a business that would become a cornerstone of their success. Richard, initially hesitant about pursuing auctions, was encouraged by Donna's sharp eye for opportunity. Her vision proved right when Richard excelled in the auction business, and together, they created a partnership that spanned both personal and professional life.

But Donna's influence didn't stop there. As the matriarch of the Macon family, she encouraged her children to invest in WBT, believing that the bank represented more than just a financial opportunity—it was a legacy in the making. "It's not just about the stock," Donna says, "It's about investing in something that will continue to grow for generations." This foresight led to the involvement of their children and grandchildren in the bank's growth, establishing enduring connections with WBT that continue today.





The Macons' impact extended beyond investment in the bank, playing an active role in advocating for WBT's growth through the years. Donna served on the bank's original Community Counsel, and together with Richard, they joined other local real estate professionals in carving a pathway for the commercial real estate bank of choice WBT is known as today. Richard's leadership as President of the Wilson County Chamber of Commerce further solidified their position as pillars of the community.

> "It's not just about the stock, It's about investing in something that will continue to grow for generations."
>
> DONNA MACON

Their relationship with WBT goes back to the very beginning, when Randall Clemons invited the Macons to invest in the fledgling bank. Donna's decisive nature was instrumental in their choice to invest, and when the bank opened its doors, she was reassured by the presence of familiar, trusted faces like Becky Taylor. "Richard and I agreed that the reputation of the original group running the bank was outstanding," Donna reflects. "That legacy continues to live on in the bank today."

The impact of the Macon family's relationship with WBT spans generations, as well. Their youngest daughter, LeaBeth and her husband Steven financed Pack Family Practice with the bank, and they conduct their business banking with WBT today. Similarly, their daughter Suzanne, married to Dwayne Eubank, relies on WBT for their family business's banking

and financing needs, owning and operating Eubank Electric in Murfreesboro. Their son, Richie, now living in Knoxville, is a strong advocate for WBT's expansion into East Tennessee, and is excited to see the bank continue to grow and serve new communities.

The Macon's legacy is a testament to the power of vision, investment, and unwavering commitment to family. Their story is a powerful reminder that when families invest in what matters most— relationships, values, and the future—the impact can last for generations. Through the efforts made in the early years of their marriage, and partnership with WBT, Donna and Richard Macon not only secured a lasting financial legacy for their family but also helped shape the bank's past, present, and future, for generations to come.



Banking in the Age of Data:

How Do We Use it Today and Where are We Going

As Wilson Bank & Trust (WBT) continues to prioritize data as a cornerstone of its operations, we have made significant strides in 2024, and our goals for 2025 reflect a commitment to deepening customer relationships, improving decision-making, and leveraging advanced technologies to further elevate our service.

In 2024, our primary focus was on modernizing our data systems to enhance accessibility, accuracy, and insights. A key initiative was migrating our existing data to a cloud-based system, replacing our original in-house system. In addition, data governance was prioritized as we sought to improve the privacy, accuracy and completeness of internal data as part of the data conversion to the new data system.

Through this process, we revamped our reporting system, making it more dynamic and responsive to the needs of various departments. Our enhanced dashboards allow for more accurate insights, empowering decision-makers across the bank with real-time, accurate information.



Stephen Jaquish
Chief Information Officer
Wilson Bank & Trust

"WBT continues to actively research and develop a deeper understanding of how AI fits into standard operations, **ensuring that any implementation is done safely, ethically, and in a way that enhances the customer experience.**"

Additionally, our executive team now has real time access to financial reporting with the potential for thousands of combinations, enabling our leadership to dive deep into every facet of the business to evaluate opportunities to hone expertise and improve customer experience.

Looking to 2025, our focus is on organizing the data into actionable insights that benefit both our internal teams and, most importantly, our customers. We are continuing to work on making this information more accessible, allowing our marketing, lending, and customer service teams to better identify who our customers are and how we can meet their evolving needs.

By using data to predict customer needs, we can proactively suggest products and services that best fit their current life stage or financial goals—whether it's a savings account for a growing family or a loan to help with home improvements. We will also use these insights to understand where there may be gaps in our product offerings, ensuring we're not only meeting customer needs today but anticipating what they will need in the future. We want to allow our customers to grow with us, always looking for additional products on the market that enhance financial efficiency and effectiveness for each stage of life, or business.

With the increasing popularity of Artificial Intelligence Technologies (AIT), it is important to set guidelines for using these tools. At WBT, we remain committed to adopting innovative technologies to aid our mission. However, we also understand the risks and limitations of AIT and want to ensure responsible use. Our goal is to safeguard our associates, customers, and the company from harm. The bank's team has implemented safeguards that provide standards and procedures for the secure use of AIT.

While AI's potential to revolutionize customer service and data analytics is undeniable, we must be mindful of the risks it poses, particularly around data privacy and the accuracy of AI-generated insights. Stephen Jaquish, Chief Information Officer, says, "WBT continues to actively research and develop a deeper understanding of how AI fits into standard operations, in an effort to ensure that any implementation is done safely, ethically, and in a way that enhances the customer experience." The bank's leadership is committed to ensuring they comprehend the magnitude and intricacies of AI's influence, which is crucial for fostering a culture of AI responsibility throughout the organization.

The progress made in 2024 positions our bank for a future where data and technology enhance the personal, community-focused service that has always been at the heart of Wilson Bank & Trust. As we continue to evolve, we remain committed to our core values and to providing the best possible experience for our customers by equipping them with the financial tools they need to thrive.

A **Shared** Vision of Growth and Quality

David West and Steve Anderson discuss growth opportunities at Anderson Meats' Trousdale County processing facility.

Small Business Spotlight:
Anderson Meats

Steve Anderson's journey from cattle farmer to small business owner is a testament to vision, perseverance, and community. In 2000, Steve founded Hat Creek Cattle Company in Smith County, building on his family's long lineage of farmers. His son, Craig, now co-owns the business and oversees their beef cattle herd, while Steve focuses on the family's processing operation, Anderson Meats and Processing, in Hartsville, Tennessee.


"I knew I could trust them to get it right for my family and my business, They've always been good to me, and I know they'll support me as my business continues to grow."
Steve Anderson

While Steve leads the operation, his wife, Maria, plays a vital role in the business. With her background in veterinary services and passion for long-horn cattle, Maria has influenced the company's focus on the humane treatment of livestock. Her deep understanding of animal welfare has helped shape the business's approach, ensuring that the care of animals is prioritized throughout their process.

The idea for Anderson Meats stemmed from a need Steve saw firsthand. For years, he traveled up to 100 miles to have his cattle processed at a satisfactory standard, and he quickly realized that a local facility could help the efficiency of both his farm and other local farmers. In 2015, he began laying the groundwork for what would become a state-of-the-art, certified humane processing facility. By 2021, the Andersons combined their perspectives to influence operations, successfully opening the facility with a focus on quality, sanitation, and the humane treatment of livestock – a reflection of their shared values and commitment to animal care.

Anderson's relationship with Wilson Bank & Trust (WBT) is grounded in shared values of community and integrity. He and David West, Market Leader for Smith and Trousdale Counties, have known each other for decades. Growing up in the same community, their bond goes beyond business. "It didn't matter what was going on, you were just good neighbors," Anderson recalls, reminiscent of their youth, and echoing the same sentiment of WBT. When it came time to refinance his small business loan, he turned to WBT because of its long-standing reputation and local approach. Anderson refinanced his SBA loan, lowering his payments by $4,000 per month, giving Anderson Meats the financial flexibility to grow. Desiring to solidify the relationship, Chief Credit Officer, Taylor Walker and Head of Small Business Lending, Wes Taylor, visited the processing facility to better understand the business, ensuring they could advocate for Anderson's needs as he continues to develop new efficiencies.

For Steve, working with WBT was a natural choice. "I knew I could trust them to get it right for my family and my business," he says. "They've always been good to me, and I know they'll support me as my business continues to grow." That trust is central to the bank's commitment to its customers. As Steve's vision continues to evolve, WBT will be there, helping turn dreams into reality—just as they have with Anderson Meats.

Steve's focus on quality, respect for the animals, and dedication to the local community is reflected in every aspect of his business. "I tell people all the time, I won't serve you anything out of here I wouldn't eat myself," Steve says. It's that kind of care and commitment that WBT values in its business relationships. And just like Steve, we're here to ensure the success of our customers and their communities, every step of the way.

Partnership Built for Success:

Leisa Byars and Wilson Bank & Trust

Leisa Byars has built a thriving portfolio over the past 15 years, growing to six Goddard School locations across Middle Tennessee, from Hendersonville to the upcoming Nashville Yards location. Her success in early childhood education has been fueled by her commitment to quality, growth, and a trusted partnership with Wilson Bank & Trust (WBT).

Byars' journey began when she discovered the Goddard School franchise, a business model that aligned perfectly with her passion for early childhood education. "Having quality education at every level is super important to me," Byars shares. "It changed the trajectory of my life, and I believe giving children a strong, solid start makes a huge difference."

After eight years running her first school in Hendersonville, Byars expanded to Murfreesboro, Gallatin, and Brentwood. That's when WBT stepped in to help her navigate the challenges of growth. Her relationship with WBT began as she expanded from one school to two, and from the outset, the bank played a crucial role in supporting her vision for growth. "I was drawn to WBT's community-centered approach. It felt like a true partnership, not just a business transaction," Byars recalls.


The New York Times Bestseller
The Pout-Pout Fish
Deborah Diesen

The personalized service and expertise from Cody Wilkins, Vice President Commercial Lender, and the entire team made a significant impact on Byars' business. "Cody has been amazing—he's helped us through complex financial situations and worked with us on creative solutions," says Byars. According to Byars, this partnership has been vital in her expansion, providing not only financing but also strategic advice on aligning each location with her business goals.

"It's not just about getting a loan; it's about a plan for long-term success," says Byars. "I never feel rushed or pressured. It's about sustainability."

Beyond business, Byars emphasizes the importance of community in each of her schools, reflecting the unique needs of local families. "Each location is different, tailored to the specific needs of the community," she says.

This focus on community alignment is shared by WBT, whose active involvement and personalized service mirror Byars' dedication to creating a positive environment for her families. "WBT feels like family," she says. "Whenever I walk into any of the branches—Brentwood, Cool Springs, Hendersonville, Gallatin, or Murfreesboro —it's like seeing old friends. Regardless of which location, the whole team is always so helpful, and really know my business."

Byars' connection with WBT extends beyond business, having served on the bank's advisory board, and participated in community events. "I'm not just a customer; I'm a person. I love that WBT is always involved in making a difference in the community," she says.

As Byars looks to the future with exciting new developments like Nashville Yards and June Lake, she knows she can count on WBT to continue supporting her growth. "It's a true partnership, and I know Wilson Bank will be right here with me, helping me get there."







"Whenever I walk into any of the branches—Brentwood, Cool Springs, Hendersonville, Gallatin, or Murfreesboro **—it's like seeing old friends.**



Leisa Byars
Franchise Owner
The Goddard School



Empowering Our Communities Through Financial Literacy

In today's evolving financial landscape, financial education is crucial. Wilson Bank & Trust (WBT) recognizes this and strives to make a difference by prioritizing financial literacy resources and outreach. In 2024, WBT partnered with Banzai, a financial education platform, to provide valuable resources that empower the community with essential financial knowledge.

WBT's commitment to financial education spans all age groups, with outreach initiatives designed for everyone, from preschoolers to adults. Our longstanding program, School Bank, supports hands-on learning in over 60 elementary schools within our footprint, teaching students key financial lessons directly from WBT bankers. This initiative aims to equip students with the knowledge and confidence they need to carry forward into adulthood.

During Tennessee Financial Literacy Week, WBT further demonstrated its commitment by participating in the statewide effort to raise awareness about financial literacy. This initiative, led by the Tennessee Bankers Association (TBA), provided an important platform to promote financial education across various demographics.

"Financial literacy is not just a priority initiative for our bank—**it's a cornerstone of our commitment to empower** the communities we serve."

John McDearman
Chief Executive Officer



2024 impact:

92	**1,196**	**11,086**
92 schools served (Pre-K – College)	hours of state-approved financial education completed	unique individuals reached on digital platform

Partnering to Empower Financial Success for the Future



In Spring 2024, Wilson Bank & Trust (WBT) partnered with Tennessee Tech University to host its first Financial Literacy Week on campus. The event, part of the Banking Advisory Board program, aimed to enhance understanding and equip young adults for their financial future. WBT team members led engaging sessions on key topics like homebuying and investing, while also supporting students with promotional materials and monetary giveaways.

The initiative was a success, with overwhelming positive feedback from students, many of whom expressed interest in more financial literacy events. The experience highlighted opportunities to further equip students with financial skills, emphasizing the importance of continued education.

Dr. Alma Nunez, who oversees the program, praised WBT's involvement: "Their commitment to our students' education is invaluable." This partnership demonstrates WBT's dedication to empowering individuals with the financial skills needed for future success and serves as an example of how the bank is making a real impact in the community.



"The **trust and loyalty** we've built with our customers in Chattanooga **are key drivers behind this growth**."

Andy Jakes
Regional President
Chattanooga Market

A Year of Growth and Strategic Expansion in Chattanooga

Wilson Bank & Trust's Chattanooga office experienced notable growth in 2024, driven by increased loan balances and a growing deposit base. These successes reflect rising demand for our banking services and set the stage for further expansion in 2025.

Loan growth has been a standout achievement, with balances rising from **$42.4 million** in December 2023 to **$56.8 million** in December 2024. This increase shows growing demand for both personal and business financial solutions. The first half of 2024 saw strong loan demand, demonstrating our ability to compete with established banks.

Andy Jakes, Regional President for the Chattanooga Market, commented, "The trust and loyalty we've built with our customers in Chattanooga are key drivers behind this growth. Our tailored lending approach has allowed us to meet the unique financial needs of individuals and businesses alike, and we're excited to continue building on this momentum in the year ahead."

Deposits also saw a steady increase of nearly 12%. This reflects our developing financial foundation in the region and supports future lending activity while fostering well-rounded banking relationships. Though deposit growth slowed slightly compared to 2023, the upward trend reflects enhanced customer confidence. With growth in both loans and deposits, there is clear demand for a broader range of banking services in Chattanooga. While the Loan Production Office (LPO) has driven loan growth, the need for deposit services highlights the demand for a full-service branch to better serve our expanding customer base.

"We're seeing a clear demand from our customers for a broader range of services, and a full-service branch will allow us to meet those needs more effectively," said Ami Ingle, Consumer & Small-Business Lender. Looking ahead, we are excited to open a new full-service office in 2025. "The entire WBT team is excited about the future," said Jakes. With multiple offices opening in 2025, Wilson Bank & Trust is poised for even greater success.

WILSON Bank & Trust

WILSON
Bank & Trust
Tennessee's Community Bank
ORLANDO 5
Jack & Jill
since 1938

COMMUNITY RESOURCE CENTER
Erasing Barriers to Basic Hygiene

Ronald McDonald
House Charities
Nashville
EST 1991

HOPE

Building a Better Community Together

As Wilson Bank & Trust (WBT) opens its new office in the Century Farms community, our commitment to supporting local organizations and initiatives has been on full display. One such example is our involvement in Southeastern Community Day, an event dedicated to celebrating the youth and diverse cultures of Southeast Nashville through food, music, art, dance, and community engagement.

WBT was proud to sponsor Southeastern Community Day in 2024 with a substantial $12,500 contribution, a large portion going to support the event's fireworks display, a highlight for many attendees. This sponsorship aligns with our belief that thriving communities are built through collaboration and engagement. By supporting such a vibrant occasion, we aim to empower and uplift the people of Southeast Nashville, creating a strong foundation for future growth and togetherness.

Councilwoman Joy Styles, Southeastern Community Day Committee Chair, expresses her appreciation, stating, "We are excited to have a WBT office in the Century Farms community. The bank has already been a great community partner, from sponsoring fireworks to the local Christmas Tree Lighting. I look forward to doing more great things together!"



Looking ahead, WBT is committed to continuing our support of local initiatives. In 2025, we have pledged increased monetary sponsorship funds to further strengthen our partnership with

Southeastern Community Day and other important community organizations. As we settle into the Century Farms community, we are excited to contribute to its ongoing success and vitality.

In 2024, Wilson Bank & Trust showcased a remarkable commitment to community impact, directing a total of $675,576.61 back into our various communities through combined sponsorships and donations. In addition, a significant focus on school and sport related contributions were made amounting to $100,117.93, emphasizing the bank's dedication to education and athletics within our local communities.

The "We Believe Together" campaign, initiated in 2022 as part of the bank's 35th Anniversary celebration, continued to make a meaningful impact in 2024. This annual initiative empowers employees to contribute to local nonprofits through team-led fundraising and volunteer efforts in addition to the company led donations, illustrating the bank's collaborative and philanthropic culture.

In 2024, our various departments and offices supported over 30 local organizations with a cumulative donation of $32,680.35, and more than 1,000 volunteer hours spread across our footprint. Wilson Bank & Trust continues to prioritize commitment to customers and communities reflecting a steadfast dedication to collaboration and achieving philanthropic goals as a unified team.

2024 Impact

$675,576.61
sponsorships and donations

$100,117.93
school specific sponsorship and donation

$32,680.35
We Believe Together donations

Strong Balance Sheet Growth

Wilson Bank reported total assets of $5.4 billion at December 31, 2024 compared to $4.8 billion at December 31, 2023, an increase of $512.2 million, or 10.6%.

At December 31, 2024 loans, net of allowance for credit losses, totaled $4.0 billion, a $491.7 million, or 13.8%, increase compared to December 31, 2023. This increase reflects increased marketing efforts focusing on growing the loan portfolio, and continued population growth and corporate relocations in our primary market areas.

Total deposits were $4.8 billion at December 31, 2024 compared to $4.4 billion at December 31, 2023, representing growth of $462.9 million, or 10.6% during 2024. The increase in total deposits was primarily attributable to growth in market share and concerted marketing efforts to drive deposit growth which resulted in the opening of new deposit accounts. Our ability to raise deposits in a competitive environment allowed us to continue to pursue our strategic objective of growing our loan portfolio.

The allowance for credit losses increased to $49.5 million in 2024 compared to $44.8 million in 2023. This increase was attributable to growth in our loan portfolio. The allowance for credit losses was 1.21% of outstanding loans at December 31, 2024 compared to 1.25% at December 31, 2023.

Securities were $827.9 million at December 31, 2024, an increase of 2.1% from $811.1 million at December 31, 2023. The increase in securities was primarily due to the purchase of new securities, partially offset by run-off of declining balance securities in 2024 and the sale of securities to reposition a portion of our securities portfolio for future earnings.



Kayla Hawkins
Chief Financial Officer

"**Wilson Bank & Trust continues to demonstrate financial strength and stability, which should position our holding company for long-term success.** Our solid performance enhances the value we deliver to our shareholders, and we remain focused on maintaining a strong financial foundation to support future growth and profitability."



TOTAL ASSETS

$6.0b
$4.8b
2024
2023
$3.6b
$2.4b
$1.2b
0

10.6%
Increase



TOTAL LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES

$4.0b
2024
2023
$3.0b
$2.0b
$1.0b
0

13.8%
Increase



TOTAL AVAILABLE–FOR–SALE SECURITIES, AT MARKET

$1b
$750m
2024
2023
$500m
$250m
0

2.1%
Increase



TOTAL DEPOSITS

$5.0b
2024
2023
$4.0b
$3.0b
$2.0b
$1.0b
0

10.6%
Increase

Capital

Shareholders' equity totaled $479.7 million at December 31, 2024 compared to $429.4 million at December 31, 2023, an increase of $50.3 million or 11.7%. Return on average shareholders' equity for 2024 was 12.41%, while at December 31, 2024 total capital to risk weighted assets was 14.5% and the total capital to assets ratio was 8.95%.

14.5%
Total Capital to Risk Weighted Assets

8.95%
Total Capital to Assets Ratio

12.41%
Return on Average Shareholders' Equity

$479.7 MILLION
Shareholders' Equity

Consolidated Statements of Earnings

Interest income was $284.1 million in 2024 compared to $222.6 million in 2023. The increase in interest income was due to both growth in loans and an increase in the average yield earned on earning assets as a result of the Federal Reserve raising rates throughout 2023. Interest expense was $126.8 million in 2024 compared to $83.7 million in 2023. The increase in interest expense in 2024 was attributable to both deposit growth and an increase in rates paid on deposits resulting from competitive pressures in our markets and the elevated short-term interest rate environment. This resulted in an increase of $18.4 million in net interest income. Net interest margin was 3.30% for 2024 and 2023. Net interest margin remained the same as a result of the growth in net interest income and level of average earning assets off-setting the increases in cost of funds and the level of average interest bearing liabilities.

The 2024 provision for credit losses on loans was $5,192,000, a decrease of $1,108,000 from the provision in 2023. The decrease in provision in 2024 was attributable to an improvement in macroeconomic forecasts, offset by an increase in the volume of loans originated during the period.

Non-interest income for the twelve months ended December 31, 2024 was $29.0 million compared to $28.3 million for the same period in 2023. Increases in non-interest income included brokerage income, service charges on deposits, other fees and commissions, and fees and gains on sales of mortgage loans.

Wilson Bank reported net income of $56.5 million for the year ended December 31, 2024 compared to $48.9 million for the same period in 2023. Diluted earnings per share for the twelve month period ended December 31, 2024 was $4.78 compared to $4.20 for the same period in 2023.



Consolidated Balance Sheets

Assets

	Dollars in Thousands	
	2024	2023
Loans, net of allowance for credit losses of $49,497 and $44,848, respectively	$ 4,042,392	$ 3,550,675
Available-for-sale securities, at market (amortized cost $947,341 and $930,439, respectively)	827,893	811,081
Loans held for sale	2,529	2,294
Interest bearing deposits	211,271	213,701
Federal funds sold	9,791	10,159
Restricted equity securities, at cost	3,876	3,436
Total earning assets	5,097,752	4,591,346
Cash and due from banks	26,527	28,775
Premises and equipment, net	61,549	62,398
Accrued interest receivable	16,914	15,197
Deferred income taxes	46,048	45,473
Bank owned life insurance	61,948	59,645
Goodwill	4,805	4,805
Other assets	43,116	38,837
Total assets	$ 5,358,659	$ 4,846,476

Liabilities

	Dollars in Thousands	
	2024	2023
Deposits:		
Noninterest-bearing	$ 383,168	$ 389,725
Interest bearing	4,446,866	3,977,381
Total deposits	4,830,034	4,367,106
Accrued interest and other liabilities	48,922	49,965
Total liabilities	$ 4,878,956	$ 4,417,071

Shareholders' Equity

	Dollars in Thousands	
	2024	2023
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 11,876,770 and 11,686,363 shares issued and outstanding, respectively	$ 23,754	$ 23,373
Additional paid-in capital	150,739	136,866
Retained earnings	393,238	357,260
Noncontrolling interest in consolidated subsidiary	203	69
Accumulated other comprehensive losses, net of taxes of $31,217 and $31,195, respectively	(88,231)	(88,163)
Total shareholders' equity	479,703	429,405
Total liabilities and shareholders' equity	$ 5,358,659	$ 4,846,476

Consolidated Statements of Earnings

Interest Income

	Dollars in Thousands (except per share data)		
	2024	2023	2022
Interest and fees on loans	$ 250,273	$ 198,739	$ 138,161
Interest and dividends on securities:			
Taxable securities	21,569	17,597	15,902
Exempt from Federal income taxes	1,488	1,574	1,392
Interest on loans held for sale	189	244	264
Interest on Federal funds sold	513	421	111
Interest on interest bearing deposits	9,753	3,697	1,522
Interest and dividends on restricted equity securities	331	311	188
Total interest income	$ 284,116	$ 222,583	$ 157,540

Interest Expense

Interest on negotiable order of withdrawal accounts	$ 8,014	$ 5,847	$ 2,546
Interest on money market accounts and other savings accounts	40,238	27,394	7,021
Interest on certificates of deposit and individual retirement accounts	78,491	50,341	6,486
Interest on Federal funds purchased	1	24	14
Interest on Federal Home Loan Bank advances	—	2	—
Interest on finance leases	65	71	66
Total interest expense	$ 126,809	$ 83,679	$ 16,133

Net interest income before provision for credit losses	$ 157,307	$ 138,904	$ 141,407
Provision for credit losses - loans	5,192	6,300	8,656
Provision for credit losses - off-balance sheet exposures	(592)	(2,989)	(1,014)
Net interest income after provision for credit losses	$ 152,707	$ 135,593	$ 133,765

Non-Interest Income

	Dollars in Thousands (except per share data)					
		2024		2023		2022
Service charges on deposits	$	8,198	$	7,890	$	7,382
Brokerage income		8,562		7,184		6,929
Debit and credit card interchange income, net		8,627		8,490		8,416
Other fees and commissions		1,590		1,408		1,653
BOLI and annuity earnings		1,817		1,667		1,346
Loss on sale of securities, net		(2,742)		(1,009)		(1,620)
Fees and gains on sales of mortgage loans		3,068		2,635		2,973
Mortgage servicing income (loss), net		(1)		9		(28)
Gain (loss) on sale of fixed assets, net		(303)		(55)		291
Gain (loss) on sale of other assets, net		(8)		(10)		8
Other income (loss)		146		80		(69)
Total non-interest income	$	28,954	$	28,289	$	27,281

Non-Interest Expense

		2024		2023		2022
Employee salaries and benefits	$	67,342	$	59,501	$	56,707
Equity-based compensation		1,567		1,528		1,864
Occupancy expenses		5,733		6,532		5,563
Furniture and equipment expenses		3,038		3,225		3,400
Data processing expenses		9,477		8,797		7,337
Advertising & public relations expenses		3,512		3,714		3,455
Accounting, legal & consulting expenses		1,550		1,789		1,409
FDIC insurance		3,129		3,120		1,527
Directors' fees		816		713		650
Other operating expenses		12,257		12,032		11,058
Total non-interest expense	$	108,421	$	100,951	$	92,970
Earnings before income taxes		73,240		62,931		68,076
Income taxes		16,576		13,939		15,056
Net earnings	$	56,664	$	48,992	$	53,020
Net loss (gain) attributable to noncontrolling interest		(134)		(54)		22
Net earnings attributable to Wilson Bank Holding Company	$	56,530	$	48,938	$	53,042
Basic earnings per common share	$	4.79	$	4.21	$	4.66
Diluted earnings per common share	$	4.78	$	4.20	$	4.65
Weighted average common shares outstanding:						
Basic		11,806,822		11,611,690		11,377,617
Diluted		11,838,589		11,641,366		11,408,924

Wilson Bank Holding Company

	As of or for the year ended December 31,			
	2024	2023	2022	2021
Total Capital to Risk Weighted Assets	14.5%	14.5%	13.5%	13.9%
Total Capital to Assets Ratio	8.95%	8.86%	8.41%	10.37%
Total Assets	$ 5,358,659,000	$ 4,846,476,000	$ 4,285,650,000	$ 3,989,596,000
Loans, net of allowance for credit losses	$ 4,042,392,000	$ 3,550,675,000	$ 3,113,796,000	$ 2,444,282,000
Total Deposits	$ 4,830,034,000	$ 4,367,106,000	$ 3,892,705,000	$ 3,555,071,000
Net Interest Margin	3.30%	3.30%	3.70%	3.44%
Return on Average Assets	1.12%	1.08%	1.29%	1.35%

	As of or for the year ended December 31,			
	2024	2023	2022	2021
Earnings & Performance Ratios				
Net Income	$ 56,530,000	$ 48,938,000	$ 53,042,000	$ 49,426,000
Return on Average Equity	12.41%	12.47%	14.36%	12.45%
Diluted Earnings per Share	$ 4.78	$ 4.20	$ 4.65	$ 4.43
Weighted Average Diluted Shares Outstanding	11,838,589	11,641,366	11,408,924	11,162,956

	For the year ended December 31,			
	2024	2023	2022	2021
Average Cost of Funds	3.04%	2.27%	0.49%	0.41%
Yield on earning assets	5.92%	5.24%	4.11%	3.77%

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

The Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. Such forward-looking statements involve known and unknown risks and uncertainties, including, but not limited to those described in this annual report for the year ended December 31, 2024 and also include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in credit losses and provisions for these losses, (ii) deterioration in the real estate market conditions in the Company's market areas, including demand for residential real estate loans as a result of elevated rates on residential real estate mortgage loans, (iii) the impact of increased competition with other financial institutions, including pricing pressures on loans and deposits, and the resulting impact on the Company's results, including as a result of compression to net interest margin, (iv) adverse conditions in local or national economies, including the economy in the Company's market areas, including as a result of the impact of escalating geopolitical tensions (including the ongoing conflicts in Ukraine and the Middle East or increased terrorist activities in the United States), inflationary pressures and the elevated rate environment, international trade disputes and retaliatory tariffs, increased terrorist activity in the United States, supply chain disruptions and labor shortages (including as a result of deportations) on our customers and on their businesses, (v) fluctuations or differences in interest rates on earning assets and interest bearing liabilities from those that the Company is modeling or anticipating, including as a result of the Bank's inability to maintain deposit rates or defer increases to those rates in an elevated rate environment or lower rates in a falling rate environment, (vi) the ability to grow and retain low-cost core deposits, (vii) significant downturns in the business of one or more large customers, (viii) the inability of the Company to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies, required capital maintenance levels, or regulatory requests or directives, (ix) changes in state or Federal regulations, policies, or legislation applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, (x) changes in capital levels and loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments, (xi) inadequate allowance for credit losses, (xii) the effectiveness of the Company's activities in improving, resolving or liquidating lower quality assets, (xiii) results of regulatory examinations, (xiv) the vulnerability of the Company's network and online banking portals, and the systems of parties with whom the Company contracts, to unauthorized access, computer viruses, phishing schemes, social engineering, fraud, spam attacks, ransomware attacks, human error, natural disasters, power loss, and other security breaches, (xv) the possibility of additional increases to compliance costs or other operational expenses as a result of increased regulatory oversight, (xvi) loss of key personnel, and (xvii) adverse results (including costs, fines, reputational harm and/or other negative effects) from current or future litigation, examinations or other legal and/or regulatory actions. These risks and uncertainties may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. The Company's future operating results depend on a number of factors which were derived utilizing numerous assumptions that could cause actual results to differ materially from those projected in forward-looking statements

General

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust ("Wilson Bank" or "the Bank"), a Tennessee state-chartered bank headquartered in Lebanon, Tennessee. The Company was formed in 1992. Wilson Bank commenced operations in 1987.

Wilson Bank is a community bank headquartered in Lebanon, Tennessee, principally serving Wilson County, DeKalb County, Smith County, Trousdale County, Rutherford County, Davidson County, Putnam County, Sumner County, Hamilton County, and Williamson County, Tennessee as its primary market areas. The markets served by the Bank are largely within the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area. At December 31, 2024, Wilson Bank had thirty-one office locations in Wilson, Davidson, DeKalb, Smith, Sumner, Rutherford, Putnam, Trousdale, Hamilton, and Williamson counties in Tennessee. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. Wilson Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers an investment center which offers a full line of investment services to its customers.

Wilson Bank also holds an ownership interest in Encompass Home Loan Lending, LLC ("Encompass"), a company offering mortgage banking services that is 51% owned by Wilson Bank and 49% owned by two home builders operating in Wilson Bank's market areas. The results of Encompass, which commenced operations on June 1, 2022, are consolidated in the Company's financial statements included elsewhere in this Annual Report on From 10-K.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto.

Application of Critical Accounting Policies and Accounting Estimates

We follow accounting and reporting policies that conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base estimates on historical experience, current information, forecasted economic conditions, and other factors deemed to be relevant, actual results could differ from those estimates.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements.

Accounting policies related to the allowance for credit losses on financial instruments including loans and off-balance-sheet credit exposures are considered to be critical as these policies involve considerable subjective judgment and estimation by management. As discussed in Note 1 - Summary of Significant Accounting Policies, our policies related to allowances for credit losses changed on January 1, 2022 in connection with the adoption of a new accounting standard update as codified in Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") Financial Instruments - Credit Losses. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets. For additional information regarding critical accounting policies, refer to Note 1 - Summary of Significant Accounting Policies and Note 2 - Loans and Allowance for Credit Losses in the notes to consolidated financial statements contained elsewhere in this Annual Report.

Selected Financial Data

Set forth below is certain selected financial data related to the Company's operations as of and for the twelve months ended December 31, 2024, 2023, 2022, 2021, and 2020.

	In Thousands, Except Per Share Information				
	As Of December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$5,358,659	4,846,476	4,285,650	3,989,596	3,369,604
Loans, net	$4,042,392	3,550,675	3,113,796	2,444,282	2,282,766
Securities	$ 827,893	811,081	822,812	897,585	580,543
Deposits	$4,830,034	4,367,106	3,892,705	3,555,071	2,960,595
Shareholders' equity	$ 479,703	429,405	360,452	413,717	380,121

	Years Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
CONSOLIDATED STATEMENTS OF EARNINGS:					
Interest income	$ 284,116	222,583	157,540	129,841	122,968
Interest expense	126,809	83,679	16,133	11,636	18,219
Net interest income	157,307	138,904	141,407	118,205	104,749
Provision for credit losses - loans	5,192	6,300	8,656	1,143	9,696
Provision for credit losses - off-balance sheet exposures	(592)	(2,989)	(1,014)	262	259
Net interest income after provision for credit losses	152,707	135,593	133,765	116,800	94,794
Non-interest income	28,954	28,289	27,281	32,850	29,795
Non-interest expense	108,421	100,951	92,970	85,492	76,479
Earnings before income taxes	73,240	62,931	68,076	64,158	48,110
Income taxes	16,576	13,939	15,056	14,732	9,618
Net earnings	56,664	48,992	53,020	49,426	38,492
Net loss (gain) attributable to noncontrolling interest	(134)	(54)	22	—	—
Net earnings attributable to Wilson Bank Holding Company	$ 56,530	48,938	53,042	49,426	38,492
Cash dividends declared	$ 20,552	17,303	20,880	14,909	13,013
PER SHARE DATA:					
Basic earnings per common share	$ 4.79	4.21	4.66	4.44	3.52
Diluted earnings per common share	$ 4.78	4.20	4.65	4.43	3.51
Cash dividends	$ 1.75	1.50	1.85	1.35	1.20
Book value	$ 40.39	36.74	31.42	36.93	34.58
RATIOS:					
Return on average shareholders' equity	12.41%	12.47	14.36	12.45	10.65
Return on average assets	1.12%	1.08	1.29	1.35	1.24
Total capital to assets	8.95%	8.86	8.41	10.37	11.28
Dividends declared per share as a percentage of basic earnings per share	36.53%	35.63	39.70	30.41	34.09

Non-GAAP Financial Measures

This Annual Report contains certain financial measures that are not measures recognized under U.S. GAAP and, therefore, are considered non-GAAP financial measures. Members of Company management use these non-GAAP financial measures in their analysis of the Company's performance, financial condition, and efficiency of operations. Management of the Company believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods. Management of the Company also believes that investors find these non-GAAP financial measures useful as they assist investors in understanding underlying operating performance and identifying and analyzing ongoing operating trends. However, the non-GAAP financial measures discussed herein should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with U.S. GAAP. Moreover, the manner in which the non-GAAP financial measures discussed herein are calculated may differ from the manner in which measures with similar names are calculated by other companies. You should understand how other companies calculate their financial measures similar to, or with names similar to, the non-GAAP financial measures we have discussed herein when comparing such non-GAAP financial measures.

The non-GAAP measures in this Annual Report include "pre-tax pre-provision income," "pre-tax pre-provision basic earnings per share," "pre-tax pre-provision return on average shareholders' equity," and "pre-tax pre-provision return on average assets." A reconciliation of these measures to the comparable GAAP measures is included below.

Selected Financial Information

The executive management and Board of Directors of the Company evaluate key performance indicators (KPIs) on a continuing basis. These KPIs serve as benchmarks of Company performance and are used in making strategic decisions and, in some cases, are utilized for purposes of setting performance targets for our executive officers' incentive-based cash compensation. The following table represents the KPIs that management has determined to be important in making decisions for the Bank, in each case for the years ended December 31, 2024, 2023 and 2022 (for the per share data and performance ratios) and as of December 31, 2024 and 2023 (for the consolidated balance sheet ratios):

	2024		*2023*		*2022*	
PER SHARE DATA:						
Basic earnings per common share (GAAP)	$	4.79	$	4.21	$	4.66
Pre-tax pre-provision basic earnings per share (1)	$	6.58	$	5.70	$	6.66
Diluted earnings per common share (GAAP)	$	4.78	$	4.20	$	4.65
Cash dividends per common share	$	1.75	$	1.50	$	1.85
Dividends declared per common share as a percentage of basic earnings per common share		36.53%		35.63%		39.70%

(1) Excludes income tax expense, provision for credit losses-loans, provision for credit losses-available for sale securities, and provision for credit losses on off-balance sheet exposures.

	2024	*2023*	*2022*
PERFORMANCE RATIOS:			
Return on average shareholders' equity (GAAP) (1)	12.41%	12.47%	14.36%
Pre-tax pre-provision return on average shareholders' equity (2)	17.06%	16.86%	20.51%
Return on average assets (GAAP) (3)	1.12%	1.08%	1.29%
Pre-tax pre-provision return on average assets (2)	1.54%	1.47%	1.84%
Efficiency ratio (GAAP) (4)	58.21%	60.38%	55.11%

(1) Return on average shareholders' equity is the result of net income divided by average shareholders' equity.
(2) Excludes income tax expense, provision for credit losses-loans, provision for credit losses-available for sale securities, and provision for credit losses on off-balance sheet exposures.
(3) Return on average assets is the result of net income divided by average assets.
(4) Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and non-interest income.

	December 31, 2024		December 31, 2023
CONSOLIDATED BALANCE SHEET RATIOS:			
Total capital to assets ratio		8.95%	8.86%
Equity to assets ratio (Average equity divided by average total assets)		9.00%	8.69%
Tier 1 capital to average assets		10.38%	10.60%
Non-performing asset ratio		0.10%	0.03%
Book value per common share	$	40.39	$ 36.74

Reconciliation of Non-GAAP Financial Measures

		December 31, 2024		December 31, 2023		December 31, 2022
Pre-tax pre-provision income:						
Net income attributable to common shareholders (GAAP)	$	56,530	$	48,938	$	53,042
Add: provision for credit losses - loans		5,192		6,300		8,656
Add: provision expense (benefit) for credit losses on off-balance sheet exposures		(592)		(2,989)		(1,014)
Add: Provision for credit losses - available-for-sale securities		—		—		—
Add: income tax expense		16,576		13,939		15,056
Pre-tax pre-provision income	$	77,706	$	66,188	$	75,740
Pre-tax pre-provision basic earnings per share:						
Pre-tax pre-provision income	$	77,706	$	66,188	$	75,740
Weighted average shares		11,806,822		11,611,690		11,377,617
Basic earnings per common share (GAAP)	$	4.79	$	4.21	$	4.66
Provision for credit losses - loans	$	0.44	$	0.54	$	0.76
Provision expense (benefit) for credit losses on off-balance sheet exposures	$	(0.05)	$	(0.26)	$	(0.09)
Provision for credit losses - available-for-sale securities	$	—	$	—	$	—
Income tax expense	$	1.40	$	1.21	$	1.33
Pre-tax pre-provision basic earnings per common share	$	6.58	$	5.70	$	6.66
Pre-tax pre-provision return on average shareholders' equity:						
Pre-tax pre-provision income	$	77,706	$	66,188	$	75,740
Average total shareholders' equity		455,466		392,466		369,314
Return on average shareholders' equity (GAAP)		12.41%		12.47%		14.36%
Provision for credit losses - loans		1.14%		1.61%		2.34%
Provision expense (benefit) for credit losses on off-balance sheet exposures		(0.13)%		(0.76)%		(0.27)%
Provision for credit losses - available-for-sale securities		—%		—%		—%
Income tax expense		3.64%		3.54%		4.08%
Pre-tax pre-provision return on average shareholders' equity		17.06%		16.86%		20.51%
Pre-tax pre-provision return on average assets:						
Pre-tax pre-provision income	$	77,706	$	66,188	$	75,740
Average assets		5,060,367		4,517,697		4,107,738
Return on average assets (GAAP)		1.12%		1.08%		1.29%
Provision for credit losses - loans		0.10%		0.14%		0.21%
Provision expense (benefit) for credit losses on off-balance sheet exposures		(0.01)%		(0.07)%		(0.02)%
Provision for credit losses - available-for-sale securities		—%		—%		—%
Income tax expense		0.33%		0.32%		0.36%
Pre-tax pre-provision return on average assets		1.54%		1.47%		1.84%

Results of Operations

Net earnings for the year ended December 31, 2024 were $56,530,000, an increase of $7,592,000, or 15.51%, compared to net earnings of $48,938,000 for the year ended December 31, 2023. Our 2023 net earnings were 7.74%, or $4,104,000, lower than our net earnings of $53,042,000 for 2022. Basic earnings per share were $4.79 in 2024, compared with $4.21 in 2023 and $4.66 in 2022. Diluted earnings per share were $4.78 in 2024, compared to $4.20 in 2023 and $4.65 in 2022. The increase in net earnings and diluted and basic earnings per share during the year ended December 31, 2024 as compared to the year ended

December 31, 2023 was primarily due to an increase in net interest income before provision for credit losses and an increase in non-interest income partially offset by an increase in non-interest expense and an increase in provision for credit losses. The increase in net interest income was due to an increase in average interest earning asset balances and an increase in the yield earned on interest earning assets, partially offset by an increase in cost of funds and an increase in average interest bearing deposit balances. Net interest margin for both the years ended December 31, 2024 and December 31, 2023 was 3.30%, and 3.70% for the year ended December 31, 2022. Net interest spread for the year ended December 31, 2024 was 2.88%, compared to 2.97% and 3.62% for the years ended December 31, 2023 and December 31, 2022, respectively. The increase in non-interest expense was primarily due to increases in salaries and employee benefits and data processing fees. See below for further discussion regarding variances related to net interest income, provision for credit losses, non-interest income, non-interest expense and income taxes.

The decrease in net earnings for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to a decrease in net interest income before provision for credit losses and an increase in non-interest expense, partially offset by an increase in non-interest income and a decrease in provision for credit losses-loans. The decrease in net interest income was due to an increase in cost of funds between the relevant periods, partially offset by an increase in average interest earning asset balances and an increase in the yield earned on interest earning assets. The increase in non-interest expense largely resulted from the Company's continued growth as well as rising costs of employees' salaries and benefits as a result of competition we experienced for human capital in our market areas.

The increase in Return on Average Assets (ROA) for the year ended December 31, 2024 when compared to December 31, 2023 as set forth in the table above was primarily attributable to an increase in net interest income and an increase in brokerage income, partially off-set by increases in salaries and employee benefits, data processing costs, an increase in the loss on sale of securities, an increase in provision for credit losses, and an increase in average assets.

The decrease in ROA for the year ended December 31, 2023 when compared to December 31, 2022 as set forth in the table above was primarily attributable to net interest margin compression, an increase in salaries and employee benefits, and an increase in FDIC insurance and data processing costs; partially offset by a decrease in the loss on sale of securities, an increase in service charges on deposit accounts, and a decrease in the provision for credit losses.

On November 12, 2024, Wilson Bank entered in a purchase and assumption agreement pursuant to which it has agreed to acquire certain assets, including certain loans, and assume certain liabilities, including certain deposits, of a branch office in Cookeville, Tennessee that is currently operated by another bank. Total assets to be acquired are estimated to be approximately $17 million as of the date hereof, while total deposits and other liabilities to be assumed are estimated to be approximately $30 million as of the date hereof. The Company expects the transaction to close in the first half of 2025. The acquisition is not expected to significantly impact the Bank's operations.

Subsequent to December 31, 2024, Wilson Bank committed to expand the Chattanooga loan production office to a full service branch. As a part of this expansion the Bank entered into a lease for the location for the new full service branch and is currently remodeling the space. The costs associated with this expansion, including construction, equipment and lease expenses, are not expected to be significant.

Net Interest Income

The schedule which follows indicates the average balances for each major balance sheet item, an analysis of net interest income and net interest expense and the change in interest income and interest expense attributable to changes in volume and changes in rates.

The difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities is net interest income, which is the Company's gross margin. An analysis of net interest income is more meaningful when income from tax-exempt earning assets is adjusted to a tax equivalent basis. Accordingly, the following schedule includes a tax equivalent adjustment of tax-exempt earning assets, assuming a weighted average Federal income tax rate of 21% for 2024, 2023 and 2022.

In this schedule, "change due to volume" is the change in volume multiplied by the interest rate for the prior year. "Change due to rate" is the change in interest rate multiplied by the volume for the prior year. Changes in interest income and expense not due solely to volume or rate changes have been allocated to the "change due to volume" and "change due to rate" in proportion to the relationship of the absolute dollar amounts of the change in each category.

Non-accrual loans have been included in the loan category.

| | *Dollars In Thousands* | | | | | | | | | |
| | 2024 | | | 2023 | | | 2024/2023 Change | | | |
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Loans, net of unearned interest (1) (2)	$3,797,527	6.66%	250,273	$3,398,070	5.93%	198,739	$ 25,085	26,449	51,534	
Investment securities—taxable	780,122	2.76	21,569	731,172	2.41	17,597	1,232	2,740	3,972	
Investment securities—tax exempt	56,664	2.63	1,488	66,600	2.36	1,574	(250)	164	(86)	
Taxable equivalent adjustment (3)	—	0.70	396	—	0.63	418	(66)	44	(22)	
Total tax-exempt investment securities	56,664	3.32	1,884	66,600	2.99	1,992	(316)	208	(108)	
Total investment securities	836,786	2.80	23,453	797,772	2.46	19,589	916	2,948	3,864	
Loans held for sale	3,000	6.30	189	4,637	5.26	244	(97)	42	(55)	
Federal funds sold	9,686	5.30	513	8,157	5.16	421	81	11	92	
Interest bearing deposits	203,372	4.80	9,753	92,655	3.99	3,697	5,181	875	6,056	
Restricted equity securities	3,739	8.85	331	3,551	8.76	311	17	3	20	
Total earning assets	4,854,110	5.92	284,512	4,304,842	5.24	223,001	31,183	30,328	61,511	27.58%
Cash and due from banks	25,789			25,066						
Allowance for credit losses - loans	(45,523)			(42,214)						
Bank premises and equipment	62,044			62,013						
Other assets	163,947			167,990						
Total assets	$5,060,367			$4,517,697						

Dollars In Thousands

	2024			2023			2024/2023 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Deposits:										
Negotiable order of withdrawal accounts	$ 927,902	0.86%	8,014	$ 976,154	0.60%	5,847	$ (302)	2,469	2,167	
Money market demand accounts	1,237,236	2.79	34,529	1,123,482	2.03	22,769	2,489	9,271	11,760	
Time deposits	1,671,006	4.70	78,491	1,264,602	3.98	50,341	18,045	10,105	28,150	
Other savings deposits	329,283	1.73	5,709	322,458	1.43	4,625	100	984	1,084	
Total interest-bearing deposits	4,165,427	3.04	126,743	3,686,696	2.27	83,582	20,332	22,829	43,161	
Federal Home Loan Bank advances	—	—	—	63	3.05	2	(1)	(1)	(2)	
Fed funds purchased	13	6.29	1	541	4.48	24	(30)	7	(23)	
Finance leases	2,236	2.91	65	2,266	3.14	71	(1)	(5)	(6)	
Total interest-bearing liabilities	4,167,676	3.04	126,809	3,689,566	2.27	83,679	20,300	22,830	43,130	51.54%
Demand deposits	391,942			399,683						
Other liabilities	45,283			35,982						
Shareholders' equity	455,466			392,466						
Total liabilities and shareholders' equity	$5,060,367			$4,517,697						
Net interest income			$ 157,703			$ 139,322	$ 10,883	$ 7,498	$ 18,381	13.19%
Net interest margin (4)		3.30%			3.30%					
Net interest spread (5)		2.88%			2.97%					

(1) Yields on loans and total earning assets include the impact of State income tax credits related to incentive loans at below market rates and tax exempt loans to municipalities of $2.7 million for the years ended December 31, 2024 and 2023.

(2) Loan fees of $15.2 million are included in interest income in 2024. Loan fees of $12.0 million are included in interest income in 2023.

(3) The tax equivalent adjustments have been computed using a 21% Federal tax rate.

(4) Net interest income on a tax equivalent basis divided by average interest-earning assets.

(5) Average interest rate on interest-earning assets less average interest rate on interest-bearing liabilities.

Dollars In Thousands

	2023			2022			2023/2022 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Loans, net of unearned interest (1) (2)	$ 3,398,070	5.93%	198,739	$ 2,796,301	5.05%	138,161	$ 33,519	27,059	60,578	
Investment securities— taxable	731,172	2.41	17,597	814,716	1.95	15,902	(1,747)	3,442	1,695	
Investment securities— tax exempt	66,600	2.36	1,574	72,724	1.91	1,392	(124)	306	182	
Taxable equivalent adjustment (3)	—	0.63	418	—	0.51	370	(33)	81	48	
Total tax-exempt investment securities	66,600	2.99	1,992	72,724	2.42	1,762	(157)	387	230	
Total investment securities	797,772	2.46	19,589	887,440	1.99	17,664	(1,904)	3,829	1,925	
Loans held for sale	4,637	5.26	244	7,131	3.70	264	(110)	90	(20)	
Federal funds sold	8,157	5.16	421	15,486	0.72	111	(76)	386	310	
Interest bearing deposits	92,655	3.99	3,697	204,548	0.74	1,522	(1,238)	3,413	2,175	
Restricted equity securities	3,551	8.76	311	4,768	3.94	188	(58)	181	123	
Total earning assets	4,304,842	5.24	223,001	3,915,674	4.11	157,910	30,133	34,958	65,091	41.22%
Cash and due from banks	25,066			24,087						
Allowance for credit losses - loans	(42,214)			(36,444)						
Bank premises and equipment	62,013			61,807						
Other assets	167,990			142,614						
Total assets	$ 4,517,697			$ 4,107,738						

Dollars In Thousands

	2023			2022			2023/2022 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Deposits:										
Negotiable order of withdrawal accounts	$ 976,154	0.60%	5,847	$1,083,028	0.24%	2,546	$ (274)	3,575	3,301	
Money market demand accounts	1,123,482	2.03	22,769	1,250,916	0.47	5,905	(661)	17,524	16,863	
Time deposits	1,264,602	3.98	50,341	601,100	1.08	6,486	12,762	31,094	43,856	
Other savings deposits	322,458	1.43	4,625	332,918	0.34	1,116	(36)	3,545	3,509	
Total interest-bearing deposits	3,686,696	2.27	83,582	3,267,962	0.49	16,053	11,791	55,738	67,529	
Federal Home Loan Bank advances	63	3.05	2	—	—	—	2	—	2	
Fed funds purchased	541	4.48	24	256	5.47	14	13	(3)	10	
Finance leases	2,266	3.14	71	1,928	3.43	66	11	(6)	5	
Total interest-bearing liabilities	3,689,566	2.27	83,679	3,270,146	0.49	16,133	11,817	55,729	67,546	418.68%
Demand deposits	399,683			434,443						
Other liabilities	35,982			33,835						
Shareholders' equity	392,466			369,314						
Total liabilities and shareholders' equity	$ 4,517,697			$4,107,738						
Net interest income			$139,322			$141,777	$ 18,316	$ (20,771)	$ (2,455)	(1.73%)
Net interest margin (4)		3.30%			3.70%					
Net interest spread (5)		2.97%			3.62%					

(1) Yields on loans and total earning assets include the impact of State income tax credits related to incentive loans at below market rates and tax exempt loans to municipalities of $2.7 million and $3.0 million for the years ended December 31, 2023 and 2022, respectively.

(2) Loan fees of $12.0 million are included in interest income in 2023. Loan fees of $12.9 million are included in interest income in 2022, inclusive of $139,000 in SBA fees related to PPP loans.

(3) The tax equivalent adjustments have been computed using a 21% Federal tax rate.

(4) Net interest income on a tax equivalent basis divided by average interest-earning assets.

(5) Average interest rate on interest-earning assets less average interest rate on interest-bearing liabilities.

The components of our loan yield, a key driver to our net interest margin for the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024		December 31, 2023		December 31, 2022	
	Interest Income	Average Yield	Interest Income	Average Yield	Interest Income	Average Yield
Loan yield components:						
Contractual interest rates	235,056	6.19%	186,754	5.50%	125,281	4.48%
Origination and other fee income	15,217	0.40%	11,985	0.35%	12,741	0.46%
PPP loan fee income	—	—%	—	—%	139	0.00%
Loan tax credits and tax-exempt loan interest	2,720	0.07%	2,677	0.08%	2,953	0.11%
Total	$252,993	6.66%	$201,416	5.93%	$141,114	5.05%

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2024 was $284,116,000, up 27.64% when compared with $222,583,000 in 2023, which was up 41.29% when compared to $157,540,000 in 2022, in each case excluding tax exempt adjustments relating to tax exempt securities and loans. The increase in total interest income in 2024 when compared to 2023 was primarily attributable to an increase in interest earned on loans, an increase in interest and dividends earned on securities, and an increase in interest earned on interest bearing deposits. The increase in interest earned on loans resulted from an overall increase in average loan balances and an increase in the average yield earned on loans as new loans were originated at higher contractual interest rates and a portion of the Bank's variable loan portfolio repriced to current market rates. Approximately 84% of the loans in our loan portfolio are variable rate loans, primarily indexed to the Federal Reserve prime rate. Fees earned on loans totaled $15,217,000, $11,985,000 and $12,880,000 for the years ended 2024, 2023 and 2022, respectively. The increase in fees earned on loans for the year ended 2024 when compared to the year ended 2023 was attributable to an increase in the volume of new loan originations. The total amount of state income tax credits and tax-exempt loan interest included in our loan yields were $2,720,000, $2,677,000 and $2,953,000 for the years ended December 31, 2024, 2023 and 2022, respectively. The increase in interest and dividends earned on securities in 2024 when compared to 2023 resulted from higher yields earned on the securities purchased in December 2023 and throughout 2024 as management invested liquid funds into the securities portfolio, as well as management's decision to restructure a portion of the securities portfolio and invest the proceeds in higher yielding securities in 2024. The increase in interest earned on interest bearing deposits over the same period resulted from an increase in average balances and the yield earned as a result of the Federal Reserve raising rates throughout 2023.

The ratio of average earning assets to total average assets was 95.9%, 95.3% and 95.3% for each of the years ended December 31, 2024, 2023 and 2022, respectively. Average earning assets increased $549,268,000 from $4,304,842,000 at December 31, 2023 to $4,854,110,000 at December 31, 2024. For the year ended December 31, 2022, average earning assets were $3,915,674,000. The average rate earned on earning assets for 2024 was 5.92%, compared with 5.24% in 2023 and 4.11% in 2022. The increase in average earning assets was largely due to an increase in the average balance of loans due to loan growth, an increase in the average balance of interest bearing deposits and an increase in the average balance of securities. The increase in the average rate earned on earning assets is primarily due to an increase in the average yield earned on loans as new loans were originated at higher contractual interest rates and a portion of the Bank's variable loan portfolio repriced to current market rates as mentioned previously.

Total interest expense for 2024 was $126,809,000, an increase of $43,130,000, or 51.54%, compared to total interest expense of $83,679,000 in 2023. For 2022, total interest expense totaled $16,133,000. Average interest-bearing deposits increased to $4,165,427,000 for 2024 compared to $3,686,696,000 for 2023. The average rate paid on interest-bearing deposits was 3.04% for 2024 compared to 2.27% for 2023. The increase in total interest expense in 2024 resulted from an increase in the volume and rate paid on average interest bearing deposits. Competitive pressures in the elevated short-term interest rate environment required the Bank to raise, and then subsequently maintain rates paid on deposits at higher levels while the Bank's customers shifting deposits from lower rate earning or non-interest bearing accounts to higher rate earning accounts and the increase in Certificate of Deposit Account Registry Service and Insured Cash Sweep products also negatively impacted interest expense. As competitive pressures began to ease in the second half of 2024 and the 100 basis points in rate cuts by the Federal Reserve took effect, we began lowering interest rates on some of our deposit products. However, if the competitive pressures begin to rise once again, the Federal Reserve does not cut the federal funds rate any further or loan growth outpaces deposit growth, the Bank may have to once again raise the rates it pays on deposits. We expect interest expense to continue to increase due to an increase in overall deposit balances.

Net interest income for 2024 totaled $157,307,000 as compared to $138,904,000 and $141,407,000 in 2023 and 2022, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), decreased to 2.88% in 2024 from 2.97% in 2023. The net interest spread was 3.62% in 2022. Net interest margin did not change and was 3.30% in 2024 and 2023. The net interest margin was 3.70% in 2022. Net interest margin remained the same in 2024 as it was in 2023 as a result of the growth in net interest income and the level of average earning assets off-setting the increases in cost of funds and the level of our average interest bearing liabilities. Changes in interest rates paid on products such as interest checking, savings, and money market accounts will generally increase or decrease in a manner that is consistent with changes in the short-term environment, but those rates are also impacted by competitive market conditions.

The direction and speed with which short-term interest rates move has an impact on our net interest income. The Federal Reserve influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. Our loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate decreased by 100 basis points from September 18, 2024 through December 31, 2024 as the Federal Reserve cut the target rate for the federal funds rate by 100 basis points. The Company believes that short-term interest rates will remain at or near their current levels throughout 2025, and in such rate environment, expansion of the Company's net interest margin will be dependent upon, in part, whether the Company is forced to maintain deposit rates at their current levels or further increase them for the reasons noted above. However, if short-term interest rates decline further the Company's net interest margin and earnings could be negatively impacted if the yields on loans decrease faster than the Company is able to lower deposit rates, including as a result of loan growth outpacing our ability to add lower cost core deposits or competitive pressures in our markets limiting our ability to reduce the rates we pay on deposits, particularly given that 84% of the loans in our loan portfolio are variable rate loans. Alternatively, if the Company is able to reprice its deposits more quickly than it reprices the rates it earns on loans in such a falling rate environment, the Company expects its net interest margin would expand.

Provision for Credit Losses

On January 1, 2022, we adopted FASB ASU 2016-13, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our loan portfolio. The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation is adequate to provide coverage for all expected credit losses. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. Refer to Note 1, "Summary of Significant Accounting Policies" in the notes to our consolidated financial statements appearing elsewhere in this Annual Report on 10-K for a detailed discussion regarding ACL methodology.

The provision for credit losses-loans in 2024, 2023 and 2022 was $5,192,000, $6,300,000 and $8,656,000, respectively. The benefit for the allowance for credit losses on off-balance sheet exposures in 2024, 2023 and 2022 was $592,000, $2,989,000 and $1,014,000, respectively.

The decrease in the provision for credit losses-loans for the year ended December 31, 2024 when compared to the year ended December 31, 2023 was primarily attributable to an improvement in the macroeconomic forecast in our CECL modeling despite the increase in the volume of loans originated during the period. The decrease in the provision for credit losses-loans for the year ended December 31, 2023 when compared to the year ended December 31, 2022 was primarily attributable to a decrease in the volume of loans originated during the period, partially offset by the macroeconomic forecast in our CECL model reflecting the potential for a recession.

As discussed below under Financial Condition-Loans, loan growth was higher for the twelve months ended December 31, 2024 compared to the same period in 2023. Gross loan growth totaled $496,992,000, $440,839,000 and $671,824,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, an increase in off-balance sheet credit exposures was more than offset by an increase in our unconditionally cancellable commitments as a percentage of our off-balance sheet commitments, which are excluded from the calculation of the allowance of credit losses on off-balance sheet credit exposures under ASC 326, resulting in a benefit for the year.

The following detail provides a breakdown of the provision for credit loss-loans expense and net (charge-offs) recoveries at and for the twelve months ended December 31, 2024, 2023 and 2022:

	In Thousands, Except Percentages			
	Provision for Credit Loss - Loans Expense (Benefit)	**Net (Charge-Offs) Recoveries**	**Average Loans**	**Ratio of Net (Charge-offs) Recoveries to Average Loans**
December 31, 2024				
Residential 1-4 family real estate	$ 928	$ 15	1,030,428	—%
Commercial and multi-family real estate	2,781	—	1,406,746	—
Construction, land development and farmland	616	20	907,036	—
Commercial, industrial and agricultural	189	(20)	134,036	(0.01)
1-4 family equity lines of credit	81	—	215,603	—
Consumer and other	597	(558)	103,678	(0.54)
Total	$ 5,192	$ (543)	$ 3,797,527	(0.01)%
December 31, 2023				
Residential 1-4 family real estate	$ 1,435	$ 20	$ 909,742	—%
Commercial and multi-family real estate	2,123	—	1,192,260	—
Construction, land development and farmland	702	20	893,030	—
Commercial, industrial and agricultural	125	(29)	126,499	(0.02)
1-4 family equity lines of credit	639	—	177,398	—
Consumer and other	1,276	(1,276)	99,141	(1.29)
Total	$ 6,300	$ (1,265)	$ 3,398,070	(0.04)%
December 31, 2022				
Residential 1-4 family real estate	$ 1,353	$ 108	$ 762,580	0.01%
Commercial and multi-family real estate	1,886	—	974,101	—
Construction, land development and farmland	3,795	19	736,728	—
Commercial, industrial and agricultural	(117)	6	119,855	0.01
1-4 family equity lines of credit	396	—	120,104	—
Consumer and other	1,343	(1,044)	82,933	(1.26)
Total	$ 8,656	$ (911)	$ 2,796,301	(0.03)%

Following our adoption of CECL, the provision for credit losses - loans charged to operating expense requires us to estimate all expected credit losses over the remaining life of our loan portfolio. Other factors which, in management's judgment, deserve current recognition in estimating expected credit losses - loans include growth and composition of the loan portfolio, review of specific problem loans, the relationship of the allowance for credit losses - loans to outstanding loans, relevant information that may affect our borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions that may affect our borrowers' ability to pay.

There was no provision for credit losses on available-for-sale securities for the twelve months ended December 31, 2024, 2023, or 2022.

Non-Interest Income

The Company's non-interest income is composed of several components, some of which vary significantly between periods. Service charges on deposit accounts and other non-interest income generally reflect the Company's growth, while fees for origination of mortgage loans and brokerage fees and commissions will often reflect home mortgage market and stock market conditions and fluctuate more widely from period to period.

The following is a summary of our non-interest income for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Twelve Months Ended December 31,				Twelve Months Ended December 31,			
	2024	2023	$ Increase (Decrease)	% Increase (Decrease)	2023	2022	$ Increase (Decrease)	% Increase (Decrease)
Service charges on deposits	$ 8,198	$ 7,890	$ 308	3.90	$ 7,890	$ 7,382	$ 508	6.88%
Brokerage income	8,562	7,184	1,378	19.18	7,184	6,929	255	3.68
Debit and credit card interchange income, net	8,627	8,490	137	1.61	8,490	8,416	74	0.88
Other fees and commissions	1,590	1,408	182	12.93	1,408	1,653	(245)	(14.82)
BOLI and annuity earnings	1,817	1,667	150	9.00	1,667	1,346	321	23.85
Loss on sale of securities, net	(2,742)	(1,009)	(1,733)	(171.75)	(1,009)	(1,620)	611	37.72
Fees and gains on sales of mortgage loans	3,068	2,635	433	16.43	2,635	2,973	(338)	(11.37)
Mortgage servicing income (loss), net	(1)	9	(10)	(111.11)	9	(28)	37	132.14
Gain (loss) on the sale of fixed assets, net	(303)	(55)	(248)	(450.91)	(55)	291	(346)	(118.90)
Gain (loss) on sale of other assets, net	(8)	(10)	2	20.00	(10)	8	(18)	(225.00)
Other income (loss)	146	80	66	82.50	80	(69)	149	215.94
Total non-interest income	$ 28,954	$ 28,289	$ 665	2.35%	$ 28,289	$ 27,281	$ 1,008	3.69%

2024 v. 2023

The increase in non-interest income for the year ended December 31, 2024 when compared to the year ended December 31, 2023 is primarily attributable to increases in brokerage income, service charges on deposits, other fees and commissions, and fees and gains on sales of mortgage loans, partially offset by an increase in the loss on sale of securities and an increase in the loss on sale of fixed assets.

The increase in brokerage income is primarily due to multiple client acquisitions resulting in an increase of overall market share, the completion of estate planning and corporate benefit cases, and the overall positive performance of financial markets.

The increase in service charges on deposits was due to an increase in overdraft fees as a result of an increase in transaction volume and an increase in the number of business deposit customers utilizing treasury management services.

The increase in other fees and commissions is primarily due to an increase in fees related to safe deposit box rentals and cashier checks, as well as an increase in rental income. Beginning in November 2023, the Company entered into a lease agreement with a third party for use of the Company's unoccupied office building.

The increase in fees and gains on sale of mortgage loans was due to the mortgage interest rate environment positively impacting the fair value of our hedging instruments, while the mortgage interest rate environment experienced in 2023 negatively impacted the fair value of our interest hedging instruments.

The loss on sale of securities for 2024 was due to management's decision in the second half of 2024 to restructure a portion of the securities portfolio in multiple transactions that resulted in the sale of securities in a loss position in an attempt to improve the Bank's positioning relative to interest rate risk, including the sale of approximately $86.5 million of available-for-sale securities that resulted in a net loss of $1.4 million in the third quarter of 2024.

The increased loss on sale of fixed assets in 2024 was primarily due to write-offs associated with the closure of a leased branch location that we closed on January 13, 2024 and the write-off of fixed assets that are no longer in use. The loss on sale of fixed assets in 2023 was primarily due to the sale of a company vehicle.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

2023 v. 2022

The increase in non-interest income for the year ended December 31, 2023 when compared to the year ended December 31, 2022 was primarily attributable to increases in service charges on deposits, brokerage income, BOLI and annuity earnings, and a decrease in the realized loss on the sale of securities, partially offset by a decrease in fees and gains on sale of mortgage loans and a decrease in the gain on the sale of fixed assets.

The increase in service charges on deposits was primarily due to an increase in non-sufficient funds due to an increase in the number of customers and the more challenging economic environment in 2023.

The increase in brokerage income was primarily due to a strong fourth quarter of 2023, driven by multiple client acquisitions and an increase of overall market share in our market areas as well as the positive performance of financial markets during such quarter.

The increase in BOLI and annuity earnings was primarily attributable to an increase in rates in the market.

The loss on sale of securities for 2023 and 2022 was due to the Company selling securities in order to restructure the securities portfolio into higher yielding securities offsetting securities pricing in future periods. In 2023, the Company was able to take advantage of the improvement in underlying market conditions to limit the amount of realized losses.

The decrease in fees and gains on sale of mortgage loans was due to the higher interest rate environment which contributed to weakened demand for purchase money mortgage loans and refinancing transactions. The volume of mortgage loans originated for 2023 was $73,984,000 compared to $106,601,000 for 2022.

The loss on sale of fixed assets in 2023 is primarily due to the sale of a company vehicle. The gain on sale of fixed assets in 2022 was attributable to the sale of a lot which was originally purchased for a future branch location.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, FDIC premiums, occupancy expenses, furniture and equipment expenses, advertising and public relations expenses, data processing expenses, directors' fees, audit, legal and consulting fees, and other operating expenses.

The following is a summary of the Company's non-interest expense for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Twelve Months Ended December 31,				Twelve Months Ended December 31,			
	2024	2023	$ Increase (Decrease)	% Increase (Decrease)	2023	2022	$ Increase (Decrease)	% Increase (Decrease)
Employee salaries and benefits	$ 67,342	$ 59,501	$ 7,841	13.18%	$ 59,501	$ 56,707	$ 2,794	4.93%
Equity-based compensation	1,567	1,528	39	2.55	1,528	1,864	(336)	(18.03)
Occupancy expenses	5,733	6,532	(799)	(12.23)	6,532	5,563	969	17.42
Furniture and equipment expenses	3,038	3,225	(187)	(5.80)	3,225	3,400	(175)	(5.15)
Data processing expenses	9,477	8,797	680	7.73	8,797	7,337	1,460	19.90
Advertising & public relations expenses	3,512	3,714	(202)	(5.44)	3,714	3,455	259	7.50
Accounting, legal & consulting expenses	1,550	1,789	(239)	(13.36)	1,789	1,409	380	26.97
FDIC insurance	3,129	3,120	9	0.29	3,120	1,527	1,593	104.32
Directors' fees	816	713	103	14.45	713	650	63	9.69
Other operating expenses	12,257	12,032	225	1.87	12,032	11,058	974	8.81
Total non-interest expense	$ 108,421	$ 100,951	$ 7,470	7.40%	$100,951	$ 92,970	$ 7,981	8.58%

2024 v. 2023

The increase in non-interest expenses for the year ended December 31, 2024 when compared to the year ended December 31, 2023 was primarily attributable to an increase in salaries and employee benefits, data processing expenses, and other operating expenses, partially offset by a decrease in occupancy expenses, furniture and equipment expenses, advertising & public relations expenses, and accounting, legal and consulting expenses.

Employee salaries and benefits increased for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to an increase in the number of employees necessary to support the Company's growth in operations, an increase in incentives and commissions paid due to the increase in loan volume and an increase in clients and production growth within the investment department.

Data processing expense increased principally due to implementation of a small business online solution and an increase in the overall number of customers using digital services. The Company anticipates that data processing expenses will continue to increase as the Company's operations grow, the demand for digital products and services from customers increases, and the cyber threat environment grows.

The increase in other operating expenses was primarily due to costs associated with a new employee development program, including engagement activities, and mailing costs associated with account change notices. Also contributing to the increase was an increase in fees related to ICS and CDARS accounts as a result of an increase in these types of accounts.

The decrease in occupancy expense was primarily due to the closure of a leased branch office location that we closed on January 13, 2024.

The decrease in furniture and equipment expenses for the year ended December 31, 2024 was primarily due to a decrease in depreciation expense which resulted from the full depreciation of the equipment in the Company's operations building.

The decrease in advertising and public relations expenses was primarily due to the competitive rate environment experienced in 2023, which caused the Bank to increase marketing efforts focused on driving deposit growth in 2023.

The decrease in accounting, legal and consulting expenses was primarily associated with the timing and payment of invoices received at year-end.

The efficiency ratio is a common and comparable KPI used in the banking industry. The Company uses this metric to monitor how effective management is at using our internal resources. It is calculated by taking our non-interest expense divided by our net-interest income plus non-interest income. Our efficiency ratio for the years ended 2024, 2023 and 2022 was 58.21%, 60.38% and 55.11%, respectively. The improvement in the efficiency ratio in 2024 when compared to 2023 was due to the increases in net interest income and non-interest income outpacing the increase in non-interest expense.

The Company expects non-interest expense will continue to increase in 2025, including as a result of increased salary and benefits expense and increased occupancy costs associated with our continued growth.

2023 v. 2022

The increase in non-interest expenses for the year ended December 31, 2023 when compared to the year ended December 31, 2022 was primarily attributable to an increase in salaries and employee benefits, occupancy expenses, data processing expenses, FDIC insurance, other operating expenses, and advertising expenses.

Salaries and employee benefits increased for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in the number of employees necessary to support the Company's growth in operations and branch count.

The increase in occupancy expense was primarily due to multiple branch renovations, repairs, ongoing branch maintenance, and costs associated with the termination of a lease associated with the branch closed in January 2024.

Data processing expenses increased due to an increase in computer maintenance, consumer and business online banking, and computer hardware/license expenses. The computer maintenance expenses increased as a result of, among other items, expenses associated with additional software applications and the number of open accounts. Enhanced business digital solutions, improved digital security for consumers, and an increase in the number of customers using digital services accounted for other increases.

FDIC assessment expense increased due to the Company's growth in 2022 as well as an increase in the assessment rate administered by the FDIC.

The increase in other operating expenses was primarily due to an increase in employee engagement and development, ATM servicing costs, and write-offs on customer deposit accounts resulting from fraudulent transactions.

The increase in advertising expenses was primarily attributable to an increase in customer acquisition costs, marketing expenses associated with the opening of two new branches, the advertising of new products, as well as an overall increase in the cost of marketing resources.

Income Taxes

The Company's income tax expense was $16,576,000 for 2024, an increase of $2,637,000 from $13,939,000 for 2023, which was a decrease of $1,117,000 from the 2022 total of $15,056,000. The percentage of income tax expense to earnings before taxes was 22.6% in 2024, 22.1% in 2023 and 22.1% in 2022. The increase in income tax expense in 2024 from 2023 was due to an increase in earnings before income taxes, and the decrease in 2023 from 2022 was due to a decrease in earnings before income taxes. Our effective tax rate represents our blended statutory federal and state rate of 26.135% affected by the impact of anticipated favorable permanent differences between our book and taxable income such as earnings on bank-owned life insurance, income earned on tax-exempt securities and loans, and certain federal and state tax credits.

Our income tax expense, deferred tax assets and liabilities reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes at both the federal and state level. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results adjusted for changes in accounting policies and incorporate assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income. Changes in current tax laws and rates could also affect recorded deferred tax assets and liabilities in the future as was the case with the passage of the Tax Cuts and Jobs Act in 2017.

Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes ("ASC 740") provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC Topic 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize tax liabilities in accordance with ASC Topic 740, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Financial Condition

Balance Sheet Summary

The Company's total assets increased in 2024 by $512,183,000, or 10.57%, to $5,358,659,000 at December 31, 2024, after increasing 13.09% in 2023 to $4,846,476,000 at December 31, 2023. Loans, net of allowance for credit losses, totaled $4,042,392,000 at December 31, 2024, a $491,717,000, or 13.85%, increase compared to December 31, 2023. In 2024, management targeted owner-occupied commercial real estate, residential real estate lending and small business lending as areas of focus. The increase in loans in 2024 resulted from the continued population growth and corporate relocations in the Bank's primary market areas, the continuing impact of opening of new branches, and increased marketing efforts. The Company continued to grow loans in 2024 at a rate similar to 2023. The Company expects to experience slower loan growth in 2025 as elevated interest rates are expected to slow loan demand, particularly if a recessionary economic environment develops. In addition, we expect to continue to moderate the extent of our lending in 2025 to ensure adequate liquidity. At year-end 2024, securities totaled $827,893,000, an increase of 2.07% from $811,081,000 at December 31, 2023, primarily due to the purchase of new securities, partially offset by the run-off of declining balance securities and the sale of securities. As a result of loan growth that outpaced deposit growth, interest bearing deposits at other financial institutions decreased by $2,430,000, to $211,271,000 at December 31, 2024. Deferred income taxes totaled $46,048,000 at December 31, 2024, a $575,000, or 1.26%, increase compared to December 31, 2023.

Total liabilities increased by $461,885,000, or 10.46%, to $4,878,956,000 at December 31, 2024 compared to $4,417,071,000 at December 31, 2023. This increase was composed primarily of the $462,928,000 increase in total deposits to $4,830,034,000, a 10.60% increase from December 31, 2023. The increase in total deposits since December 31, 2023 was primarily attributable to growth in market share, branching and concerted marketing efforts, including deposit promotions, to drive deposit growth which resulted in the opening of new deposit accounts. Accrued interest and other liabilities decreased to $48,922,000 from $49,965,000 at respective year ends 2024 and 2023. The decrease in accrued interest and other liabilities was due to a decrease in reserve for income taxes, a decrease in escrow payable, and a decrease in off-balance sheet commitments, partially offset by an increase in interest payable on deposits.

Shareholders' equity increased $50,298,000, or 11.71%, in 2024, due to net earnings, the issuance of common stock pursuant to the Company's Dividend Reinvestment Plan and the exercise of stock options. This increase in equity was partially offset by dividends paid on the Company's common stock. A more detailed discussion of assets, liabilities and capital follows.

Loans

The following schedule details the loans and percentage of loans in each category of the Company at December 31, 2024 and 2023 (dollars in thousands):

	December 31, 2024		December 31, 2023	
	AMOUNT	**%**	**AMOUNT**	**%**
Residential 1-4 family real estate	$ 1,133,966	27.6%	$ 959,218	26.6%
Commercial and multi-family real estate	1,544,340	37.7	1,313,284	36.4
Construction, land development and farmland	941,193	22.9	901,336	25.0
Commercial, industrial and agricultural	144,619	3.5	127,659	3.5
1-4 family equity lines of credit	235,240	5.7	202,731	5.6
Consumer and other	106,235	2.6	104,373	2.9
Total loans before net deferred loan fees	4,105,593	100.0%	3,608,601	100.0%
Net deferred loan fees	(13,704)		(13,078)	
Total loans	4,091,889		3,595,523	
Less: Allowance for credit losses	(49,497)		(44,848)	
Net loans	$ 4,042,392		$ 3,550,675	

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for credit losses, increased 13.85% at year-end 2024 when compared to year-end 2023. Overall, the Bank's loan demand and related new loan production remained steady in 2024, with the portfolio growing at a similar rate as it did in 2023. The net loan growth from December 31, 2023 reflects increased marketing efforts focused on growing the portfolio, and continued population growth and corporate relocations in our primary market areas. The table above sets forth the loan categories and the percentage of such loans in the portfolio as of December 31, 2024 and 2023.

As represented in the above table, Wilson Bank experienced loan growth for the year ended December 31, 2024 in all loan categories. Residential 1-4 family real estate loans increased 18.2% in 2024 and comprised 27.6% of the total loan portfolio at December 31, 2024, compared to 26.6% at December 31, 2023. The increase in residential 1-4 family real estate loans is attributable to the Bank successfully growing its residential portfolio through enhanced marketing efforts directed at homebuilders in the Company's market areas, and the increase the Company experienced in the investor sector of 1-4 family. Commercial and multi-family real estate loans increased 17.6% in 2024 and comprised 37.7% of the total loan portfolio at December 31, 2024, compared to 36.4% at December 31, 2023. Construction, land development and farmland loans increased 4.4% in 2024 and comprised 22.9% of the total loan portfolio at December 31, 2024, compared to 25.0% at December 31, 2023. 1-4 family equity lines of credit loans increased 16.0% in 2024 and comprised 5.7% of the total loan portfolio at December 31, 2024, compared to 5.6% at December 31, 2023. The increase in commercial and multi-family real estate, construction, land development and farmland loans, and 1-4 family equity lines of credit is primarily attributable to continued economic growth and expansion in the Bank's primary market areas. As noted above, the Company expects loan growth to slightly slow in 2025 as a result of the elevated interest rate environment, particularly if a recessionary economic environment develops.

Because construction loans remain a meaningful portion of our portfolio, the Bank has implemented an additional layer of monitoring as it seeks to avoid advancing funds that exceed the present value of the collateral securing the loan. The responsibility for monitoring percentage of completion and distribution of funds tied to these completion percentages is now monitored and administered by a Credit Administration Department independent of the lending function. The Bank continues to seek to diversify its real estate portfolio as it seeks to lessen concentrations in any one type of loan.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2024, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods. As of December 31, 2024, the Company had not underwritten any loans in connection with capital leases.

The following table classifies the Company's fixed and variable rate loans at December 31, 2024 according to contractual maturities of: (1) one year or less, (2) after one year through five years, (3) after five years through fifteen years, and (4) after fifteen years (dollars in thousands):

	December 31, 2024				
	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
Residential 1-4 family real estate	$ 51,742	$ 13,860	$ 128,274	$ 940,090	$ 1,133,966
Commercial and multi-family real estate	69,703	63,530	249,495	1,161,612	1,544,340
Construction, land development and farmland	286,791	190,232	134,367	329,803	941,193
Commercial, industrial and agricultural	17,859	49,250	45,535	31,975	144,619
1-4 family equity lines of credit	23,819	34,714	171,302	5,405	235,240
Consumer and other	19,170	55,937	7,240	23,888	106,235
Total	$ 469,084	$ 407,523	$ 736,213	$ 2,492,773	$ 4,105,593
Loans with fixed interest rates:					
Residential 1-4 family real estate	$ 50,677	$ 3,549	$ 14,755	$ 139,664	$ 208,645
Commercial and multi-family real estate	44,278	23,241	16,056	4,548	88,123
Construction, land development and farmland	137,317	37,931	15,490	31,750	222,488
Commercial, industrial and agricultural	8,700	29,611	5,971	12	44,294
1-4 family equity lines of credit	2,058	903	15	—	2,976
Consumer and other	12,170	47,214	6,585	6,145	72,114
Total	$ 255,200	$ 142,449	$ 58,872	$ 182,119	$ 638,640
Loans with variable interest rates:					
Residential 1-4 family real estate	$ 1,065	$ 10,311	$ 113,519	$ 800,426	$ 925,321
Commercial and multi-family real estate	25,425	40,289	233,439	1,157,064	1,456,217
Construction, land development and farmland	149,474	152,301	118,877	298,053	718,705
Commercial, industrial and agricultural	9,159	19,639	39,564	31,963	100,325
1-4 family equity lines of credit	21,761	33,811	171,287	5,405	232,264
Consumer and other	7,000	8,723	655	17,743	34,121
Total	$ 213,884	$ 265,074	$ 677,341	$ 2,310,654	$ 3,466,953

The following table details selected information as to non-accrual loans of the Company at December 31, 2024, 2023 and 2022:

	In Thousands, Except Percentages								
	December 31, 2024			**December 31, 2023**			**December 31, 2022**		
		Non-Accrual Loans			**Non-Accrual Loans**			**Non-Accrual Loans**	
	Total Loans	**Amount**	**Percent of Loans in Category**	**Total Loans**	**Amount**	**Percent of Loans in Category**	**Total Loans**	**Amount**	**Percent of Loans in Category**
Residential 1-4 family real estate	$1,133,966	$ 452	0.04%	$ 959,218	$ —	—%	$ 854,970	$ —	—%
Commercial and multi-family real estate	1,544,340	3,616	0.23	1,313,284	—	—	1,064,297	—	—
Construction, land development and farmland	941,193	—	—	901,336	—	—	879,528	—	—
Commercial, industrial and agricultural	144,619	—	—	127,659	—	—	124,603	—	—
1-4 family equity lines of credit	235,240	750	0.32	202,731	—	—	151,032	—	—
Consumer and other	106,235	—	—	104,373	—	—	93,332	—	—
Total	$4,105,593	$ 4,818		$3,608,601	$ —		$3,167,762	$ —	
Allowance for credit losses on loans		$ 49,497			$ 44,848			$ 39,813	
Ratio of non-accrual loans to total loans outstanding			0.12%			—%			—%
Ratio of allowance for credit losses on loans to non-accrual loans		1,027.33%			—%			—%	

The accrual of interest income is discontinued when it is determined that collection of interest is less than probable or the collection of any amount of principal is doubtful. The decision to place a loan on non-accrual status is based on an evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors that affect the borrower's ability to pay. At the time a loan is placed on non-accrual status, the accrued but unpaid interest is also evaluated as to collectability. If collectability is doubtful, the unpaid interest is charged off. Thereafter, interest on non-accrual loans is recognized only as received. Non-accrual loans totaled $4,818,000 at December 31, 2024. There were no non-accrual loans at December 31, 2023 or 2022. For the year ended December 31, 2024, the amount of interest income on non-accrual loans that would have been recognized if loans were on accruing status was insignificant.

At December 31, 2024, there were five outstanding loan modifications made to borrowers experiencing financial difficulty, with outstanding balances totaling $25,599,000, all of which were on accrual status. At December 31, 2023, there were four outstanding loan modifications made to borrowers experiencing financial difficulty, with outstanding balances totaling $3,446,000, all of which were on accrual status.

At December 31, 2024, and December 31, 2023, there was no other real estate owned outstanding.

The following table sets forth for the reported periods loans that were at least 30 days but less than 60 days past due, 60 days but less than 90 days past due and nonaccrual loans and those loans past due greater than 89 days:

	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual and Greater Than 89 Days Past Due	Total Nonaccrual and Past Due	Current	Total Loans	Loans Greater Than 89 Days Past Due and Accruing Interest
				(In thousands)			
December 31, 2024							
Residential 1-4 family real estate	$ 5,854	1,462	766	8,082	1,125,884	1,133,966	$ 314
Commercial and multi-family real estate	—	2	3,616	3,618	1,540,722	1,544,340	—
Construction, land development and farmland	742	—	162	904	940,289	941,193	162
Commercial, industrial and agricultural	184	562	113	859	143,760	144,619	113
1-4 family equity lines of credit	960	581	840	2,381	232,859	235,240	90
Consumer and other	568	137	52	757	105,478	106,235	52
Total	$ 8,308	2,744	5,549	16,601	4,088,992	4,105,593	$ 731
December 31, 2023							
Residential 1-4 family real estate	$ 1,544	552	1,178	3,274	955,944	959,218	$ 1,178
Commercial and multi-family real estate	5,846	—	—	5,846	1,307,438	1,313,284	—
Construction, land development and farmland	2,959	1	—	2,960	898,376	901,336	—
Commercial, industrial and agricultural	52	—	7	59	127,600	127,659	7
1-4 family equity lines of credit	571	209	106	886	201,845	202,731	106
Consumer and other	350	78	118	546	103,827	104,373	118
Total	$ 11,322	840	1,409	13,571	3,595,030	3,608,601	$ 1,409

Past due loans, which include nonaccrual loans and loans greater than 89 days past due, totaled $16,601,000 at December 31, 2024, an increase from $13,571,000 at December 31, 2023. The increase in nonaccrual and greater than 89 days past due loans during the year ended December 31, 2024 of $4,140,000, from $1,409,000 to $5,549,000, was due primarily to the addition of one large residential 1-4 family real estate loan relationship, one large 1-4 family equity line of credit loan relationship, and one large commercial and multi-family real estate relationship, all of which were on non-accruing status. The increase in 60-89 days past due loans during the year ended December 31, 2024 of $1,904,000 was primarily due to the addition of three commercial, industrial and agricultural loan relationships, two 1-4 family equity lines of credit loan relationships and three residential 1-4 family real estate loan relationships. Management believes that it is probable that it will incur losses on nonaccrual and greater than 89 days past due loans but believes that these losses should not exceed the amount in the allowance for credit losses already allocated to these loans, unless there is a severe deterioration of local real estate values.

The net non-performing asset ratio (NPA) is used as a measure of the overall quality of the Company's assets. Our NPA ratio is calculated by dividing the total of our loans greater than 89 days past due and accruing interest, non-accrual loans, and other real estate owned by our total assets outstanding. Our NPA ratios for the periods ended December 31, 2024 and December 31, 2023 were 0.10% and 0.03%, respectively. The increase in our NPA ratio was the result of increases in nonaccrual loans and loans greater than 89 days past due and accruing interest as described above.

Loans may be classified as collateral dependent when the current net worth and financial capacity of the borrower or of the collateral pledged, if any, is viewed as inadequate and it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Such loans generally have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status. Collateral dependent loans are measured at the fair value of the collateral less estimated selling costs. If the fair value of the collateral dependent loan less estimated selling costs is less than the recorded investment in the loan, the Company shall recognize impairment by creating a valuation allowance with a corresponding charge to the provision for credit losses or by adjusting an existing valuation allowance for the collateral dependent loan with a corresponding charge or credit to the provision for credit losses.

At December 31, 2024, the Company had a recorded investment in collateral dependent loans totaling $37,453,000, an increase from a recorded investment in collateral dependent loans totaling $4,838,000 at December 31, 2023. The increase during the year ended December 31, 2024 as compared to December 31, 2023 is primarily due to the deterioration in payment performance and downgrade of a few large borrowers for which we believe the majority of the loans to be well-collateralized. Management has developed and continues to execute performance improvement plans on these relationships and is working to mitigate the credit risk of the loans in order to reduce our potential exposure to credit losses. As of December 31, 2024 a $408,000 valuation allowance was recorded on collateral dependent loans due to one loan relationship. As of December 31, 2023, no valuation allowance was recorded on collateral dependent loans. The allowance for credit losses for loans related to collateral dependent loans was measured based upon the estimated fair value of related collateral less estimated selling costs.

The internally classified loans as a percentage of the allowance for credit losses were 97.0% and 13.2%, respectively, at December 31, 2024 and 2023. At December 31, 2024, loans totaling $48,005,000 were included in the Company's internal classified loan list compared to $5,900,000 at December 31, 2023. The increase in internally classified loans was due to the downgrade of a few large borrowers mentioned above. Of the internally classified loans, $47,215,000 are real estate secured and $790,000 are secured by various other types of collateral. Such loans are listed as classified when information obtained about possible credit problems of the borrowers has prompted management to question the ability of the borrower to comply with the repayment terms of the loan agreement. Management continues to develop and execute performance improvement plans with these select few borrowers and continues to believe these loans are well collateralized. If economic uncertainty remains in the market, or management's performance improvement plan proves to be unsuccessful, our classified loan balances could increase further.

The allowance for credit losses is discussed under "Critical Accounting Estimates", "Provision for Credit Losses", and "Summary of Significant Accounting Policies." The Company maintains its allowance for credit losses at an amount believed by management to be adequate to absorb expected credit losses inherent in the loan portfolio as of December 31, 2024.

Substantially all of the Company's loans are from Wilson, DeKalb, Smith, Putnam, Trousdale, Davidson, Rutherford, Sumner, Williamson, Hamilton and adjacent counties. Although the majority of the Company's loans are in the real estate market, the Company seeks to exercise prudent risk management in lending through the diversification by loan category within the real estate segment, including residential 1-4 family real estate, commercial and multi-family real estate, construction, land development and farmland, and 1-4 family equity lines of credit.

The Company will target owner-occupied commercial real estate, residential real estate lending and consumer lending as areas of emphasis in 2025. At December 31, 2024, the Company's total loans equaled 84.7% of its total deposits as compared to 82.3% at December 31, 2023. The Company may sell portions of the loans it generates to other financial institutions for cash in order to improve the liquidity of the Company's loan portfolio or extend its lending capacity.

Allowance for Credit Losses

On January 1, 2022, we adopted FASB ASU 2016-13, which introduces the current expected credit losses (CECL) methodology and requires us to estimate all expected credit losses over the remaining life of our financial instrument portfolios. The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is adequate to provide coverage for all expected credit losses.

The allowance for credit losses for loans represents the portion of the loan's amortized cost basis that we do not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions considering macroeconomic forecasts. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses for loans is based on the loan's amortized cost basis, excluding accrued interest receivable, as we promptly charge off accrued interest receivable determined to be uncollectible. We determine the appropriateness of the allowance through quarterly discounted cash flow modeling of the loan portfolio which considers lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. In future quarters, we may update information and forecasts that may cause significant changes in the estimate in those future quarters.

Our allowance for credit losses for loans at December 31, 2024 reflects an amount deemed appropriate to adequately cover all expected future losses as of the date the allowance is determined based on our allowance for credit losses for loans assessment methodology. Provision for credit losses for loans in 2024 resulted in an increase of the allowance for credit losses for loans (net of charge-offs and recoveries) to $49,497,000 at December 31, 2024 from $44,848,000 at December 31, 2023 and $39,813,000 at December 31, 2022. The allowance for credit losses for loans increased 10.37% from December 31, 2023 to December 31, 2024 as compared to the 13.81% increase in total loans over the same period. The allowance for credit losses for loans was 1.21%

of total loans outstanding at December 31, 2024 compared to 1.25% at December 31, 2023. The allowance for loan losses was 1.26% at December 31, 2022.

The following schedule provides an allocation of the year-end allowance for credit losses for loans by portfolio segment for the Company as of and for the fiscal years ended December 31, 2024 and 2023:

		In Thousands, Except Percentages		
	Amount of Allowance Allocated	**Percent of Loans in Each Category to Total Loans**	**Total Loans**	**Ratio of Allowance Allocated to Loans in Each Category**
December 31, 2024				
Residential 1-4 family real estate	$ 9,708	27.6%	$ 1,133,966	0.86%
Commercial and multi-family real estate	20,203	37.7	1,544,340	1.31
Construction, land development and farmland	14,663	22.9	941,193	1.56
Commercial, industrial and agricultural	1,702	3.5	144,619	1.18
1-4 family equity lines of credit	1,890	5.7	235,240	0.80
Consumer and other	1,331	2.6	106,235	1.25
Total	$ 49,497	100.0%	4,105,593	1.21
Net deferred loan fees			(13,704)	
			$ 4,091,889	1.21%
December 31, 2023				
Residential 1-4 family real estate	$ 8,765	26.6%	$ 959,218	0.91%
Commercial and multi-family real estate	17,422	36.4	1,313,284	1.33
Construction, land development and farmland	14,027	25.0	901,336	1.56
Commercial, industrial and agricultural	1,533	3.5	127,659	1.20
1-4 family equity lines of credit	1,809	5.6	202,731	0.89
Consumer and other	1,292	2.9	104,373	1.24
Total	$ 44,848	100.0%	3,608,601	1.24
Net deferred loan fees			(13,078)	
			$ 3,595,523	1.25%

The allowance for credit losses for loans is an amount that management believes will be adequate to absorb expected losses on existing loans that may become uncollectible. The allowance for credit losses for loans as a percentage of total loans outstanding at December 31, 2024, net of deferred fees, decreased slightly from the year ended December 31, 2023. This decrease was mainly due to a more favorable macroeconomic forecast, which is discussed below in more detail, combined with portfolio composition changes towards loans with lower reserve rates.

We measure expected credit losses over the life of each loan utilizing two models. For residential 1-4 family, commercial and multi-family real estate, construction and land development, commercial and industrial, 1-4 family equity lines of credit, municipal, and certain other loan types, we use discounted cash flow models which measure probability of default and loss given default. For farmland, agricultural, credit cards, auto, and other consumer loans we use the remaining life method to estimate credit losses. The measurement of expected credit losses for loan segments utilizing discounted cash flow is impacted by certain macroeconomic variables. Models are adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period.

In estimating expected credit losses as of December 31, 2024, we utilized the Moody's Analytics December 2024 Baseline Scenario (the "Baseline Scenario") to forecast the macroeconomic variables used in our models. The Baseline Scenario was based on the review of a variety of forecasts of the U.S. economy. The Baseline Scenario projections through the end of the forecast period in the fourth quarter of 2026 included, (i) a U.S. Gross Domestic Product ("GDP") annualized quarterly growth rate in the range of approximately 1.5% to 2.7%; (ii) a U.S. unemployment rate in the range of approximately 4.0% to 4.1%; and (iii) a Home Price Index annualized quarterly growth rate in the range of approximately 1.1% to 2.4%.

We adjust model results using qualitative factor ("Q-factor") adjustments. Q-Factor adjustments are based upon management's judgment and current assessment as to the impact of risks related to changes in lending policies and procedures; economic and business conditions; loan portfolio attributes and credit concentrations; and external factors, among other things, that are not already captured within the modeling inputs, assumptions and other processes. Management assesses the potential impact of such items within a range of "major risk" to "improvement" and adjusts the modeled expected credit loss by an aggregate adjustment percentage based upon the assessment.

Our charge-off policy for collateral dependent loans is similar to our charge-off policy for all loans in that loans are charged-off in the month when a determination is made that the loan is uncollectible. Net charge-offs decreased to $543,000 in 2024 from net charge-offs of $1,265,000 in 2023 and net charge-offs of $911,000 in 2022. The ratio of net charge-offs to average total outstanding loans was 0.01% in 2024, 0.04% in 2023 and 0.03% in 2022. Overall, the Bank experienced minimal charge-offs during 2024. It is expected that charge-offs will be modest for 2025; however, a deterioration in local economic conditions may negatively impact charge-offs in the future.

We also maintain an allowance for credit losses on off-balance sheet exposures, which decreased $592,000 from $3,147,000 at December 31, 2023 to $2,555,000 at December 31, 2024 as a result of an increase in our unconditionally cancellable commitments as a percentage of our off-balance sheet commitments, which are excluded from the calculation of the allowance for credit losses on off-balance sheet credit exposure under ASC 326. Off-balance sheet exposures are recognized on the balance sheet within accrued interest and other liabilities.

The level of the allowance and the amount of the provision for credit losses involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for credit losses - loans which management believes is adequate to absorb losses in the loan portfolio. A formal calculation of the allowance for credit losses - loans is prepared quarterly by the Company's Chief Financial Officer and provided to the Board of Directors. The calculation includes an evaluation of historical default and loss experience, current and forecasted economic conditions, an evaluation of qualitative factors, industry and peer bank loan quality indicators and other factors. See the discussion above under "Application of Critical Accounting Policies and Accounting Estimates" for more information. Management believes the allowance for credit losses at December 31, 2024 to be adequate, but if forecasted economic conditions do not meet management's current expectations, the allowance for credit losses may require an increase through additional provision for credit loss expense which would negatively impact earnings.

For a detailed discussion regarding our allowance for credit losses, see "Provision for Credit Losses" and Note 2 "Loans and Allowance for Credit Losses" elsewhere in this Annual Report on Form 10-K.

Securities

Securities increased 2.07% to $827,893,000 at December 31, 2024 from $811,081,000 at December 31, 2023, and comprised the second largest and other primary component of the Company's earning assets. Securities increased due to the purchase of new securities, partially offset by run-off of our declining balance securities in 2024 and the sales of securities in connection with management's decision to restructure a portion of the portfolio as discussed above. The average yield, including tax equivalent adjustment, of the securities portfolio at December 31, 2024 was 2.50% with a weighted average life of 7.00 years, as compared to an average yield of 2.33% and a weighted average life of 8.25 years at December 31, 2023. The weighted average lives on mortgage-backed securities reflect the repayment rate used for book value calculations.

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses on our available-for-sale securities excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Upon and subsequent to adoption of CECL, for available-for-sale debt securities in an unrealized loss position, we evaluate the securities at each measurement date to determine whether the decline in the fair value below the amortized cost basis is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized through the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via provision for credit loss. At December 31, 2024 and December 31, 2023, we determined that the decline we experienced in fair value of available-for-sale securities below the amortized cost basis of the securities was driven by changes in interest rates and not due to credit-related factors. Therefore, there was no provision for credit loss recognized during the twelve months ended December 31, 2024 with respect to our available-for-sale securities, nor was there an allowance for credit losses on available-for-sale securities. No securities have been classified as trading securities or held-to-maturity at December 31, 2024, December 31, 2023, or December 31, 2022.

Investment securities at December 31, 2024 and December 31, 2023 consisted of the following:

| | December 31, 2024 Securities Available-For-Sale | | | |
| | (In Thousands) | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies	$ 4,927	—	389	4,538
U.S. Government-sponsored enterprises (GSEs)	183,912	8	21,947	161,973
Mortgage-backed securities	520,729	55	66,588	454,196
Asset-backed securities	51,110	108	401	50,817
Corporate bonds	2,500	—	104	2,396
Obligations of states and political subdivisions	184,163	—	30,190	153,973
	$ 947,341	171	119,619	827,893

| | December 31, 2023 Securities Available-For-Sale | | | |
| | (In Thousands) | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies	$ 4,901	—	472	4,429
U.S. Government-sponsored enterprises (GSEs)	167,738	—	23,570	144,168
Mortgage-backed securities	480,759	230	63,959	417,030
Asset-backed securities	51,183	193	1,403	49,973
Corporate bonds	2,500	—	77	2,423
Obligations of states and political subdivisions	223,358	397	30,697	193,058
	$ 930,439	820	120,178	811,081

The following table details the contractual maturities and weighted average yields of investment securities of the Company as of December 31, 2024. Actual maturities may differ from contractual maturities of mortgage and asset-backed securities because the mortgages or other assets underlying such securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2024:

	December 31, 2024	
Available-For-Sale Securities	**Estimated Market Value**	**Weighted Average Yields**
	(In Thousands, Except Yields)	
Mortgage and asset-backed securities		
One year or less	$ 992	0.88%
After one year through five years	24,318	1.26
After five years through ten years	88,116	3.40
After ten years	391,587	2.77
Total Mortgage and asset backed securities	505,013	2.80
U.S. Treasury and other U.S. government agencies:		
One year or less	—	—
After one year through five years	4,538	1.11
After five years through ten years	—	—
After ten years	—	—
Total U.S. Treasury and other U.S. government agencies:	4,538	1.11
U.S. Government-sponsored enterprises (GSEs):		
One year or less	2,006	0.86
After one year through five years	60,356	1.04
After five years through ten years	86,477	2.20
After ten years	13,134	2.43
Total U.S. Government-sponsored enterprises (GSEs)	161,973	1.78
Obligations of states and political subdivisions*:		
One year or less	—	—
After one year through five years	25,172	1.72
After five years through ten years	68,353	2.02
After ten years	60,448	2.85
Total obligations of states and political subdivisions	153,973	2.31
Corporate bonds:		
One year or less	2,396	4.25
After one year through five years	—	—
After five years through ten years	—	—
After ten years	—	—
Total corporate bonds	2,396	4.25
Total available-for-sale securities	$ 827,893	2.50%

* Weighted average yield on tax-exempt obligations is stated on a tax-equivalent basis, assuming a weighted average Federal income tax rate of 21%.

We computed weighted average yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the fair value of each security in that range.

Premises and Equipment, net

Premises and equipment decreased $849,000, or 1.36%, from December 31, 2023 to December 31, 2024. The primary reason for the decrease was due to current year depreciation and amortization of $4,133,000 and write-offs due to the closure of a leased branch office location, partially offset by the purchase of equipment and furniture and fixtures (primarily in connection with the remodeling of the Company's main office), and the remodeling of several branches.

The Company has entered into various operating and financing lease arrangements. Future undiscounted payments under such arrangements as of December 31, 2024 were as follows:

	In Thousands	
	Operating	**Finance**
Less than 1 year	$ 561	$ 128
1-3 years	1,138	377
3-5 years	829	397
More than 5 years	695	3,424

Bank Owned Life Insurance

Bank owned life insurance increased $2,303,000, or 3.86%, from December 31, 2023 to December 31, 2024. This increase was due to the purchase of a policy totaling $515,000 and an increase in the overall cash surrender value of our existing policies of $1,788,000.

Deposits

The increases in assets in 2024 and 2023 were funded primarily by increases in deposits and the Company's earnings. Total deposits, which are the principal source of funds for the Company, totaled $4,830,034,000 at December 31, 2024 compared to $4,367,106,000 at December 31, 2023, an increase of 10.60%. There were no brokered deposits at December 31, 2024, compared to $69,135,000 at December 31, 2023. The decrease in brokered deposits from December 31, 2023 to December 31, 2024 was the result of management's decision to not renew any brokered deposits when they matured, as the Company has been able to grow lower cost core deposits. The increase in total deposits since December 31, 2023 was primarily attributable to growth in market share and concerted marketing efforts to drive deposit growth, including a strategic focus on growing customers by utilizing deposit promotions, which resulted in the opening of new deposit accounts. The Company has targeted consumers, professionals, small businesses, and municipalities as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the markets in which it operates are attractive economic markets offering growth opportunities for the Company; however, the Company competes with several larger banks and community banks that have offices in these areas which may negatively impact market growth or maintenance of current market share. Even though the Company is in a very competitive market, though such competition lessened somewhat in 2024, management currently believes that its deposit market share can be maintained or expanded, though, as discussed below, such competition may, particularly if it reintensifies, force the Company to further increase the rates it pays on deposits or seek alternative funding sources as needed to support loan growth.

The $462,928,000, or 10.60%, growth in deposits in 2024 was due to a $236,187,000, or 15.84%, increase in certificates of deposits, a $169,019,000, or 14.61%, increase in money market accounts, a $33,489,000, or 3.58%, increase in negotiable order of withdrawal (NOW) accounts, a $23,593,000, or 7.37%, increase in savings accounts, and a $7,197,000, or 9.59%, increase in individual retirement accounts. This was partially offset by a $6,557,000, or 1.68%, decrease in demand deposit accounts. The increase in time deposits and money markets is due to the Bank increasing rates in the first half of 2024 and maintaining these elevated rates to remain competitive in our market areas and customers shifting to these products from lower earning and non-interest earning accounts to take advantage of higher rates. The increase in NOW accounts was primarily attributable to the Bank's strategic initiative to grow business deposits. The increase in savings accounts was primarily attributable to targeted marketing campaigns to acquire consumer savings deposits. The average rate paid on average total interest-bearing deposits was 3.04% for 2024 compared to 2.27% for 2023. The average rate paid in 2022 was 0.49%. As mentioned above, if the competitive pressures begin to rise once again, the Federal Reserve does not cut the federal funds rate any further or loan growth outpaces deposit growth, the Bank may have to once again raise deposit rates, or may be limited in its ability to lower deposit rates should short-term interest rates fall. If either of these scenarios were to happen, our net interest margin would experience compression and our results of operations would be negatively impacted.

As noted above, we raised rates on deposits to maintain liquidity levels and offer competitive rates in our markets. The ratio of average loans to average deposits was 83.3% in 2024, 83.2% in 2023, and 75.5% in 2022.

The average amounts and average interest rates for deposits for 2024 and 2023 are detailed in the following schedule:

	2024		2023	
	Average Balance In Thousands	*Average Rate*	*Average Balance In Thousands*	*Average Rate*
Non-interest bearing deposits	$ 391,942	—%	$ 399,683	—%
Interest-bearing deposits:				
Negotiable order of withdrawal accounts	927,902	0.86	976,154	0.60
Money market demand accounts	1,237,236	2.79	1,123,482	2.03
Time deposits	1,671,006	4.70	1,264,602	3.98
Other savings	329,283	1.73	322,458	1.43
Total interest-bearing deposits	4,165,427	3.04%	3,686,696	2.27%
Total deposits	$ 4,557,369	2.78%	$ 4,086,379	2.05%

At December 31, 2024, we estimate that we had approximately $1.4 billion in uninsured deposits, which are the portion of deposit amounts that exceed the FDIC insurance limit, compared to $1.2 billion at December 31, 2023. Approximately 30% of our total deposits exceeded the FDIC deposit insurance limits at December 31, 2024 while approximately 28% exceeded the FDIC deposit insurance limits at December 31, 2023. However, we offer large depositors access to the Certificate of Deposit Account Registry Service ("CDARS") and the Insured Cash Sweep ("ICS Product"), which allows us to divide customers' deposits that exceed the FDIC insurance limits into smaller amounts, below the FDIC insurance limits, and place those excess deposits in other participating FDIC insured institutions with the convenience of managing all deposit accounts through our Bank. Our total deposits in CDARS and the ICS Products increased to $200,650,000, or 4.15% of total deposits, at December 31, 2024, compared to $104,204,000, or 2.39% of total deposits, at December 31, 2023.

The following schedule details the maturities of estimated uninsured time deposits greater than $250,000 at December 31, 2024:

	In Thousands
Time deposits otherwise uninsured with a maturity of:	
Three months or less	$ 82,238
Over three through six months	180,901
Over six through twelve months	109,920
Over twelve months	66,863
Portion of U.S. time deposits in excess of insurance limit	$ 439,922

Off Balance Sheet Arrangements

At December 31, 2024, the Company had unfunded lines of credit of $1.2 billion and outstanding standby letters of credit of $129 million, compared to unfunded lines of credit of $1.0 billion and outstanding standby letters of credit of $106 million at December 31, 2023. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to access interest-bearing deposits in other financial institutions, liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Bank could sell participations in these or other loans to correspondent banks. Liquidation of securities available-for-sale could trigger recognition of losses by the Bank if those securities sold to meet these commitments were in a loss position when sold. As mentioned below, Wilson Bank has been able to fund its ongoing liquidity needs through its stable core deposit base, brokered deposits, loan repayments, its investment security maturities, and short-term borrowings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both short term and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

Liquidity and Asset Liability Management

Liquidity

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is a measure of our ability to meet our cash flow requirements, including inflows and outflows of cash for depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs. Several factors influence our liquidity needs, including depositor and borrower activity, interest rate trends, changes in the economy, maturities, re-pricing and interest rate sensitivity of our debt securities, loan portfolio and deposits. We strive to maintain appropriate levels of liquidity. We calculate our liquidity ratio by taking cash and due from banks, interest bearing deposits, federal funds sold, and available-for-sale debt securities not pledged as collateral and dividing by total assets. Our total liquidity ratios were 10.80% at December 31, 2024 and 13.09% at December 31, 2023. The decrease in our liquidity ratio is primarily attributable to a decrease in liquid assets as a result of an increase in the dollar amount of our available-for-sale securities that we have pledged to secure certain of our customers' deposits.

The Company's primary source of liquidity is a stable core deposit base. In addition, federal funds purchased, advances from the Federal Home Loan Bank of Cincinnati, and brokered deposits provide a secondary source. These sources of liquidity are generally short-term in nature and are used to fund asset growth and meet other short-term liquidity needs. Liquidity needs can also be met from loan payments and investment security sales or maturities. While maturities and scheduled amortization of loans and debt securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. At December 31, 2024, the Company's liquid assets totaled approximately $578.7 million, a decrease from $634.0 million at December 31, 2023. A portion of these liquid assets include unpledged available-for-sale securities that are in an unrealized loss position at December 31, 2024. If the Company was required to sell any of these securities, including to meet liquidity needs, while they are in an unrealized loss position the Company would be required to recognize the loss on those securities through the income statement when they are sold. Recognition of these losses would negatively impact the Bank's and the Company's earnings and regulatory capital levels. Additionally, as of December 31, 2024, the Company had available approximately $119.3 million in unused federal funds lines of credit with regional banks and, subject to certain restrictions and collateral requirements, approximately $546.7 million of borrowing capacity with the Federal Home Loan Bank of Cincinnati to meet short term funding needs. The Company maintains a formal asset and liability management process in an effort to quantify, monitor and control interest rate risk, and to assist management as management seeks to maintain stability in the net interest margin under varying interest rate environments. The Company accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines and competitive market conditions.

The Company's securities portfolio consists of earning assets that provide interest income. Securities classified as available-for-sale include securities intended to be used as part of the Company's asset/liability strategy and/or securities that may be sold in response to changes in interest rates, prepayment risk, or the need to fund loan demand or other liquidity needs. At December 31, 2024, securities totaling approximately $54.3 million mature or will be subject to rate adjustments within the next twelve months.

A secondary source of liquidity is the Company's loan portfolio. At December 31, 2024, loans totaling approximately $469.1 million will become due within twelve months from that date.

As for liabilities, at December 31, 2024, certificates of deposit and individual retirement accounts of $250,000 or greater totaling approximately $675.7 million will become due or reprice during the next twelve months. Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit accounts and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the next twelve months.

Management believes that with present maturities, borrowing capacity in unused federal funds lines of credit and with the Federal Home Loan Bank of Cincinnati and the efforts of management in its asset/liability management program, the Company has adequate liquidity to meet all known contractual obligations, unfunded commitments and reasonable requirements of borrowers and depositors over the next twelve months as well over a longer term.

At December 31, 2024, the Company had no individually significant commitments for capital expenditures. But, the Company believes the number of its locations, including non-branch locations, will increase over an extended period of time across its footprint, and that certain of its locations will be in need of required renovations. In future periods, these expansions and renovation projects may lead to additional equipment and occupancy expenses as well as related increases in salaries and benefits expense. Additionally, the Company expects it will continue to incur costs associated with planned technology improvements to enhance its infrastructure.

Asset Liability Management

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income cannot be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

Interest Rate Sensitivity Gaps

The following schedule details the Company's interest rate sensitivity gaps for different time periods at December 31, 2024:

				Repricing Within		
(In Thousands)	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	Over 1 Year
Earning assets:						
Loans, net of deferred fees	$ 4,091,889	690,372	107,006	159,691	372,420	2,762,400
Securities	827,893	48,293	382	387	5,203	773,628
Loans held for sale	2,529	—	—	—	—	2,529
Interest bearing deposits	211,271	211,271	—	—	—	—
Federal funds sold	9,791	9,791	—	—	—	—
Restricted equity securities	3,876	3,876	—	—	—	—
Total earning assets	5,147,249	963,603	107,388	160,078	377,623	3,538,557
Interest-bearing liabilities:						
Negotiable order of withdrawal accounts	968,198	968,198	—	—	—	—
Money market demand accounts	1,325,713	1,325,713	—	—	—	—
Individual retirement accounts	82,259	4,063	10,316	13,734	26,039	28,107
Other savings	343,894	343,894	—	—	—	—
Certificates of deposit	1,726,802	106,720	273,422	534,250	532,355	280,055
Finance leases	3,076	—	—	—	—	3,076
	4,449,942	2,748,588	283,738	547,984	558,394	311,238
Interest-sensitivity gap	$ 697,307	(1,784,985)	(176,350)	(387,906)	(180,771)	3,227,319
Cumulative gap		(1,784,985)	(1,961,335)	(2,349,241)	(2,530,012)	697,307
Interest-sensitivity gap as % of total assets		(33.3)%	(3.3)%	(7.2)%	(3.4)%	60.2%
Cumulative gap as % of total assets		(33.3)%	(36.6)%	(43.8)%	(47.2)%	13.0%

As detailed in the chart, as of December 31, 2024, the Company is forecasted to maintain a liability sensitive position over the next twelve months, meaning that its liabilities should reprice faster than its assets in a changing interest rate environment. However, management expects that liabilities of a demand nature will renew and that it will not be necessary to replace them with significantly higher cost of funds.

The Company also uses simulation modeling to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. The Company's Asset Liability Committee ("ALCO") meets quarterly to analyze the interest rate shock simulation. The interest rate shock simulation model is based on a number of assumptions. The assumptions include, but are not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows and balance sheet management strategies. We model instantaneous change in interest rates using a growth in the balance sheet as well as a flat balance sheet to understand the impact to earnings and capital. Based on the Company's IRR simulation, the Company had a slightly liability sensitive interest-rate risk position as of December 31, 2024, though the Company's net interest margin and earnings could be negatively impacted if the Company's ability to lower deposit rates (in a falling rate environment) or limit the increases to deposit rates (in a rising rate environment), is limited by other factors including as a result of competitive pressures re-intensifying or loan growth outpacing our ability to add lower cost core deposits. The Company also uses Economic Value of Equity ("EVE") sensitivity analysis to understand the impact of changes in interest rates on long-term cash flows, income and capital. EVE is calculated by discounting the cash flows for all balance sheet instruments under different interest rate scenarios. The EVE is a longer term view of interest rate risk because it measures the present value of the future cash flows. Presented below is the estimated impact on the Bank's net interest income and EVE as of December 31, 2024, assuming an immediate shift in interest rates:

	% Change from Base Case for Immediate Parallel Changes in Rates					
	-300 BP	-200 BP	-100 BP	+100 BP	+200 BP	+300 BP
Net interest income	0.33%	(1.57)%	(1.24)%	(2.11)%	(4.48)%	(7.04)%
EVE	(8.57)%	(3.14)%	(0.36)%	(2.43)%	(5.56)%	(9.28)%

While an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, we believe that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could mitigate any potential adverse impact of changes in interest rates. Moreover, since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, hedging strategies that we may institute, and changing product spreads that could mitigate any potential adverse impact of changes in interest rates.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long-term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company analyzes the rate sensitivity position quarterly. Management focuses on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

In addition to the ALCO, the Audit Committee and the Risk Oversight Committee, as well as the Chief Risk Officer are all responsible for the "risk management framework" of the Company. The ALCO meets monthly and the Audit and Risk Oversight Committees meet quarterly, with the authority to convene additional meetings as circumstances require.

Impact of Inflation

Although interest rates are significantly affected by inflation, for the fiscal years ended December 31, 2024, 2023 and 2022, the inflation rate is believed to have had an immaterial impact on the Company's results of operations outside of its indirect impact on interest rates. Outside of its potential impact on our customers and their ability to make loan payments, we do not expect such inflation to have a material impact on our operations in 2025 other than any effect it may have on interest rates, though continued elevated levels of inflation could also negatively impact our non-interest expense.

Capital Resources, Capital Position and Dividends

At December 31, 2024, total shareholders' equity was $479,703,000, or 8.95% of total assets, which compares with $429,405,000, or 8.86% of total assets, at December 31, 2023, and $360,452,000 or 8.41% of total assets, at December 31, 2022. The dollar increase in shareholders' equity during 2024 is the result of the net effect of $1,128,000 related to stock option compensation, restricted share awards, restricted share units, and performance share units, the Company's net earnings of $56,530,000, proceeds from the issuance of common stock related to exercise of stock options of $575,000 and a decrease of $68,000 in unrealized losses on investment securities (described elsewhere in this Annual Report on Form 10-K), net of applicable income taxes of $22,000. Also included was $134,000 of net earnings for the year ended December 31, 2024 attributable to the noncontrolling members of Encompass. The increase in total shareholders' equity was partially offset by cash dividends declared of $20,552,000, net of $14,732,000 reinvested in shares of the Company's common stock under the Company's dividend reinvestment plan, and the $2,181,000 repurchase of common stock that occurred in the second quarter of 2024.

For a discussion of the Company's and Wilson Bank's capital levels and required minimum levels of capital each is required to maintain under applicable regulatory requirements see Note 17, Regulatory Matters and Restrictions on Dividends in the notes to the Company's consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

WILSON
BANK HOLDING CO.

YOUR FAMILY FINANCIAL CENTER

MANAGEMENT REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The management of Wilson Bank Holding Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Wilson Bank Holding Company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, we believe that, as of December 31, 2024, the company's internal control over financial reporting is effective based on those criteria. Wilson Bank Holding Company's independent auditors have issued an audit report on our assessment of the company's internal control over financial reporting.

February 28, 2025

John C. McDearman III	Kayla Hawkins
CEO	Executive Vice President and CFO



MAGGART & ASSOCIATES, P.C.
CPAs & Advisors

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Chris Conro, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1201 DEMONBREUN STREET • SUITE 1220 • NASHVILLE, TENNESSEE 37203-3140 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company
Page Two

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses on Loans - Reasonable and Supportable Forecasts and Qualitative Adjustments

The Company's allowance for credit losses on loans ("ACL") was $49.5 million as of December 31, 2024 and the provision for credit losses on loans was $5.2 million for the year ended December 31, 2024. Loans were $4.1 billion at December 31, 2024. The Company disclosed information regarding the Company's financial assets and allowance for credit losses in Note 1 Summary of Significant accounting Policies and Note 2 Loans and Allowance for Credit Losses to the consolidated financial statements.

The Company primarily used a discounted cash flow (DCF) model to calculate its ACL. DCF calculates the present value of the future expected cash flows for all loans included in the analysis at the loan's effective interest rate. The analysis was performed using a bottom-up approach with the loan-level data. The loan-level calculations were rolled up to the pool level to get the total amortized cost of cash flow loans by each pool. The amortized cost is then discounted back to the present value. The total dollar reserve applied to the pool is the total amortized cost net present value.

Within its DCF model, the Company primarily employed a probability of default ("PD") and loss given default ("LGD") modeling approach. The PD assumption of the Company's ACL model utilized historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. Losses are forecasted over a period of time determined to be reasonable and supportable, and then reverted to long term historical averages. The Company adjusted it overall ACL with qualitative adjustment that are not inherently considered in the quantitative component of the methodology.

While the qualitative categories and the measurements utilized to quantify the risks associated with each of the qualitative adjustments are built primarily upon objective measurements where applicable, they are subjectively developed and interpreted by management.

The audit procedures over the reasonable and supportable forecast scenarios and qualitative adjustments utilized in management's methodology involved challenging and subjective auditor judgment. Therefore, we identified auditing the reasonable and supportable forecast scenarios and qualitative adjustments applied as a critical audit matter.

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company
Page Three

The primary audit procedures we performed to address this critical audit matter included the following:

- Tested the operating effectiveness of controls specific to:
    o Determining the reasonableness of the forecasted macroeconomic scenarios used in the model.

    o The identification and application of qualitative adjustments to the ACL model.

    o The relevance and reliability of data used by the Company's third-party vendor to develop forecast scenarios.

    o The Company's allowance committee's oversight and review of the overall ACL.

- Performed substantive testing over the qualitative adjustments including:
    o Evaluated the reasonableness and appropriateness of the policies and methodologies employed including, but not limited to, evaluating their conceptual soundness and inspecting and testing significant assumptions and judgments.

    o Evaluated management's judgments in the selection and application of the forecasted macroeconomic scenarios.

    o Evaluated management's rationale for determining qualitative adjustments were relevant and warranted for each loan segment and assessed the measurement of qualitative factor adjustments applied by management.

    o Assessed changes in qualitative factors year-over-year against overall trends in credit quality within the Company and broader trends within the industry and local and national economies to evaluate reasonableness of management's qualitative factor adjustments.

Maggart & Associates, P.C.

We have served as the Company's auditor since 1987.

Nashville, Tennessee (PCAOB 763)
February 28, 2025



MAGGART & ASSOCIATES, P.C.
CPAs & Advisors

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Chris Conro, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion on Internal Control over Financial Reporting

We have audited Wilson Bank Holding Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wilson Bank Holding Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 28, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

1201 DEMONBREUN STREET • SUITE 1220 • NASHVILLE, TENNESSEE 37203-3140 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company
Page Two

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Maggart & Associates, P.C.

Nashville, Tennessee (PCAOB 763)
February 28, 2025

WILSON BANK HOLDING COMPANY
Consolidated Balance Sheets
December 31, 2024 and 2023

		Dollars in thousands	
		2024	**2023**
ASSETS			
Loans, net of allowance for credit losses of $49,497 and $44,848, respectively	$	4,042,392	3,550,675
Available-for-sale securities, at market (amortized cost $947,341 and $930,439, respectively)		827,893	811,081
Loans held for sale		2,529	2,294
Interest bearing deposits		211,271	213,701
Federal funds sold		9,791	10,159
Restricted equity securities, at cost		3,876	3,436
Total earning assets		5,097,752	4,591,346
Cash and due from banks		26,527	28,775
Premises and equipment, net		61,549	62,398
Accrued interest receivable		16,914	15,197
Deferred income taxes		46,048	45,473
Bank owned life insurance		61,948	59,645
Goodwill		4,805	4,805
Other assets		43,116	38,837
Total assets	$	5,358,659	4,846,476
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits:			
Noninterest-bearing	$	383,168	389,725
Interest bearing		4,446,866	3,977,381
Total deposits		4,830,034	4,367,106
Accrued interest and other liabilities		48,922	49,965
Total liabilities		4,878,956	4,417,071
Shareholders' equity:			
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 11,876,770 and 11,686,363 shares issued and outstanding, respectively		23,754	23,373
Additional paid-in capital		150,739	136,866
Retained earnings		393,238	357,260
Noncontrolling interest in consolidated subsidiary		203	69
Accumulated other comprehensive losses, net of taxes of $31,217 and $31,195, respectively		(88,231)	(88,163)
Total shareholders' equity		479,703	429,405
Total liabilities and shareholders' equity	$	5,358,659	4,846,476

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Earnings
Three Years Ended December 31, 2024

		Dollars In Thousands (except per share data)		
		2024	2023	2022
Interest income:				
Interest and fees on loans	$	250,273	198,739	138,161
Interest and dividends on securities:				
Taxable securities		21,569	17,597	15,902
Exempt from Federal income taxes		1,488	1,574	1,392
Interest on loans held for sale		189	244	264
Interest on Federal funds sold		513	421	111
Interest on interest bearing deposits		9,753	3,697	1,522
Interest and dividends on restricted equity securities		331	311	188
Total interest income		284,116	222,583	157,540
Interest expense:				
Interest on negotiable order of withdrawal accounts		8,014	5,847	2,546
Interest on money market accounts and other savings accounts		40,238	27,394	7,021
Interest on certificates of deposit and individual retirement accounts		78,491	50,341	6,486
Interest on Federal funds purchased		1	24	14
Interest on Federal Home Loan Bank advances		—	2	—
Interest on finance leases		65	71	66
Total interest expense		126,809	83,679	16,133
Net interest income before provision for credit losses		157,307	138,904	141,407
Provision for credit losses - loans		5,192	6,300	8,656
Provision for credit losses - off-balance sheet exposures		(592)	(2,989)	(1,014)
Net interest income after provision for credit losses		152,707	135,593	133,765
Non-interest income		28,954	28,289	27,281
Non-interest expense		108,421	100,951	92,970
Earnings before income taxes		73,240	62,931	68,076
Income taxes		16,576	13,939	15,056
Net earnings		56,664	48,992	53,020
Net loss (gain) attributable to noncontrolling interest		(134)	(54)	22
Net earnings attributable to Wilson Bank Holding Company	$	56,530	48,938	53,042
Basic earnings per common share	$	4.79	4.21	4.66
Diluted earnings per common share	$	4.78	4.20	4.65
Weighted average common shares outstanding:				
Basic		11,806,822	11,611,690	11,377,617
Diluted		11,838,589	11,641,366	11,408,924

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Comprehensive Earnings
Three Years Ended December 31, 2024

	Dollars In Thousands		
	2024	**2023**	**2022**
Net earnings	$ 56,664	48,992	53,020
Other comprehensive earnings (losses):			
Unrealized gains (losses) on available-for-sale securities	(2,832)	29,136	(142,573)
Reclassification adjustment for net losses (gains) included in net earnings	2,742	1,009	1,620
Tax effect	22	(7,878)	36,838
Other comprehensive earnings (losses)	(68)	22,267	(104,115)
Comprehensive earnings (losses)	56,596	71,259	(51,095)
Comprehensive earnings (losses) attributable to noncontrolling interest	(134)	(54)	22
Comprehensive earnings (losses) attributable to Wilson Bank Holding Company	$ 56,462	71,205	(51,073)

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Changes in Shareholders' Equity
Three Years Ended December 31, 2024

	Common Stock	Additional Paid In Capital	Retained Earnings	Noncontrolling Interest	Accumulated Other Comprehensive Earnings (Loss)	Total
			Dollars In Thousands			
Balance January 1, 2022	$ 22,403	105,177	292,452	—	(6,315)	413,717
Cash dividends declared, $1.85 per share	—	—	(20,880)	—	—	(20,880)
Issuance of 250,365 shares of common stock pursuant to dividend reinvestment plan	501	15,616	—	—	—	16,117
Issuance of 19,687 shares of common stock pursuant to exercise of stock options	39	596	—	—	—	635
Vesting of 625 restricted share awards	1	(1)	—	—	—	—
Share based compensation expense	—	910	—	—	—	910
Net change in fair value of available-for-sale securities during the year, net of taxes of $36,838	—	—	—	—	(104,115)	(104,115)
Cumulative effect of change in accounting principle from the adoption of ASC 326	—	—	1,011	—	—	1,011
Noncontrolling interest contribution	—	—	—	37	—	37
Net earnings for the year	—	—	53,042	(22)	—	53,020
Balance December 31, 2022	22,944	122,298	325,625	15	(110,430)	360,452
Cash dividends declared, $1.50 per share	—	—	(17,303)	—	—	(17,303)
Issuance of 189,471 shares of common stock pursuant to dividend reinvestment plan	379	12,600	—	—	—	12,979
Issuance of 24,711 shares of common stock pursuant to exercise of stock options	50	994	—	—	—	1,044
Share based compensation expense	—	974	—	—	—	974
Net change in fair value of available-for-sale securities during the year, net of taxes of $(7,878)	—	—	—	—	22,267	22,267
Net earnings for the year	—	—	48,938	54	—	48,992
Balance December 31, 2023	23,373	136,866	357,260	69	(88,163)	429,405
Cash dividends declared, $1.75 per share	—	—	(20,552)	—	—	(20,552)
Issuance of 203,489 shares of common stock pursuant to dividend reinvestment plan	407	14,325	—	—	—	14,732
Issuance of 14,011 shares of common stock pursuant to exercise of stock options	28	547	—	—	—	575
Vesting of 369 performance stock units	1	(1)	—	—	—	—
Vesting of 2,725 restricted stock units	5	(5)	—	—	—	—
Repurchase of 30,187 common shares	(60)	(2,121)	—	—	—	(2,181)
Share based compensation expense	—	1,128	—	—	—	1,128
Net change in fair value of available-for-sale securities during the year, net of taxes of $22	—	—	—	—	(68)	(68)
Net earnings for the year	—	—	56,530	134	—	56,664
Balance December 31, 2024	$ 23,754	150,739	393,238	203	(88,231)	479,703

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2024
Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Consolidated net income	$ 56,664	48,992	53,020
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Provision for credit losses	4,600	3,311	7,642
Deferred income taxes provision	(551)	(2,029)	(2,051)
Depreciation and amortization of premises and equipment	4,133	4,313	4,462
Loss (gain) on sale of fixed assets	303	55	(291)
Net amortization of securities	1,699	2,879	4,003
Net realized losses on sales of securities	2,742	1,009	1,620
Gains on mortgage loans sold, net	(3,068)	(2,635)	(2,973)
Stock-based compensation expense	1,567	1,948	1,864
Loss (gain) on sale of other assets	8	10	(8)
Increase in value of life insurance and annuity contracts	(1,817)	(1,667)	(1,345)
Mortgage loans originated for resale	(52,549)	(73,984)	(106,601)
Proceeds from sale of mortgage loans	55,382	77,680	118,062
Gain on lease modification	—	(1,463)	—
Right of use asset amortization	407	29	397
Amortization of mortgage servicing rights	343	227	532
Change in			
Accrued interest receivable	(1,717)	(3,800)	(3,756)
Other assets	(6,315)	9,146	(284)
Accrued interest payable	1,525	21,055	1,516
Other liabilities	(1,375)	1,028	(2,602)
TOTAL ADJUSTMENTS	5,317	37,112	20,187
NET CASH PROVIDED BY OPERATING ACTIVITIES	61,981	86,104	73,207
INVESTING ACTIVITIES			
Activities in available for sale securities			
Purchases	(169,439)	(51,116)	(200,075)
Sales	86,248	32,740	42,728
Maturities, prepayments and calls	61,848	56,364	85,544
Redemptions (purchases) of restricted equity securities	(440)	921	732
Net increase in loans	(495,811)	(442,452)	(673,871)
Purchase of buildings, leasehold improvements, and equipment	(3,494)	(4,643)	(5,022)
Proceeds from sale of premises and equipment	—	—	1,758
Proceeds from sale of other assets	65	49	34
Purchase of life insurance and annuity contracts	(710)	—	(10,978)
Redemption of annuity contracts	523	419	248
NET CASH USED IN INVESTING ACTIVITIES	(521,210)	(407,718)	(758,902)
FINANCING ACTIVITIES			
Net change in deposits - non-maturing	219,543	(324,417)	163,933
Net change in deposits - time	243,385	798,818	173,701
Change in escrow balances	(1,285)	(1,631)	3,549
Repayment of finance lease obligation	(34)	(30)	(26)
Noncontrolling interest contributions	—	—	37
Issuance of common stock related to exercise of stock options	575	1,044	635
Issuance of common stock pursuant to dividend reinvestment plan	14,732	12,979	16,117
Repurchase of common stock	(2,181)	—	—
Cash dividends paid on common stock	(20,552)	(17,303)	(20,880)
NET CASH PROVIDED BY FINANCING ACTIVITIES	454,183	469,460	337,066
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,046)	147,846	(348,629)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	252,635	104,789	453,418
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 247,589	252,635	104,789

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Cash Flows, Continued
Three Years Ended December 31, 2024
Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2024	**2023**	**2022**
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 125,284	$ 62,624	$ 14,617
Taxes	$ 18,844	$ 16,511	$ 19,446
Non-cash investing and financing activities:			
Change in fair value of securities available-for-sale, net of taxes of $22 in 2024, $(7,878) in 2023, and $36,838 in 2022,	$ (68)	$ 22,267	$ (104,115)
Non-cash transfers from loans to other real estate	$ —	$ —	$ —
Non-cash transfers from other real estate to loans	$ —	$ —	$ —
Non-cash transfers from loans to other assets	$ 60	$ —	$ —

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Wilson Bank Holding Company ("the Company") and its wholly owned subsidiary, Wilson Bank & Trust ("Wilson Bank" or "the Bank"), are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Wilson Bank, and Wilson Bank's 51% owned subsidiary, Encompass Home Lending, LLC ("Encompass"). On June 1, 2022, the Bank began operations with a newly-formed joint venture, Encompass Home Lending, LLC. Encompass offers residential mortgage banking services to customers of certain home builders in the Company's markets. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Nature of Operations

Wilson Bank operates under a state bank charter and provides full banking services. As a Tennessee state-chartered bank that is not a member of the Federal Reserve, Wilson Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). The primary areas served by Wilson Bank include Wilson County, DeKalb County, Rutherford County, Smith County, Trousdale County, Putnam County, Sumner County, Hamilton County, Davidson County and Williamson County, Tennessee and surrounding counties in Middle Tennessee. As of December 31, 2024, services were provided at the main office, twenty-nine branch locations and one loan production office.

(c) Use of Estimates

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses - loans and off-balance sheet credit exposures, the valuation of deferred tax assets, determination of any impairment of goodwill or other intangibles, the valuation of other real estate (if any), and the fair value of financial instruments.

(d) Significant Group Concentrations of Risk

Most of the Company's activities are with customers located within Middle Tennessee. The types of securities in which the Company invests are described in note 3. The types of lending in which the Company engages are described in note 2. The Company does not have any significant concentrations to any one industry or customer other than as disclosed in note 2.

(e) Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Middle Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for credit losses, and any unamortized deferred fees or costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized on a straight line basis over the respective term of the loan.

As part of its routine credit monitoring process, the Company performs regular credit reviews of the loan portfolio and loans receive risk ratings by the assigned credit officer, which are subject to validation by the Company's independent loan review

department. Risk ratings are categorized as pass, special mention, substandard or doubtful. The Company believes that its categories follow those outlined by the FDIC, Wilson Bank's primary federal regulator.

Generally the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Generally, credit card loans and other personal loans are typically charged off no later than when they become 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(f) *Allowance for Credit Losses- Loans*

On January 1, 2022, the Company adopted Accounting Standards Update ("ASU") 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," as subsequently updated for certain clarifications, targeted relief and codification improvements. Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") replaces the previous "incurred loss" model for measuring credit losses, which encompassed allowances for current known and inherent losses within the portfolio, with an "expected loss" model, which encompasses allowances for losses expected to be incurred over the life of the portfolio. The current expected credit loss ("CECL") model requires the measurement of all expected credit losses for financial assets measured at amortized cost and certain off-balance-sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts. ASC 326 also requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASC 326 includes certain changes to the accounting for available-for-sale securities including the requirement to present credit losses as an allowance rather than as a direct write-down for available-for-sale securities management does not intend to sell or believes that it is more likely than not they will not be required to sell.

Effective January 1, 2022, the Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off- balance-sheet credit exposures. Upon adoption, the Company recognized an after-tax cumulative effect increase to retained earnings totaling $1.0 million.

In connection with the adoption of ASC 326, the Company revised certain accounting policies and implemented certain accounting policy elections. Further information regarding our policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 2 - Loans and Allowance for Credit Losses.

(g) *Allowance for Credit Losses-Off-Balance Sheet Credit Exposures*

The allowance for credit losses on off-balance sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. Off-balance sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. The allowance is reported as a component of accrued interest and other liabilities in the Company's consolidated balance sheets. Adjustments to the allowance are reported in the Company's income statement as a component of provision for credit losses - off-balance sheet exposures.

Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans above in paragraph (f) of this Note 1 - Summary of Significant Accounting Policies, as if such commitments were funded.

(h) *Debt Securities*

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value based on available market prices, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) on an after-tax basis. Securities classified as "available- for-sale" are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity or mix of Company assets and liabilities or demand for liquidity. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal and interest payments become 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

No securities have been classified as trading securities or held-to-maturity securities at December 31, 2024 or 2023.

(i) *Allowance for Credit Losses - Securities Available-for-Sale*

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through net earnings. If the Company intends to hold the securities and it is more likely than not that the Company will not be required to sell before impairment recovery, the securities will be evaluated for credit and non-credit related impairment. Securities with one or more of the following characteristics will be deemed to have only non-credit related impairment and will be excluded from further evaluation from credit impairment: Guaranteed by the U.S. government, insured by the FDIC, a review of market price discount to principal face value, risk weighting under the FDIC's Simplified Supervisory Formula Approach, and average credit rating. Securities that are not excluded by the aforementioned characteristics are further evaluated for credit deterioration. If it is determined a credit impairment has occurred, the portion of the impairment that is determined to be credit related will be recorded as an allowance for credit losses with an offsetting entry to net earnings. Non-credit related impairment is recognized in other comprehensive income.

(j) *Equity Securities*

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

(k) *Transfers of Financial Assets*

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(l) *Federal Home Loan Bank (FHLB) Stock*

The Company is a member of the FHLB system. Members are required to own a certain amount of stock in the FHLB based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(m) *Loans Held for Sale*

Mortgage loans held for sale are carried at fair value. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

(n) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 40 years. Gains or losses realized on items retired and otherwise disposed of are credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renovations and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(o) *Foreclosed Assets*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less the estimated cost to sell at the date the Company acquires the property, establishing a new cost basis. Subsequent to their acquisition by the Company, valuations of these assets are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance *[i.e. any direct write-downs]* are included within non-interest expense.

(p) *Goodwill and Other Intangible Assets*

Goodwill arises from business combinations and is determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected September 30th as the date to perform the annual impairment test. No impairment was determined as a result of the test performed by the Company on September 30, 2024. Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet.

(q) *Leases*

Leases are classified as operating or finance leases at the lease commencement date. The Company leases certain locations and equipment. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal. The Company does not record leases on the consolidated balance sheets that are classified as short term (less than one year).

At lease inception, the Company determines the lease term by considering the minimum lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line rent expense. The depreciable life of leasehold improvements is limited by the estimated lease term, including renewals if they are reasonably certain to be renewed. The Company's leases do not contain residual value guarantees or material variable lease payments that will impact the Company's ability to pay dividends or cause the Company to incur additional expenses.

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line bases, variable lease payments not included in the lease liability, and any impairment of the right-of-use asset. Rent expense and variable lease expense are included in occupancy and equipment expense on the Company's consolidated statements of earnings. The Company's variable lease expense include rent escalators that are based on market conditions and include items such as common area maintenance, utilities, parking, property taxes, insurance and other costs associated with the lease. The amortization of the right-of-use asset arising from finance leases is expensed through occupancy and equipment expense and the interest on the related lease liability is expenses through interest expense on borrowings on the Company's consolidated statements of earnings.

(r) *Mortgage Servicing Rights*

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within non-interest income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as mortgage servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against servicing fee income. Servicing fees totaled $(1,000), $9,000, and $(28,000) for the years ended December 31, 2024, 2023 and 2022. Late fees and ancillary fees related to loan servicing are not significant.

(s) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing deposits with maturities fewer than 90 days, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one day periods. Management makes deposits only with financial institutions it believes to be financially sound.

(t) Long-Term Assets

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(u) Bank Owned Life Insurance

The Bank has purchased life insurance policies on certain current and former key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

(v) Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The Company follows accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more-likely-than-not" means a likelihood of more than 50 percent. The terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(w) _Derivatives_

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sale of mortgage loans.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate loans. The hedging strategy on loans converts the fixed interest rates to SOFR-based variable interest rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the maturity dates of the hedged loans.

(x) _Stock-Based Compensation_

Stock compensation accounting guidance (FASB ASC 718, "_Compensation—Stock Compensation_") requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share awards, restricted share unit awards, performance-based awards, cash-settled stock appreciation rights (SARs), and employee share purchase plans. Because cash-settled SARs do not give the grantee the choice of receiving stock, all cash-settled SARs are accounted for as liabilities, not equity, as expense is accrued over the requisite service period.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of stock options and cash-settled SARs, and utilizes the price at which the Company's common stock was last traded and of which the Company was aware on the date closest, but prior to, the date of grant to determine the grant date fair value of restricted share unit awards and restricted share awards.

(y) _Retirement Plans_

Employee 401(k) and profit sharing plan expense is the amount of matching contributions and profit sharing contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

(z) _Advertising Costs_

Advertising costs are expensed as incurred by the Company and totaled $3,512,000, $3,714,000 and $3,455,000 for 2024, 2023 and 2022, respectively.

(aa) _Earnings Per Share_

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, restricted share units, and performance share units and are determined using the treasury stock method.

(bb) *Comprehensive Income (Loss)*

Comprehensive income (loss) consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of taxes, which are also recognized as separate components of equity.

(cc) *Loss Contingencies*

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

(dd) *Restrictions on Cash*

Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

(ee) *Segment Reporting*

Management analyzes the operations of the Company assuming one operating segment, banking.

(ff) *Fair Value of Financial Instruments*

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 22 - Disclosures About Fair Value of Financial Instruments below. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

(gg) *Reclassification*

Certain reclassifications have been made to the 2023 and 2022 figures to conform to the presentation for 2024.

(hh) *Off-Balance-Sheet Financial Instruments*

In the ordinary course of business, Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(ii) *Subsequent Events*

The Company has evaluated subsequent events for recognition and disclosure through February 28, 2025, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2024, Wilson Bank committed to expand the Chattanooga loan production office to a full service branch. As a part of this expansion the Bank entered into a lease for the location for the new full service branch and is currently remodeling the space. The costs associated with this expansion, including construction, equipment and lease expenses, are not expected to be significant.

(jj) *Accounting Standard Updates*

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU *2016-13* requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. As noted above, effective *January 1, 2022* the Company adopted ASU *2016-13,* which resulted in a $7.6 million decrease to the allowance for credit losses and a $6.2 million increase to the reserve for off-balance sheet exposures, resulting in a $1.0 million increase in retained earnings (net of taxes). See Note *2* – Loans and Allowance for Credit Losses for additional information.

ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." In March 2020, the FASB issued this ASU and has issued subsequent amendments thereto, which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance was effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued an update to *Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* with *Accounting Standards Update 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* which updated the effective date to be March 12, 2020 through December 31, 2024. The Company implemented a transition plan to identify and modify its loans and other financial instruments, including certain indebtedness, with attributes that are either directly or indirectly influenced by LIBOR. The Company has moved all of its LIBOR-based loans to its preferred replacement index, a Secured Overnight Financing Rate ("SOFR") based index.

ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method." ASU *2022-01* was issued to expand the scope of assets eligible for portfolio layer method hedging to include all financial assets. The update also expands the current last-of-layer method that permits only one hedged layer to allow multiple hedged layers of a single closed portfolio. The last-of-layer method is renamed the portfolio layer method, because more than the last layer of a portfolio could be hedged. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The adoption of ASU 2022-01 did not have a significant impact on our financial statements.

ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." ASU *2022-02* was issued to respond to feedback received from post-implementation review of Topic *326.* The amendments eliminate the troubled debt restructuring (TDR) recognition and measurement guidance and now require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosures and include new disclosure requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. To improve consistency for vintage disclosures, the ASU requires that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic *326-20.* The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The adoption of ASU-2022-02 did not have a significant impact on the Company's financial statements.

ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, in June 2022, the FASB issued this pronouncement which clarifies the guidance in ASC 820 when measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of an equity security. This update also requires specific disclosures related to these types of securities. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The adoption of ASU 2022-03 did not have a significant impact on our financial statements.

ASU 2023-01, *Leases (Topic 842): Common Control Arrangements,* in March 2023, the FASB issued this pronouncement which require entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The adoption of ASU 2023-01 did not have a significant impact on our financial statements.

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in November 2023, the FASB issued this pronouncement which requires public entities to provide disclosures of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The ASU requires a public entity to disclose, for each reportable segment, the significant expense categories and amounts that are regularly provided to the chief operating decision-maker (CODM) and included in each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted. The guidance is applied retrospectively to all periods presented in the financial statements unless it is impracticable. The adoption of ASU 2023-07 did not have a significant impact on the Company's financial statements. See Note 23, Segment Information, for additional information.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, in December 2023, the FASB issued this pronouncement which amends the guidance for income tax disclosures to include certain required disclosures related to tax rate reconciliations, including certain categories of expense requiring disclosure, income taxes paid, including disclosure of taxes paid disaggregated by nation, state, and foreign taxes, and other disclosures for disaggregation of income before income tax expense (or benefit) and income tax expense (or benefit) by domestic and foreign allocation. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. Early adoption is permitted. An entity should apply ASU 2023-09 on a prospective basis once adopted with retrospective application permitted. The Company is assessing ASU 2023-09 and its potential impact on its accounting and disclosures.

ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), in November 2024, the FASB issued this pronouncement which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements. The guidance (as further clarified through *ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*) is effective for public business entities for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is assessing ASU 2024-03 and its impact on its consolidated financial statements and accompanying notes.

Other than those previously discussed, there were no other recently issued accounting pronouncements that are expected to materially impact the Company.

(2) *Loans and Allowance for Credit Losses*

Loans are reported at their outstanding principal balances adjusted for unearned income, deferred fees net of related costs on originated loans, and the allowance for credit losses. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method.

For financial reporting purposes, the Company classifies its loan portfolio based on the underlying collateral utilized to secure each loan. This classification is consistent with that utilized in the Quarterly Report of Condition and Income filed by the Bank with the FDIC.

The classification of loans at December 31, 2024 and 2023 is as follows:

| | *In Thousands* | |
	2024	**2023**
Residential 1-4 family real estate	$ 1,133,966	$ 959,218
Commercial and multi-family real estate	1,544,340	1,313,284
Construction, land development and farmland	941,193	901,336
Commercial, industrial and agricultural	144,619	127,659
1-4 family equity lines of credit	235,240	202,731
Consumer and other	106,235	104,373
Total loans before net deferred loan fees	4,105,593	3,608,601
Net deferred loan fees	(13,704)	(13,078)
Total loans	4,091,889	3,595,523
Less: Allowance for credit losses	(49,497)	(44,848)
Net loans	$ 4,042,392	3,550,675

At December 31, 2024, variable rate and fixed rate loans totaled $3,466,953,000 and $638,640,000, respectively. At December 31, 2023, variable rate and fixed rate loans totaled $2,977,918,000 and $630,683,000, respectively.

Risk characteristics relevant to each portfolio segment are as follows:

Construction, land development and farmland: Loans for non-owner-occupied real estate construction or land development are generally repaid through cash flow related to the operation, sale or refinance of the property. The Company also finances construction loans for owner-occupied properties. A portion of the Company's construction and land portfolio segment is comprised of loans secured by residential product types (residential land and single-family construction). With respect to construction loans to developers and builders that are secured by non-owner occupied properties that the Company may originate from time to time, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction and land development loans are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates, market sales activity, and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential 1-4 family real estate: Residential real estate loans represent loans to consumers or investors to finance a residence. These loans are typically financed on 15 to 30 year amortization terms, but generally with shorter maturities of 5 to 15 years. Many of these loans are extended to borrowers to finance their primary or secondary residence. Loans to an investor secured by a 1-4 family residence will be repaid from either the rental income from the property or from the sale of the property. This loan segment also includes closed-end home equity loans that are secured by a first or second mortgage on the borrower's residence. This allows customers to borrow against the equity in their home. Loans in this portfolio segment are underwritten and approved based on a number of credit quality criteria including limits on maximum Loan-to-Value (LTV), minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment.

1-4 family equity lines of credit: This loan segment includes open-end home equity loans that are secured by a first or second mortgage on the borrower's residence. This allows customers to borrow against the equity in their home utilizing a revolving line of credit. These loans are underwritten and approved based on a number of credit quality criteria including limits on maximum LTV, minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment. Because of the revolving nature of these loans, as well as the fact that many represent second mortgages, this portfolio segment can contain more risk than the amortizing 1-4 family residential real estate loans.

Commercial and multi-family real estate: Commercial and multi-family real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans (which are discussed below), in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.

Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting the market areas it serves. In addition, management tracks the level of owner- occupied commercial real estate loans versus non-owner occupied loans. Non-owner occupied commercial real estate loans are loans secured by multifamily and commercial properties where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. These loans are made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail properties. Owner-occupied commercial real estate loans are loans where the primary source of repayment is the cash flow from the ongoing operations and business activities conducted by the party, or affiliate of the party, who owns the property.

Commercial and industrial: The commercial and industrial loan portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers' business operations. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral, if any, provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans, if any, may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and usually incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Consumer: The consumer loan portfolio segment includes non-real estate secured direct loans to consumers for household, family, and other personal expenditures. Consumer loans may be secured or unsecured and are usually structured with short or medium term maturities. These loans are underwritten and approved based on a number of consumer credit quality criteria including limits on maximum LTV on secured consumer loans, minimum credit scores, and maximum debt to income levels. Many traditional forms of consumer installment credit have standard monthly payments and fixed repayment schedules of one to five years. These loans are made with either fixed or variable interest rates that are based on specific indices. Installment loans fill a variety of needs, such as financing the purchase of an automobile, a boat, a recreational vehicle or other large personal items, or for consolidating debt. These loans may be unsecured or secured by an assignment of title, as in an automobile loan, or by money in a bank account. In addition to consumer installment loans, this portfolio segment also includes secured and unsecured personal lines of credit as well as overdraft protection lines. Loans in this portfolio segment are sensitive to unemployment and other key consumer economic measures.

The following tables present the Company's nonaccrual loans, certain credit quality indicators and past due loans as of December 31, 2024 and 2023.

Loans on Nonaccrual Status

	In Thousands	
	2024	2023
Residential 1-4 family real estate	$ 452	$ —
Commercial and multi-family real estate	3,616	—
Construction, land development and farmland	—	—
Commercial, industrial and agricultural	—	—
1-4 family equity lines of credit	750	—
Consumer and other	—	—
Total	$ 4,818	$ —

Loans are placed on nonaccrual status when there is a significant deterioration in the financial condition of the borrower, which often is determined when the principal or interest on the loan is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status, is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received while the loan is classified as nonaccrual, but interest income recognition is reviewed on a case-by-case basis. A nonaccrual loan is returned to accruing status once the loan has been brought current and collection is reasonably assured or the loan has been "well-secured" through other techniques. Past due status is determined based on the contractual due date per the underlying loan agreement.

At December 31, 2024, the Company had two collateral dependent loans totaling $4,366,000 that were on non-accruing interest status. In each case, at the date such loans were placed on nonaccrual status, the Company reversed all previously accrued interest income. The impact on net interest income for these loans was not material to the Company's results of operations for the year ended December 31, 2024. At December 31, 2023 the Company had no collateral dependent loans that were on non-accruing interest status. Accordingly, there was no impact on net interest income given the lack of these types of loans for the years ended December 31, 2023, and December 31, 2022.

Potential problem loans, which include nonperforming loans, amounted to approximately $48.0 million, or 1.17% of total loans, at December 31, 2024 compared to $5.9 million, or 0.16% of total loans, at December 31, 2023. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the FDIC, Wilson Bank's primary federal regulator, for loans classified as special mention, substandard, or doubtful, excluding the impact of nonperforming loans.

The following table presents our loan balances by primary loan classification and the amount classified within each risk rating category. Pass rated loans include all credits other than those included in special mention, substandard and doubtful which are defined as follows:

- Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

- Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

- Doubtful loans have all the characteristics of substandard loans with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The Company considers all doubtful loans to be collateral dependent and places the loans on nonaccrual status.

WILSON BANK HOLDING COMPANY
Notes to Consolidated Financial Statements, Continued
December 31, 2024, 2023 and 2022

Credit Quality Indicators

The following table presents loan balances classified within each risk rating category by primary loan type and based on year of origination as well as current period gross charge-offs by primary loan type and based on year of origination as of December 31, 2024.

| | | | | *In Thousands* | | | | |
| | | | | | | | Revolving | |
	2024	2023	2022	2021	2020	Prior	Loans	Total
December 31, 2024								
Residential 1-4 family real estate:								
Pass	$ 281,651	136,736	278,556	220,533	76,275	118,960	12,941	1,125,652
Special mention	950	1,817	1,607	196	—	2,528	401	7,499
Substandard	—	—	—	376	—	365	74	815
Total Residential 1-4 family real estate	$ 282,601	138,553	280,163	221,105	76,275	121,853	13,416	1,133,966
Residential 1-4 family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	24	—	24
Commercial and multi-family real estate:								
Pass	$ 285,939	119,202	311,740	347,484	130,226	255,968	61,885	1,512,444
Special mention	—	3,615	23,228	—	705	4,275	—	31,823
Substandard	—	—	—	—	—	73	—	73
Total Commercial and multi-family real estate	$ 285,939	122,817	334,968	347,484	130,931	260,316	61,885	1,544,340
Commercial and multi-family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Construction, land development and farmland:								
Pass	$ 283,747	199,987	153,429	58,913	13,992	12,486	215,394	937,948
Special mention	27	256	135	120	—	45	2,533	3,116
Substandard	—	—	129	—	—	—	—	129
Total Construction, land development and farmland	$ 283,774	200,243	153,693	59,033	13,992	12,531	217,927	941,193
Construction, land development and farmland:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Commercial, industrial and agricultural:								
Pass	$ 26,697	12,781	29,634	4,071	9,610	22,762	38,586	144,141
Special mention	147	131	73	10	—	—	106	467
Substandard	—	—	—	—	11	—	—	11
Total Commercial, industrial and agricultural	$ 26,844	12,912	29,707	4,081	9,621	22,762	38,692	144,619
Commercial, industrial and agricultural:								
Current-period gross charge-offs	$ —	—	30	4	—	—	8	42
1-4 family equity lines of credit:								
Pass	$ —	—	—	—	—	—	231,480	231,480
Special mention	—	—	—	—	—	—	2,754	2,754
Substandard	—	—	—	—	—	—	1,006	1,006
Total 1-4 family equity lines of credit	$ —	—	—	—	—	—	235,240	235,240
1-4 family equity lines of credit:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Consumer and other:								
Pass	$ 28,133	16,632	7,509	2,525	12,316	9,204	29,604	105,923
Special mention	3	62	104	27	29	14	1	240
Substandard	6	21	37	8	—	—	—	72
Total Consumer and other	$ 28,142	16,715	7,650	2,560	12,345	9,218	29,605	106,235
Consumer and other:								
Current-period gross charge-offs	$ 24	147	141	10	—	—	634	956

The following table presents loan balances classified within each risk rating category based on year of origination as of December 31, 2024.

							In Thousands		
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Loans**	**Total**
December 31, 2024								
Pass	$ 906,167	485,338	780,868	633,526	242,419	419,380	589,890	4,057,588
Special mention	1,127	5,881	25,147	353	734	6,862	5,795	45,899
Substandard	6	21	166	384	11	438	1,080	2,106
Total	$ 907,300	491,240	806,181	634,263	243,164	426,680	596,765	4,105,593

The following table presents loan balances classified within each risk rating category by primary loan type and based on year of origination as well as current period gross charge-offs by primary loan type and based on year of origination as of December 31, 2023.

					In Thousands			
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans**	**Total**
December 31, 2023								
Residential 1-4 family real estate:								
Pass	$ 165,655	297,535	239,035	89,563	56,092	90,119	16,585	954,584
Special mention	76	859	225	876	137	1,558	—	3,731
Substandard	—	—	—	—	128	775	—	903
Total Residential 1-4 family real estate	$ 165,731	298,394	239,260	90,439	56,357	92,452	16,585	959,218
Residential 1-4 family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Commercial and multi-family real estate:								
Pass	$ 103,050	321,767	378,418	143,178	91,640	217,645	57,320	1,313,018
Special mention	—	—	155	—	—	31	—	186
Substandard	—	—	—	—	—	80	—	80
Total Commercial and multi-family real estate	$ 103,050	321,767	378,573	143,178	91,640	217,756	57,320	1,313,284
Commercial and multi-family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Construction, land development and farmland:								
Pass	$ 231,337	306,056	99,456	26,710	7,586	10,141	219,999	901,285
Special mention	—	—	—	—	—	51	—	51
Substandard	—	—	—	—	—	—	—	—
Total Construction, land development and farmland	$ 231,337	306,056	99,456	26,710	7,586	10,192	219,999	901,336
Construction, land development and farmland:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Commercial, industrial and agricultural:								
Pass	$ 16,811	34,507	7,460	12,272	17,066	7,593	31,832	127,541
Special mention	93	7	6	—	—	—	12	118
Substandard	—	—	—	—	—	—	—	—
Total Commercial, industrial and agricultural	$ 16,904	34,514	7,466	12,272	17,066	7,593	31,844	127,659
Commercial, industrial and agricultural:								
Current-period gross charge-offs	$ —	30	—	—	—	—	—	30
1-4 family equity lines of credit:								
Pass	$ —	—	—	—	—	—	202,189	202,189
Special mention	—	—	—	—	—	—	404	404
Substandard	—	—	—	—	—	—	138	138
Total 1-4 family equity lines of credit	$ —	—	—	—	—	—	202,731	202,731
1-4 family equity lines of credit:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Consumer and other:								
Pass	$ 27,998	15,511	5,331	14,497	4,728	6,381	29,638	104,084
Special mention	4	52	57	7	—	—	—	120
Substandard	51	106	—	11	—	1	—	169
Total Consumer and other	$ 28,053	15,669	5,388	14,515	4,728	6,382	29,638	104,373
Consumer and other:								
Current-period gross charge-offs	$ 103	213	98	22	—	1	1,891	2,328

The following table presents loan balances classified within each risk rating category based on year of origination as of December 31, 2023.

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
				In Thousands				
December 31, 2023								
Pass	$ 544,851	975,376	729,700	286,220	177,112	331,879	557,563	3,602,701
Special mention	173	918	443	883	137	1,640	416	4,610
Substandard	51	106	—	11	128	856	138	1,290
Total	$ 545,075	976,400	730,143	287,114	177,377	334,375	558,117	3,608,601

Age Analysis of Past Due Loans

	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual and Greater Than 89 Days	Total Nonaccrual and Past Due	Current	Total Loans	Recorded Investment Greater Than 89 Days and Accruing
				In Thousands			
December 31, 2024							
Residential 1-4 family real estate	$ 5,854	1,462	766	8,082	1,125,884	1,133,966	$ 314
Commercial and multi-family real estate	—	2	3,616	3,618	1,540,722	1,544,340	—
Construction, land development and farmland	742	—	162	904	940,289	941,193	162
Commercial, industrial and agricultural	184	562	113	859	143,760	144,619	113
1-4 family equity lines of credit	960	581	840	2,381	232,859	235,240	90
Consumer and other	568	137	52	757	105,478	106,235	52
Total	$ 8,308	2,744	5,549	16,601	4,088,992	4,105,593	$ 731
December 31, 2023							
Residential 1-4 family real estate	$ 1,544	552	1,178	3,274	955,944	959,218	$ 1,178
Commercial and multi-family real estate	5,846	—	—	5,846	1,307,438	1,313,284	—
Construction, land development and farmland	2,959	1	—	2,960	898,376	901,336	—
Commercial, industrial and agricultural	52	—	7	59	127,600	127,659	7
1-4 family equity lines of credit	571	209	106	886	201,845	202,731	106
Consumer and other	350	78	118	546	103,827	104,373	118
Total	$ 11,322	840	1,409	13,571	3,595,030	3,608,601	$ 1,409

Allowance for Credit Losses ("ACL") - Loans

The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326 that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information from internal and external sources, relevant to assessing collectability over the loans' contractual terms, adjusted for expected prepayments when appropriate. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. The allowance for credit losses is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Expected credit losses for collateral dependent loans, including loans where the borrower is experiencing financial difficulty but foreclosure is not probable, are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The Company's discounted cash flow methodology incorporates a probability of default and loss given default model, as well as expectations of future economic conditions, using reasonable and supportable forecasts. Together, the probability of default and loss given default models with the use of reasonable and supportable forecasts generate estimates for cash flows expected and not expected to be collected over the estimated life of a loan. Estimates of future expected cash flows ultimately reflect assumptions made concerning net credit losses over the life of a loan. The use of reasonable and supportable forecasts requires significant judgment. Management leverages economic projections from reputable and independent third parties to inform and provide its reasonable and supportable economic forecasts. The Company's model reverts to a straight line basis for purposes of estimating cash flows beyond a period deemed reasonable and supportable. The Company forecasts probability of default and loss given default based on economic forecast scenarios over an eight quarter time period before reverting to a straight line basis for a four quarter time period. The duration of the forecast horizon, the period over which forecasts revert to a straight line basis, the economic forecasts that management utilizes, as well as additional internal and external indicators of economic forecasts that management considers, may change over time depending on the nature and composition of our loan portfolio. Changes in economic forecasts, in conjunction with changes in loan specific attributes, impact a loan's probability of default and loss given default, which can drive changes in the determination of the ACL. Expectations of future cash flows are discounted at the loan's effective interest rate. The resulting ACL represents the amount by which the loan's amortized cost exceeds the net present value of a loan's discounted cash flows expected to be collected. The ACL is recorded through a charge to provision for credit losses and is reduced by charge-offs, net of recoveries on loans previously charged-off. It is the Company's policy to charge-off loan balances at the time they have been deemed uncollectible.

For segments where the discounted cash flow methodology is not used, a remaining life methodology is utilized. The remaining life method uses an average annual charge-off rate applied to the contractual term, further adjusted for estimated prepayments to determine the unadjusted historical charge-off rate for the remaining balance of assets.

The estimated credit losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management. The data for each measurement may be obtained from internal or external sources. The current period measurements are evaluated and assigned a factor commensurate with the current level of risk relative to past measurements over time. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan portfolios. These adjustments are based upon the following:

1. Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses.

2. Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

3. Changes in the nature and volume of the portfolio and in the terms of loans.

4. Changes in the experience, ability, and depth of lending management and other relevant staff.

5. Changes in the volume and severity of past-due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans.

6. Changes in the quality of the Company's loan review system.

7. Changes in the value of underlying collateral for collateral-dependent loans.

8. The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

9. The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company's existing portfolio.

The qualitative allowance allocation, as determined by the processes noted above, is increased or decreased for each loan segment based on the assessment of these various qualitative factors.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated pools. Individual evaluations are generally performed for loans greater than $500,000 which have experienced significant credit deterioration. Such loans are evaluated for credit losses based on either discounted cash flows or the fair value of collateral. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, less selling costs. For loans for which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral, the Company has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of collateral, with selling costs considered in the event sale of the collateral is expected.

In assessing the adequacy of the allowance for credit losses, the Company considers the results of the Company's ongoing independent loan review process. The Company undertakes this process both to ascertain those loans in the portfolio with elevated credit risk and to assist in its overall evaluation of the risk characteristics of the entire loan portfolio. Its loan review process includes the judgment of management, independent internal loan reviewers and reviews that may have been conducted by third-party reviewers including regulatory examiners. The Company incorporates relevant loan review results in the allowance.

In accordance with CECL, losses are estimated over the remaining contractual terms of loans, adjusted for prepayments and curtailment. The contractual term excludes expected extensions, renewals and modifications.

Credit losses are estimated on the amortized cost basis of loans, which includes the principal balance outstanding and deferred loan fees and costs.

While management utilizes its best judgment and information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors beyond management's control, including the performance of the loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Loans are charged off when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

Transactions in the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 are summarized as follows:

	In Thousands						
	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
December 31, 2024							
Allowance for credit losses - loans:							
Beginning balance	$ 8,765	17,422	14,027	1,533	1,809	1,292	44,848
Provision	928	2,781	616	189	81	597	5,192
Charge-offs	(24)	—	—	(42)	—	(956)	(1,022)
Recoveries	39	—	20	22	—	398	479
Ending balance	$ 9,708	20,203	14,663	1,702	1,890	1,331	49,497

	In Thousands						
	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
December 31, 2023							
Allowance for credit losses - loans:							
Beginning balance	$ 7,310	15,299	13,305	1,437	1,170	1,292	39,813
Provision	1,435	2,123	702	125	639	1,276	6,300
Charge-offs	—	—	—	(30)	—	(2,328)	(2,358)
Recoveries	20	—	20	1	—	1,052	1,093
Ending balance	$ 8,765	17,422	14,027	1,533	1,809	1,292	44,848

	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
				In Thousands			
December 31, 2022							
Allowance for credit losses - loans:							
Beginning balance	$ 9,242	16,846	9,757	1,329	1,098	1,360	39,632
Impact of adopting ASC 326	(3,393)	(3,433)	(266)	219	(324)	(367)	(7,564)
Provision	1,353	1,886	3,795	(117)	396	1,343	8,656
Charge-offs	(8)	—	(1)	(21)	—	(1,527)	(1,557)
Recoveries	116	—	20	27	—	483	646
Ending balance	$ 7,310	15,299	13,305	1,437	1,170	1,292	39,813

The following tables present the amortized cost basis of collateral dependent loans at December 31, 2024 and December 31, 2023 which are individually evaluated to determine expected credit losses:

	Real Estate	Other	Total
		In Thousands	
December 31, 2024			
Residential 1-4 family real estate	$ 1,485	—	1,485
Commercial and multi-family real estate	31,273	—	31,273
Construction, land development and farmland	2,521	—	2,521
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	2,009	—	2,009
Consumer and other	—	—	—
	$ 37,288	—	37,288

	Real Estate	Other	Total
		In Thousands	
December 31, 2023			
Residential 1-4 family real estate	$ 1,949	—	1,949
Commercial and multi-family real estate	2,889	—	2,889
Construction, land development and farmland	—	—	—
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	—	—	—
Consumer and other	—	—	—
	$ 4,838	—	4,838

Loan Modifications to Borrowers Experiencing Financial Difficulty

Effective January 1, 2023, the Company adopted ASU 2022-02 which eliminated the accounting guidance for TDRs and requires disclosures for certain loan modifications when a borrower is experiencing financial difficulty.

Occasionally, the Company modifies loans to borrowers in financial distress by providing, principal forgiveness, term extension, an other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Company provides multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For the loans included in the "combination" columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, an other-than-insignificant payment delay and/or an interest rate reduction.

The following table presents the amortized cost basis of loans at December 31, 2024 and December 31, 2023 that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2024 or twelve months ended December 31, 2023, by class and type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below.

Twelve Months Ended December 31, 2024	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
				(In Thousands)			
Residential 1-4 family real estate	$ —	$ 408	$ 1,485	$ —	$ —	$ —	0.17%
Commercial and multi-family real estate	—	—	23,604	—	—	—	1.53%
Construction, land development and farmland	—	—	—	—	—	—	—%
Commercial, industrial and agricultural	—	—	—	—	—	—	—%
1-4 family equity lines of credit	—	—	—	—	—	—	—%
Consumer and other	—	—	—	—	—	—	—%
Total	$ —	$ 408	$ 25,089	$ —	$ —	$ —	0.62%

As of December 31, 2024, the Company has not committed to lend additional amounts to the borrowers included in the previous table.

Twelve Months Ended December 31, 2023	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
				(In Thousands)			
Residential 1-4 family real estate	$ —	$ 947	$ —	$ —	$ —	$ —	0.10%
Commercial and multi-family real estate	—	2,406	—	—	—	—	0.18%
Construction, land development and farmland	—	—	—	—	—	—	—%
Commercial, industrial and agricultural	—	—	93	—	—	—	0.07%
1-4 family equity lines of credit	—	—	—	—	—	—	—%
Consumer and other	—	—	—	—	—	—	—%
Total	$ —	$ 3,353	$ 93	$ —	$ —	$ —	0.10%

As of December 31, 2023 the Company had not committed to lend additional amounts to the borrowers included in the previous table.

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts.

The following table presents the performance of such loans that have been modified within the last twelve months as of December 31, 2024:

| December 31, 2024 | *In Thousands* | | | |
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
Residential 1-4 family real estate	$ —	$ —	$ —	$ —
Commercial and multi-family real estate	—	—	—	—
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	$ —	$ —	$ —

As evidenced above, no loans that were modified within the 12 months prior to December 31, 2024 were thirty (30) days or more past due at December 31, 2024.

The following table presents the performance of such loans that have been modified for the 12 months ended December 31, 2023:

| December 31, 2023 | *In Thousands* | | | |
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
Residential 1-4 family real estate	$ —	$ —	$ —	$ —
Commercial and multi-family real estate	—	—	—	—
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	$ —	$ —	$ —

As evidenced above, no loans that were modified within the twelve months prior to December 31, 2023 were thirty (30) days or more past due at December 31, 2023.

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2024 (dollars in thousands):

Twelve Months Ended December 31, 2024	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension	Weighted-Average Months of Payment Delay
Residential 1-4 family real estate	$ —	—%	6	4
Commercial and multi-family real estate	—	—	11	—
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	—%	9	4

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2023 (dollars in thousands):

Twelve Months Ended December 31, 2023	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension	Weighted-Average Months of Payment Delay
Residential 1-4 family real estate	$ —	—%	—	10
Commercial and multi-family real estate	—	—	—	3
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	37	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	—%	37	8

The following table presents the amortized cost basis of loans that had a payment default during the twelve months ended December 31, 2024 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

	In Thousands			
Twelve Months Ended December 31, 2024	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction
Residential 1-4 family real estate	$ —	$ —	$ —	$ —
Commercial and multi-family real estate	—	—	—	—
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	$ —	$ —	$ —

There were no payment defaults during the twelve months ended December 31, 2024 on loans that had been modified in the twelve months prior to December 31, 2024.

The following table presents the amortized cost basis of loans that had a payment default during the twelve months ended December 31, 2023 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

	In Thousands			
Twelve Months Ended December 31, 2023	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction
Residential 1-4 family real estate	$ —	$ —	$ —	$ —
Commercial and multi-family real estate	—	—	—	—
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	$ —	$ —	$ —

There were no payment defaults during the twelve months ended December 31, 2023 on loans that had been modified in the twelve months prior to December 31, 2023.

Upon the Company's determination that a modified loan (or a portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off. Therefore, the amortized costs basis of the loan is reduced by the amount deemed uncollectible and the allowance for credit losses is adjusted by the same amount.

TDR Disclosures Prior to Adoption of ASU 2022-02

Prior to the adoption of ASU 2022-02 the restructuring of a loan was considered a TDR if both (i) the borrower was experiencing financial difficulties and (ii) the creditor had granted a concession. Concessions may have included interest rate reductions or below market interest rates, principal forgiveness, extension of terms and other actions intended to minimize potential losses.

The Company did not modify any loan that was considered a TDR during the twelve months ended December 31, 2022.

The following table outlines the amount of each TDR categorized by loan classification for the year ended December 31, 2022 (dollars in thousands):

	December 31, 2022		
	Number of Loans	**Pre Modification Outstanding Recorded Investment**	**Post Modification Outstanding Recorded Investment, Net of Related Allowance**
Residential 1-4 family real estate	—	$ —	$ —
Commercial and multi-family real estate	—	—	—
Construction, land development and farmland	—	—	—
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	—	—	—
Consumer and other	—	—	—
Total	—	$ —	$ —

As of December 31, 2022 the Company did not have any loan previously classified as a TDR default within twelve months of the restructuring. A default is defined as an occurrence which violates the terms of the receivable's contract.

As of December 31, 2024 the Bank had $1,073,000 of consumer mortgage loans in the process of foreclosure. At December 31, 2023 the Bank had no consumer mortgage loans in the process of foreclosure.

The Company's principal customers are primarily in Middle Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition. In the normal course of business, Wilson Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $9,388,000 and $7,768,000 at December 31, 2024 and 2023, respectively. None of these loans were restructured, charged-off or involved more than the normal risk of collectibility or presented other unfavorable features during the three years ended December 31, 2024.

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands	
	December 31,	
	2024	**2023**
Balance, January 1	$ 7,768	$ 6,859
New loans and renewals during the year	13,562	9,860
Repayments (including loans paid by renewal) during the year	(11,942)	(8,951)
Balance, December 31	$ 9,388	$ 7,768

In 2024, 2023 and 2022, Wilson Bank originated mortgage loans for sale into the secondary market of $52,549,000, $73,984,000 and $106,601,000, respectively. The fees and gain on sale of these loans totaled $3,068,000, $2,635,000 and $2,973,000 in 2024, 2023 and 2022, respectively.

In some instances, Wilson Bank sells loans that contain provisions which permit the buyer to seek recourse against Wilson Bank in certain circumstances. At December 31, 2024 and 2023, total mortgage loans sold with recourse in the secondary market aggregated $56,896,000 and $69,308,000, respectively. At December 31, 2024, Wilson Bank has not been required to repurchase a significant amount of the mortgage loans originated by Wilson Bank and sold in the secondary market. Management expects no significant losses to result from these recourse provisions.

(3) Debt Securities

Debt securities have been classified in the consolidated balance sheet according to management's intent. Debt securities at December 31, 2024 consist of the following:

| | Securities Available-For-Sale | | | |
| | In Thousands | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and other U.S. government agencies	$ 4,927	—	389	4,538
U.S. Government-sponsored enterprises (GSEs)	183,912	8	21,947	161,973
Mortgage-backed securities	520,729	55	66,588	454,196
Asset-backed securities	51,110	108	401	50,817
Corporate bonds	2,500	—	104	2,396
Obligations of states and political subdivisions	184,163	—	30,190	153,973
	$ 947,341	171	119,619	827,893

The Company's classification of securities at December 31, 2023 was as follows:

| | Securities Available-For-Sale | | | |
| | In Thousands | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and other U.S. government agencies	$ 4,901	—	472	4,429
U.S. Government-sponsored enterprises (GSEs)	167,738	—	23,570	144,168
Mortgage-backed securities	480,759	230	63,959	417,030
Asset-backed securities	51,183	193	1,403	49,973
Corporate bonds	2,500	—	77	2,423
Obligations of states and political subdivisions	223,358	397	30,697	193,058
	$ 930,439	820	120,178	811,081

As of December 31, 2024 and December 31, 2023, there was no allowance for credit losses on available-for-sale securities.

Included in mortgage-backed securities are collateralized mortgage obligations totaling $146,369,000 (fair value of $126,426,000) and $145,179,000 (fair value of $124,005,000) at December 31, 2024 and 2023, respectively.

The amortized cost and estimated market value of debt securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities of mortgage and asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | In Thousands | |
Securities Available-For-Sale	Amortized Cost	Fair Value
Due in one year or less	$ 5,566	5,394
Due after one year through five years	126,543	114,384
Due after five years through ten years	277,680	242,946
Due after ten years	537,552	465,169
	$ 947,341	827,893

Results from sales of debt securities are as follows:

		In Thousands	
	2024	**2023**	**2022**
Gross proceeds	$ 86,248	32,740	42,728
Gross realized gains	$ 4,587	17	—
Gross realized losses	(7,329)	(1,026)	(1,620)
Net realized gains (losses)	$ (2,742)	(1,009)	(1,620)

Securities carried on the balance sheet of approximately $581,017,000 (approximate market value of $499,585,000) and $500,046,000 (approximate market value of $429,705,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2024 and 2023, respectively.

At December 31, 2024, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Included in the securities above are $104,000,000 (approximate market value of $87,000,000) and $116,000,000 (approximate market value of $99,000,000) at December 31, 2024 and 2023, respectively, in obligations of political subdivisions located within the states of Tennessee, Alabama, and Texas.

The following table shows the gross unrealized losses and fair value of the Company's available-for-sale securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023.

				In Thousands, Except Number of Securities				
	Less than 12 Months			**12 Months or More**			**Total**	
2024	**Fair Value**	**Unrealized Losses**	**Number of Securities Included**	**Fair Value**	**Unrealized Losses**	**Number of Securities Included**	**Fair Value**	**Unrealized Losses**
Available-for-Sale Securities:								
Debt securities:								
U.S. Treasury and other U.S. government agencies	$ —	$ —	—	$ 4,538	$ 389	2	$ 4,538	$ 389
U.S. Government-sponsored enterprises (GSEs)	12,226	258	3	147,828	21,689	67	160,054	21,947
Mortgage-backed securities	90,776	2,043	24	348,035	64,545	216	438,811	66,588
Asset-backed securities	14,103	75	5	17,170	326	7	31,273	401
Corporate bonds	—	—	—	2,396	104	1	2,396	104
Obligations of states and political subdivisions	5,108	77	3	148,865	30,113	168	153,973	30,190
	$ 122,213	$ 2,453	35	$ 668,832	$ 117,166	461	$ 791,045	$ 119,619

In Thousands, Except Number of Securities

2023	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
Available-for-Sale Securities:								
Debt securities:								
U.S. Treasury and other U.S. government agencies	$ —	$ —	—	$ 4,429	$ 472	2	$ 4,429	$ 472
U.S. Government-sponsored enterprises (GSEs)	—	—	—	144,169	23,569	55	144,169	23,569
Mortgage-backed securities	8,889	63	7	390,557	63,897	221	399,446	63,960
Asset-backed securities	2,500	44	1	30,666	1,359	26	33,166	1,403
Corporate bonds	—	—	—	2,423	77	1	2,423	77
Obligations of states and political subdivisions	5,375	14	2	171,157	30,683	193	176,532	30,697
	$ 16,764	$ 121	10	$ 743,401	$ 120,057	498	$ 760,165	$ 120,178

The applicable date for determining when securities are in an unrealized loss position is December 31, 2024 and 2023. As such, it is possible that a security had a market value less than its amortized cost on other days during the twelve-month periods ended December 31, 2024 and 2023, but is not in the "Investments with an Unrealized Loss of less than 12 months" category above.

As shown in the tables above, at December 31, 2024 and 2023, the Company had unrealized losses of $119.6 million and $120.2 million on $791.0 million and $760.2 million, respectively, of securities in an unrealized loss position at those dates. As described in Note 1. Summary of Significant Accounting Policies, for any security classified as available-for-sale that is in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. Because the Company currently does not intend to sell those securities that have an unrealized loss at December 31, 2024, and it is not more-likely-than-not that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Company has determined that no write-down is necessary. These securities must then be evaluated for credit and non-credit related impairment. Securities with one or more of the following characteristics will be deemed to have only non-credit related impairment and will be excluded from further evaluation from credit impairment: Guaranteed by the U.S. government, insured by the FDIC, a review of market price discount to principal face value does not indicate the market's expectation of imminent principal loss, risk weighting under the FDIC's Simplified Supervisory Formula Approach, and average credit rating. Securities that are not excluded by the aforementioned characteristics are further evaluated for credit deterioration, which would require the recognition of an allowance for credit losses. The unrealized losses associated with securities at December 31, 2024 are driven by changes in interest rates and not due to the credit quality of the securities, and accordingly, no allowance for credit losses is considered necessary related to available-for-sale securities at December 31, 2024. These securities will continue to be monitored as a part of the Company's ongoing evaluation of credit quality.

Mortgage-Backed Securities

At December 31, 2024, approximately 98% of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies. Because the decline in fair value of these securities is primarily attributable to interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is not more-likely-than-not that it will be required to sell the securities before their anticipated recovery, the Company has determined no allowance for credit losses is necessary at December 31, 2024.

The Company's mortgage-backed securities portfolio includes non-agency collateralized mortgage obligations with a fair value of $10.8 million which had unrealized losses of approximately $1.5 million at December 31, 2024. These non-agency mortgage-backed securities were rated A or higher at December 31, 2024. The Company monitors to ensure it has adequate credit support and does not have the intent to sell these securities and it is not more-likely-than-not that it will be required to sell the securities before their anticipated recovery. The issuers continue to make timely principal and interest payments on the bonds.

Obligations of States and Political Subdivisions

Unrealized losses on municipal bonds have not been recognized into income because the issuers' bonds are of high credit quality (rated A or higher) or the bonds have been refunded. Management does not intend to sell the securities and it is not more-likely-than-not that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The issuers continue to make timely principal and interest payments on the bonds. The fair value is expected to recover as the bonds approach maturity.

Asset-Backed Securities

The Company's asset-backed securities portfolio includes agency and non-agency asset backed and other amortizing debt securities with a fair value of $50.8 million which had unrealized losses of approximately $0.4 million at December 31, 2024. The Company monitors these securities to ensure it has adequate credit support and does not have the intent to sell these securities and it is not more-likely-than-not that it will be required to sell the securities before their anticipated recovery. The issuers continue to make timely principal and interest payments on the bonds.

Corporate Bonds

The Company's lone corporate debt security with a fair value of $2.4 million had an unrealized loss of approximately $0.1 million at December 31, 2024. The Company monitors this security to ensure it has adequate credit support and does not have the intent to sell this security and it is not more-likely-than-not that it will be required to sell the security before its anticipated recovery. The issuer continues to make timely principal and interest payments on the bond.

(4) _Restricted Equity Securities_

Restricted equity securities consists of stock of the FHLB of Cincinnati amounting to $3,876,000 and $3,436,000 at December 31, 2024 and 2023, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) _Premises and Equipment_

The detail of premises and equipment at December 31, 2024 and 2023 is as follows:

	In Thousands	
	2024	**2023**
Land	$ 20,762	$ 20,822
Buildings	52,664	49,784
Leasehold improvements	1,934	1,710
Furniture and equipment	19,097	16,524
Automobiles	511	345
Construction-in-progress	300	2,469
	95,268	91,654
Less accumulated depreciation	(33,719)	(29,256)
	$ 61,549	$ 62,398

During 2024, 2023 and 2022, payments of $1,100,000, $1,442,000 and $379,000, respectively, were made to an entity owned by a director for the construction of buildings utilized by Wilson Bank and repair work on existing buildings utilized by Wilson Bank.

Depreciation expense was $4,040,000, $4,221,000 and $4,370,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

(6) *Goodwill*

The Company's intangible assets result from the excess of purchase price over the applicable book value of the net assets acquired related to outside ownership of two previously 50% owned subsidiaries that the Company acquired 100% of in 2005.

		In Thousands	
		2024	**2023**
Goodwill:			
Balance at January 1,	$	4,805	4,805
Goodwill acquired during year		—	—
Impairment loss		—	—
Balance at December 31,	$	4,805	4,805

(7) *Leases*

Lessee Accounting

The majority of leases in which the Company is the lessee are comprised of real estate property for branches and office space and are recorded as operating leases with terms extending beyond 2029. The Company has two finance leases, which were entered into in 2022 and 2024, with lease terms through 2038 and 2046. These leases are classified as operating or finance leases at commencement. Right-of-use assets representing the right to use the underlying asset and lease liabilities representing the obligation to make future lease payments are recognized on the balance sheet. These assets and liabilities are estimated based on the present value of future lease payments discounted using the Company's incremental secured borrowing rates as of the commencement date of the lease. Certain lease agreements contain renewal options which are considered in the determination of the lease term if they are deemed reasonably certain to be exercised. The Company has elected not to recognize leases with an original term of less than 12 months on the balance sheet.

The following table represents lease assets and lease liabilities as of December 31, 2024 and 2023 (in thousands).

Lease right-of-use assets	Classification	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	Other Assets	$ 2,556	3,542
Finance lease right-of-use assets	Other Assets	2,889	2,123

Lease liabilities	Classification	December 31, 2024	December 31, 2023
Operating lease liabilities	Other Liabilities	$ 2,750	3,736
Finance lease liabilities	Other Liabilities	3,076	2,251

The total lease cost related to operating leases and short term leases is recognized on a straight-line basis over the lease term. For finance leases, right-of-use assets are amortized on a straight-line basis over the lease term and interest imputed on the lease liability is recognized using the effective interest method. The components of the Bank's total lease cost were as follows for the years ended December 31, 2024 and 2023.

	In Thousands		
	2024	**2023**	**2022**
Operating lease cost	$ 554	637	563
Finance lease cost:			
Right-of-use asset amortization	94	87	93
Interest expense	65	71	66
Short-term lease cost	—	—	—
Net lease cost	$ 713	795	722

The weighted average remaining lease term and weighted average discount rate for operating leases at December 31, 2024 and 2023 were as follows:

	2024	2023
Operating Leases		
Weighted average remaining lease term (in years)	7.95	10.10
Weighted average discount rate	4.08%	4.31%

The weighted average remaining lease term and weighted average discount rate for finance leases at December 31, 2024 and 2023 were as follows:

	2024	2023
Finance Leases		
Weighted average remaining lease term (in years)	20.05	23.34
Weighted average discount rate	3.47%	2.90%

Cash flows related to operating and finance leases during the year ended December 31, 2024 and 2023 were as follows:

	In Thousands		
	2024	2023	2022
Operating cash flows related to operating leases	$ 553	595	547
Operating cash flows related to finance leases	65	71	66
Financing cash flows related to finance leases	34	30	26

Future undiscounted lease payments for operating leases with initial terms of more than 12 months at December 31, 2024 and 2023 were as follows:

	In Thousands	
	2024	2023
Operating Leases		
2025	$ 561	553
2026	568	560
2027	570	568
2028	469	576
2029	360	547
Thereafter	695	1,854
Total undiscounted lease payments	3,223	4,658
Less: imputed interest	(473)	(922)
Net lease liabilities	$ 2,750	$ 3,736

Future undiscounted lease payments for finance leases with initial terms of more than 12 months at December 31, 2024 and 2023 were as follows:

	In Thousands	
	2024	2023
Finance Leases		
2025	$ 128	$ 98
2026	186	101
2027	191	105
2028	196	108
2029	201	111
Thereafter	3,424	2,676
Total undiscounted lease payments	4,326	3,199
Less: imputed interest	(1,250)	(948)
Net lease liabilities	$ 3,076	$ 2,251

(8) *Mortgage Servicing Rights*

The Company sells residential mortgage loans in the secondary market and typically retains the rights to service the loans. Mortgage loans serviced for others are not reported as assets. Mortgage servicing rights are recognized on the balance sheet within other assets. The principal balances of these loans as of December 31, 2024 and December 31, 2023 are as follows:

	In Thousands	
	December 31, 2024	December 31, 2023
Mortgage loan portfolios serviced for:		
FHLMC	$ 114,771	99,441

For the years ended December 31, 2024 and 2023, the change in carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

	In Thousands	
	December 31, 2024	December 31, 2023
Balance at beginning of period	$ 1,083	1,065
Servicing rights retained from loans sold	399	245
Amortization	(343)	(227)
Valuation Allowance Provision	—	—
Balance at end of period	$ 1,139	1,083
Fair value, end of period	$ 1,654	1,398

The key data and assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Prepayment speed	8.08%	7.92%
Weighted-average life (in years)	8.42	8.55
Weighted-average note rate	5.11%	4.73%
Weighted-average discount rate	9.00%	9.00%

(9) Deposits

Deposits at December 31, 2024 and 2023 are summarized as follows:

		In Thousands	
		2024	**2023**
Demand deposits	$	383,168	389,725
Savings accounts		343,894	320,301
Negotiable order of withdrawal accounts		968,198	934,709
Money market demand accounts		1,325,713	1,156,694
Certificates of deposit $250,000 or greater		772,678	548,269
Other certificates of deposit		954,124	942,346
Individual retirement accounts $250,000 or greater		15,543	11,018
Other individual retirement accounts		66,716	64,044
Total	$	4,830,034	4,367,106

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2024 are as follows:

Maturity	*(In Thousands)* **Total**
2025	$ 1,500,899
2026	223,841
2027	63,366
2028	15,961
2029	4,994
	$ 1,809,061

The aggregate amount of overdrafts reclassified as loans receivable was $1,147,000 and $858,000 at December 31, 2024 and 2023, respectively. The aggregate balances of related party deposits at December 31, 2024 and 2023 were $14,668,000 and $15,640,000, respectively.

As of December 31, 2024 and 2023, Wilson Bank was not required to maintain a cash balance with the Federal Reserve.

(10) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31, 2024, 2023 and 2022 are presented below:

		In Thousands		
		2024	**2023**	**2022**
Non-interest income:				
Service charges on deposits	$	8,198	7,890	7,382
Brokerage income		8,562	7,184	6,929
Debit and credit card interchange income, net		8,627	8,490	8,416
Other fees and commissions		1,590	1,408	1,653
BOLI and annuity earnings		1,817	1,667	1,346
Loss on sale of securities, net		(2,742)	(1,009)	(1,620)
Fees and gains on sales of mortgage loans		3,068	2,635	2,973
Mortgage servicing income (loss), net		(1)	9	(28)
Gain (loss) on sale of fixed assets, net		(303)	(55)	291
Gain (loss) on sale of other assets, net		(8)	(10)	8
Other income (loss)		146	80	(69)
	$	28,954	28,289	27,281

			In Thousands		
		2024	**2023**	**2022**
Non-interest expense:				
Employee salaries and benefits	$	67,342	59,501	56,707
Equity-based compensation		1,567	1,528	1,864
Occupancy expenses		5,733	6,532	5,563
Furniture and equipment expenses		3,038	3,225	3,400
Data processing expenses		9,477	8,797	7,337
Advertising & public relations expenses		3,512	3,714	3,455
Accounting, legal & consulting expenses		1,550	1,789	1,409
FDIC insurance		3,129	3,120	1,527
Directors' fees		816	713	650
Other operating expenses		12,257	12,032	11,058
	$	108,421	100,951	92,970

(11) Income Taxes

The components of the net deferred tax asset at December 31, 2024 and 2023 were as follows:

		In Thousands	
		2024	**2023**
Deferred tax asset:			
Federal	$	36,851	36,034
State		11,950	11,641
		48,801	47,675
Deferred tax liability:			
Federal		(2,068)	(1,654)
State		(685)	(548)
		(2,753)	(2,202)
Net deferred tax asset	$	46,048	45,473

The tax effects of each type of significant item that gave rise to deferred tax assets (liabilities) at December 31, 2024 and 2023 were:

		In Thousands	
		2024	**2023**
Financial statement allowance for credit losses in excess of tax allowance	$	12,752	11,509
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements		(2,093)	(1,546)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes		1,607	1,487
Financial statement income on FHLB stock dividends not recognized for tax purposes		(327)	(327)
Financial statement off-balance sheet exposure allowance for credit losses in excess of tax allowance		667	822
Unrealized loss on securities available-for-sale		31,217	31,195
Equity based compensation		1,526	1,355
Other items, net		699	978
Net deferred tax asset	$	46,048	45,473

The components of income tax expense (benefit) at December 31, 2024, 2023 and 2022 are summarized as follows:

		In Thousands	
	Federal	**State**	**Total**
2024			
Current	$ 14,919	2,208	17,127
Deferred	(386)	(165)	(551)
Total	$ 14,533	2,043	16,576
2023			
Current	$ 14,023	1,945	15,968
Deferred	(1,458)	(571)	(2,029)
Total	$ 12,565	1,374	13,939
2022			
Current	$ 15,096	2,011	17,107
Deferred	(1,565)	(486)	(2,051)
Total	$ 13,531	1,525	15,056

A reconciliation of actual income tax expense of $16,576,000, $13,939,000 and $15,056,000 for the years ended December 31, 2024, 2023 and 2022, respectively, to the "expected" tax expense (computed by applying the Federal statutory rate of 21% for 2024, 2023 and 2022 to earnings before income taxes) is as follows:

	In Thousands		
	2024	**2023**	**2022**
Computed "expected" tax expense	$ 15,352	13,204	14,301
State income taxes, net of Federal income tax benefit	1,659	1,120	1,117
Tax exempt interest, net of interest expense exclusion	(180)	(190)	(274)
Earnings on cash surrender value of life insurance	(376)	(344)	(273)
Expenses not deductible for tax purposes	79	74	23
Equity based compensation	(23)	(46)	(55)
Other	65	121	217
	$ 16,576	13,939	15,056

Total income tax expense (benefit) for 2024, 2023 and 2022, includes $(717,000), $(264,000) and $(423,000) of expense (benefit) related to the realized gain and loss on sale of securities, respectively.

As of December 31, 2024, 2023 and 2022 the Company has not accrued or recognized interest or penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

No valuation allowance for deferred tax assets was recorded at December 31, 2024 and 2023 as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income. There were no unrecognized tax benefits during any of the reported periods.

The Company and Wilson Bank file income tax returns in the United States ("U.S."), as well as in the State of Tennessee. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2021.

(12) _Commitments and Contingent Liabilities_

From time to time the Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's consolidated financial position.

At December 31, 2024 and 2023, respectively, the Company had lines of credit with other correspondent banks totaling $95,386,000 and $102,485,000. At December 31, 2024 and 2023, respectively, there was no balance outstanding under these lines of credit.

The Company also has a Cash Management Advance ("CMA") Line of Credit agreement. The CMA is a component of the Company's Blanket Agreement for advances with the FHLB of Cincinnati. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Company may borrow a maximum of $23,875,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA at December 31, 2024 or December 31, 2023.

On November 12, 2024, Wilson Bank entered in a purchase and assumption agreement pursuant to which it has agreed to acquire certain assets, including certain loans, and assume certain liabilities, including certain deposits, of a branch office in Cookeville, Tennessee that is currently operated by another bank. Total assets to be acquired are estimated to be approximately $17 million as of the date hereof, while total deposits and other liabilities to be assumed are estimated to be approximately $30 million as of the date hereof. The Company expects the transaction to close in the first half of 2025. The acquisition is not expected to significantly impact the Bank's operations.

Subsequent to December 31, 2024, Wilson Bank committed to expand the Chattanooga loan production office to a full service branch. As a part of this expansion the Bank entered into a lease for the location for the new full service branch and is currently remodeling the space. The costs associated with this expansion, including construction, equipment and lease expenses, are not expected to be significant.

(13) *Financial Instruments with Off-Balance-Sheet Risk*

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands	
	Contract or Notional Amount	
	2024	**2023**
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 1,172,339	1,010,899
Standby letters of credit	128,728	106,420
Total	$ 1,301,067	1,117,319

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments and the present creditworthiness of such counterparties. Such commitments have been made on terms which are competitive in the markets in which the Company operates; thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $128,728,000 at December 31, 2024.

Allowance For Credit Losses - Off-Balance-Sheet Credit Exposures. The allowance for credit losses on off-balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance-sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed in the table above. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment.

Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in Note 2 - Loans and Allowance for Credit Losses as if such commitments were funded.

Off-balance-sheet credit exposures are recognized on the balance sheet within accrued interest and other liabilities. The following table details activity in the allowance for credit losses on off-balance-sheet credit exposures for the years ended December 31, 2024, 2023 and 2022.

| | (In Thousands) | | |
	2024	**2023**	**2022**
Beginning balance, January 1	$ 3,147	6,136	955
Impact of adopting ASC 326	—	—	6,195
Credit loss expense (benefit)	(592)	(2,989)	(1,014)
Ending balance, December 31,	$ 2,555	3,147	6,136

The Bank originates residential mortgage loans, sells them to third-party purchasers, and may or may not retain the servicing rights. These loans are originated internally and are primarily to borrowers in the Company's geographic market footprint. These sales are typically to investors that follow guidelines of conventional government sponsored entities ("GSE") and the Department of Housing and Urban Development/U.S. Department of Veterans Affairs ("HUD/VA"). Generally, loans held for sale are underwritten by the Company, including HUD/VA loans. The Bank participates in a mandatory delivery program that requires the Bank to deliver a particular volume of mortgage loans by agreed upon dates. A majority of the Bank's secondary mortgage volume is delivered to the secondary market via mandatory delivery with the remainder done on a best efforts basis. The Bank does not realize any exposure delivery penalties as the mortgage department only bids loans post-closing to ensure that 100% of the loans are deliverable to the investors.

Each purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require the Bank to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties or the loan had an early payoff or payment default, the Bank has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan.

To date, repurchase activity pursuant to the terms of these representations and warranties or due to early payoffs or payment defaults has been insignificant and has resulted in insignificant losses to the Company.

Based on information currently available, management believes that the Bank does not have significant exposure to contingent losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales or for early payoffs or payment defaults of such mortgage loans.

(14) _Concentration of Credit Risk_

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area, which is primarily located in Middle Tennessee. Practically all such customers are depositors of Wilson Bank. The concentrations of credit by type of loan are set forth in Note 2 - Loans and Allowance for Credit Losses.

Interest bearing deposits totaling $76,597,000 were deposited with five commercial banks at December 31, 2024. In addition, the Bank has funds deposited with the FHLB of Cincinnati in the amount of $845,000. Funds deposited with the FHLB of Cincinnati are not insured by the FDIC.

Federal funds sold in the amount of $9,791,000 were deposited with one commercial bank at December 31, 2024.

(15) *Employee Benefit Plan*

Wilson Bank has in effect a 401(k) plan (the "401(k) Plan") which covers eligible employees. To be eligible an employee must have obtained the age of 18. The provisions of the 401(k) Plan provide for both employee and employer contributions. For the years ended December 31, 2024, 2023 and 2022, Wilson Bank contributed $4,073,000, $3,662,000, and $3,309,000, respectively, to the 401(k) Plan.

(16) *Dividend Reinvestment Plan*

Under the terms of the Company's dividend reinvestment plan (the "DRIP") holders of common stock may elect to automatically reinvest cash dividends in additional shares of the Company's common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants in the DRIP. Original issue shares of 203,489 in 2024, 189,471 in 2023 and 250,365 in 2022 were sold to participants under the terms of the DRIP.

(17) *Regulatory Matters and Restrictions on Dividends*

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2024, the Bank and the Company met all capital adequacy requirements to which they were subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is classified as adequately capitalized or lower, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is growth and expansion, and capital restoration plans are required. As of December 31, 2024 and 2023, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and Wilson Bank's actual capital amounts and ratios as of December 31, 2024 and 2023 are presented in the following tables. The capital conservation buffer of 2.5% is not included in the required minimum ratios of the tables presented below.

	Actual		Minimum Capital Adequacy		For Classification as Well Capitalized [1] [2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
December 31, 2024						
Total capital to risk weighted assets:						
Consolidated	$ 615,180	14.5%	$ 338,916	8.0%	$ 423,646	10.0%
Wilson Bank	609,568	14.4	338,788	8.0	423,485	10.0
Tier 1 capital to risk weighted assets:						
Consolidated	563,128	13.3	254,188	6.0	254,188	6.0
Wilson Bank	557,516	13.2	254,090	6.0	338,787	8.0
Common equity Tier 1 capital to risk weighted assets:						
Consolidated	562,925	13.3	190,641	4.5	N/A	N/A
Wilson Bank	557,313	13.2	190,568	4.5	275,264	6.5
Tier 1 capital to average assets:						
Consolidated	563,128	10.4	216,949	4.0	N/A	N/A
Wilson Bank	557,516	10.3	216,873	4.0	271,092	5.0

	Actual		Minimum Capital Adequacy		For Classification as Well Capitalized [1] [2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
December 31, 2023						
Total capital to risk weighted assets:						
Consolidated	$ 560,757	14.5%	$ 308,449	8.0%	$ 385,562	10.0%
Wilson Bank	559,224	14.5	308,333	8.0	385,417	10.0
Tier 1 capital to risk weighted assets:						
Consolidated	512,762	13.3	231,337	6.0	231,337	6.0
Wilson Bank	511,229	13.3	231,250	6.0	308,334	8.0
Common equity Tier 1 capital to risk weighted assets:						
Consolidated	512,693	13.3	173,503	4.5	N/A	N/A
Wilson Bank	511,160	13.3	173,438	4.5	250,521	6.5
Tier 1 capital to average assets:						
Consolidated	512,762	10.6	193,564	4.0	N/A	N/A
Wilson Bank	511,229	10.6	193,492	4.0	241,865	5.0

1. Ratios for Wilson Bank are those under applicable FDIC regulations for prompt corrective action.

2. Well-capitalized minimum Common equity Tier 1 capital to risk weighted assets and Tier 1 capital to average assets are not formally defined under applicable regulations for bank holding companies.

Dividend Restrictions

The Company and the Bank are subject to dividend restrictions set forth by the Tennessee Department of Financial Institutions and federal banking agencies, as applicable. Generally, the board of directors may not declare dividends in excess of current year earnings plus the retained net income of the preceding two years without prior approval of the commissioner of the Tennessee Department of Financial Institutions. Additional restrictions may be imposed by the Tennessee Department of Financial Institutions and federal banking agencies under the powers granted to them by law.

(18) _Salary Deferral Plans_

The Company provides some of its officers non-qualified pension benefits through an Executive Salary Continuation Plan ("the Plan") and Supplemental Executive Retirement Plan (SERP) Agreements ("SERP Agreements"). The Plan and SERP Agreements were established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. The Plan and SERP Agreements generally provide current and former executives party thereto with benefits of a portion of their salary beginning at retirement through life. As a result, the Company has accrued a liability for future obligations under the Plan and SERP Agreements. At December 31, 2024 and 2023, the liability related to the Plan totaled $1,362,000 and $1,475,000, respectively. At December 31, 2024 and 2023 the liability related to the SERP Agreements totaled $4,785,000 and $4,219,000, respectively. The expense incurred for these plans totaled $1,008,000, $547,000 and $789,000 for the year ended December 31, 2024, 2023 and 2022, respectively.

The Company has purchased life insurance policies to provide the benefits related to the Plan, which at December 31, 2024 and 2023 had an aggregate cash surrender value of $7,156,000 and $6,462,000, respectively, and an aggregate face value of insurance policies in force of $17,376,000 and $16,407,000 respectively. The life insurance policies remain the sole property of the Company and are payable to the Company.

The Company has also purchased bank owned life insurance policies on some of its current and former officers. The insurance policies remain the sole property of the Company and are payable to the Company. The cash surrender value of the life insurance contracts totaled $54,792,000 and $53,183,000 and the face amount of the insurance policies in force approximated $122,630,000 and $122,010,000 at December 31, 2024 and 2023, respectively.

The Company has also purchased Flexible Premium Indexed Deferred Annuity Contracts ("Annuity Contracts") to fund a portion of the benefits related to the SERP Agreements. The Annuity Contracts remain the sole property of the Company and are payable to the Company. Included in other assets at December 31, 2024 and 2023 are the Annuity Contracts with an aggregate value of $23,446,000 and $23,745,000, respectively.

(19) _Equity Incentive Plan_

In April 2009, the Company's shareholders approved the Wilson Bank Holding Company 2009 Stock Option Plan (the "2009 Stock Option Plan"). The 2009 Stock Option Plan was effective as of April 14, 2009. Under the 2009 Stock Option Plan, awards could be in the form of options to acquire common stock of the Company. Subject to adjustment as provided by the terms of the 2009 Stock Option Plan, the maximum number of shares of common stock with respect to which awards could be granted under the 2009 Stock Option Plan was 100,000 shares. The 2009 Stock Option Plan terminated on April 13, 2019, and no additional awards may be issued under the 2009 Stock Option Plan. The awards granted under the 2009 Stock Option Plan prior to the Plan's expiration will remain outstanding until exercised or otherwise terminated. As of December 31, 2024, the Company had outstanding 1,767 options under the 2009 Stock Option Plan with a weighted average exercise price of $36.47.

During the second quarter of 2016, the Company's shareholders approved the Wilson Bank Holding Company 2016 Equity Incentive Plan, which authorizes awards of up to 750,000 shares of common stock. The 2016 Equity Incentive Plan was approved by the Board of Directors and effective as of January 25, 2016 and approved by the Company's shareholders on April 12, 2016. On September 26, 2016, the Board of Directors approved an amendment and restatement of the 2016 Equity Incentive Plan (as amended and restated the "2016 Equity Incentive Plan") to make clear that directors who are not also employees of the Company may be awarded stock appreciation rights. The primary purpose of the 2016 Equity Incentive Plan is to promote the interest of the Company and its shareholders by, among other things, (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its subsidiaries and affiliates, (ii) motivating those individuals by means of performance-related incentives to achieve long-range performance goals, (iii) enabling such individuals to participate in the long-term growth and financial success of the Company, (iv) encouraging ownership of stock in the Company by such individuals, and (v) linking their compensation to the long-term interests of the Company and its shareholders. Except for certain limitations, awards can be in the form of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted shares and restricted share units, performance awards and other stock-based awards. As of December 31, 2024, the Company had 166,362 shares remaining available for issuance under the 2016 Equity Incentive Plan. As of December 31, 2024, the Company had outstanding under the 2016 Equity Incentive Plan 191,628 stock options with a weighted average exercise price of $57.85, 142,785 cash-settled stock appreciation rights with a weighted average exercise price of $55.03, 153 restricted share awards, 24,482 restricted share unit awards, and 738 performance share unit awards.

Stock Options and Stock Appreciation Rights

As of December 31, 2024, the Company had outstanding 193,395 stock options with a weighted average exercise price of $57.66 and 142,785 cash-settled stock appreciation rights with a weighted average exercise price of $55.03. Included in other liabilities at December 31, 2024 and 2023 were $3,521,000 and $3,297,000 in accrued cash-settled stock appreciation rights, respectively.

The fair value of each stock option and cash-settled SAR grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2024, 2023 and 2022:

	2024	2023	2022
Expected dividends	2.41%	2.38%	1.85%
Expected term (in years)	6.93	8.25	7.78
Expected stock price volatility	33%	38%	37%
Risk-free rate	4.30%	3.54%	3.03%

The expected stock price volatility is based on historical volatility adjusted for consideration of other relevant factors. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield and forfeiture rate assumptions are based on the Company's history and expectation of dividend payouts and forfeitures.

A summary of the stock option and cash-settled SAR activity for 2024, 2023 and 2022 is as follows:

	2024		2023		2022	
		Weighted Average Exercise		Weighted Average Exercise		Weighted Average Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	371,994	$ 56.15	414,778	$ 55.13	357,254	$ 50.18
Granted	1,667	71.50	5,000	69.00	117,665	64.13
Exercised	(31,748)	52.28	(42,617)	47.23	(58,841)	43.27
Forfeited or expired	(5,733)	59.12	(5,167)	60.35	(1,300)	45.50
Outstanding at end of year	336,180	$ 56.54	371,994	$ 56.15	414,778	$ 55.13
Options and cash-settled SARs exercisable at year end	218,749	$ 53.23	186,431	$ 50.22	167,918	$ 46.09

The weighted average fair value at the grant date of options and cash-settled SARs granted during the years 2024, 2023 and 2022 was $22.87, $24.76 and $22.64, respectively. The total intrinsic value of options and cash-settled SARs exercised during the years 2024, 2023 and 2022 was $677,000, $959,000 and $1,310,000 respectively.

The following table summarizes information about outstanding and exercisable stock options and cash-settled SARs at December 31, 2024:

	Options and Cash-Settled SARs Outstanding			Options and Cash-Settled SARs Exercisable		
			Weighted Average Remaining			Weighted Average Remaining
	Number	Weighted Average	Contractual	Number	Weighted Average	Contractual
	Outstanding	Exercise	Term (In	Exercisable	Exercise	Term (In
Range of Exercise Prices	at 12/31/24	Price	Years)	at 12/31/24	Price	Years)
$35.81 - $54.75	97,245	$ 42.15	2.20	96,578	$ 42.13	2.20
$55.75 - $71.50	238,935	$ 62.40	6.35	122,171	$ 62.00	5.77
	336,180			218,749		
Aggregate intrinsic value (in thousands)	$ 6,239			$ 4,784		

As of December 31, 2024, there was $2,092,000 of total unrecognized cost related to non-vested stock options and cash-settled SARs granted under the Company's equity incentive plans. The cost is expected to be recognized over a weighted-average period of 2.05 years.

Time-Based Vesting Restricted Shares and Restricted Share Units

A summary of time-based vesting restricted share awards activity for the twelve months ended December 31, 2024, 2023 and 2022 is as follows:

	2024		2023		2022	
	Shares	**Weighted Average Cost**	**Shares**	**Weighted Average Cost**	**Shares**	**Weighted Average Cost**
Outstanding at beginning of year	301	$ 66.70	1,075	$ 64.03	1,250	$ 62.10
Granted	—	—	—	—	450	66.70
Vested	(148)	66.70	(774)	62.99	(625)	62.10
Forfeited	—	—	—	—	—	—
Outstanding at December 31,	153	$ 66.70	301	$ 66.70	1,075	$ 64.03

A summary of time-based vesting restricted share unit awards activity for the twelve months ended December 31, 2024 and 2023 is as follows:

	2024		2023	
	Shares	**Weighted Average Cost**	**Shares**	**Weighted Average Cost**
Outstanding at beginning of year	14,458	$ 69.00	—	$ —
Granted	13,957	71.59	14,833	69.00
Vested	(2,725)	69.00	—	—
Forfeited	(1,208)	69.78	(375)	69.00
Outstanding at December 31,	24,482	$ 70.44	14,458	$ 69.00

The restricted shares and restricted share units vest based on continued service over various time periods. As of December 31, 2024, there was $9,000 of unrecognized compensation cost related to non-vested restricted share awards. The cost is expected to be expensed over a weighted-average period of 0.88 years. As of December 31, 2024, the fair value of restricted share awards vested totaled $11,000. As of December 31, 2024, there was $1,342,000 of unrecognized compensation cost related to non-vested restricted share units. The cost is expected to be expensed over a weighted-average period of 3.66 years. As of December 31, 2024, the fair value of restricted share units vested totaled $197,000.

Performance-Based Vesting Restricted Stock Units ("PSUs")

The Company periodically awards performance-based restricted stock units to employees of the Bank. Under the terms of the awards, the number of units that will be earned and thereafter settled in shares of the Company's common stock will be based on the employee's performance against certain performance metrics over a fixed three-year performance period. Compensation expense for PSUs is estimated each period based on the fair value of the Company's common stock at the grant date and the most probable outcome of the performance condition, adjusted for the passage of time within the performance period of the awards.

A summary of the PSUs activity for the twelve months ended December 31, 2024 and 2023 is as follows:

	2024		2023	
	Shares	Weighted Average Cost	Shares	Weighted Average Cost
Outstanding at beginning of year	1,107	$ 67.85	—	$ —
Granted	—	—	1,107	67.85
Vested	(369)	67.85	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31,	738	$ 67.85	1,107	$ 67.85

Grant Year	Grant Price	Applicable Performance Period	Period in which units to be settled	PSUs Outstanding
2023	$ 67.85	2023-2025	2024-2026	738

As of December 31, 2024, there was $28,000 of total unrecognized compensation cost related to non-vested performance based restricted share units. The cost is expected to be expensed over a weighted-average period of 1.08 years. As of December 31, 2024, the fair value of performance based restricted share units vested totaled $26,000.

(20) Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options, restricted share units and performance share units.

The following is a summary of the components comprising basic and diluted earnings per share ("EPS"):

	Years Ended December 31,		
	2024	**2023**	**2022**
Basic EPS Computation:			
Numerator – Earnings available to common shareholders	$ 56,530	48,938	53,042
Denominator – Weighted average number of common shares outstanding	11,806,822	11,611,690	11,377,617
Basic earnings per common share	$ 4.79	4.21	4.66
Diluted EPS Computation:			
Numerator – Earnings available to common shareholders	$ 56,530	48,938	53,042
Denominator – Weighted average number of common shares outstanding	11,806,822	11,611,690	11,377,617
Dilutive effect of stock options, RSUs and PSUs	31,767	29,676	31,307
Weighted average diluted common shares outstanding	11,838,589	11,641,366	11,408,924
Diluted earnings per common share	$ 4.78	4.20	4.65

(21) Derivatives

Derivatives Designated as Fair Value Hedges

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, the sources and duration of certain balance sheet assets and liabilities. In the normal course of business, the Company also uses derivative financial instruments to add stability to interest income or expense and to manage its exposure to movements in interest rates. The Company does not use derivatives for trading or speculative purposes and only enters into transactions that have a qualifying hedge relationship. The Company's hedging strategies involving interest rate derivatives that are classified as either cash flow hedges or fair value hedges, depending upon the rate characteristic of the hedged item.

The Company had previously utilized an interest rate swap designated as a fair value hedge to mitigate the effect of changing interest rates on the fair values of fixed rate loans. The hedging strategy on loans converted the fixed interest rates to variable interest rates tied to the applicable reference rate.

During the fourth quarter of 2023 the Company voluntarily terminated the interest rate swap with a notional amount of $30.0 million, as the market indicated that rates had peaked, further rate increases were unlikely, and the Company's balance sheet could support the market's current demand for fixed rate loans without the interest rate swap. The termination of the fair value hedge resulted in an unrealized gain totaling $3,747,000 which is being reclassified to increase interest income over the original term of the swap contract.

The following table presents the net effects of derivative hedging instruments on the Company's consolidated statements of income for the twelve months ended December 31, 2024, 2023 and 2022. The effects are presented as an increase to income before taxes in the relevant caption of the Company's consolidated statements of income.

	In Thousands		
	2024	**2023**	**2022**
Location in the Consolidated Statements of Income			
Interest income: Interest and fees on loans	$ 1,158	271	63
Net increase to income before taxes	$ 1,158	271	63

The above effects are presented within the change in other assets line in the operating activities section of the Company's consolidated statements of cash flows.

Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. At December 31, 2024 and December 31, 2023, the Company had approximately $1,680,000 and $2,265,000, respectively, of interest rate lock commitments and approximately $3,250,000 and $2,500,000, respectively, of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by derivative assets of $34,000 and $65,000 and a derivative asset of $27,000 and derivative liability of $13,000, respectively, at December 31, 2024 and December 31, 2023. Changes in the fair values of these mortgage-banking derivatives are included in net gains on sale of loans.

The net gains (losses) relating to free-standing derivative instruments used for risk management is summarized below:

	In Thousands	
	2024	**2023**
Interest rate contracts for customers	$ (31)	(58)
Forward contracts related to mortgage loans held for sale and interest rate contracts	40	(75)

The following table reflects the amount and fair value of mortgage banking derivatives included in the consolidated balance sheet as of December 31, 2024 and December 31, 2023:

	In Thousands			
	2024		**2023**	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Included in other assets (liabilities):				
Interest rate contracts for customers	$ 1,680	34	2,265	65
Forward contracts related to mortgage loans held-for-sale	3,250	27	2,500	(13)

(22) Disclosures About Fair Value of Financial Instruments

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures ("ASC 820")*, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

- Level 2 - inputs to the valuation methodology include all prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Asset

Securities available-for-sale - Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy. Quarterly, the Company will validate prices supplied by its third party vendor by comparison to prices obtained from third parties.

Hedged loans - The fair value of the Company's hedged loan portfolio is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction.

Collateral dependent loans - Collateral dependent loans are measured at the fair value of the collateral securing the loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the valuation hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Other real estate owned - Other real estate owned ("OREO") represents real estate foreclosed upon by the Company through loan defaults by customers or acquired in lieu of foreclosure. Upon acquisition, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for credit losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest income. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market inputs into the determination of fair value. Appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Mortgage loans held for sale - Mortgage loans held for sale are carried at fair value, and are classified within Level 2 of the valuation hierarchy. The fair value of mortgage loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan.

Derivative instruments - The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Other investments - Included in other investments are investments recorded at fair value primarily in certain nonpublic investments and funds. The valuation of these nonpublic investments requires management judgment due to the absence of observable quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties. These investments are included in Level 3 of the valuation hierarchy if the entities and funds are not widely traded and the underlying investments are in privately-held and/or start-up companies for which market values are not readily available.The following tables present the financial instruments carried at fair value as of December 31, 2024 and December 31, 2023, by caption on the consolidated balance sheet and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

		Measured on a Recurring Basis		
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2024				
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agencies	$ 4,538	4,538	—	—
U.S. Government sponsored enterprises	161,973	—	161,973	—
Mortgage-backed securities	454,196	—	454,196	—
Asset-backed securities	50,817	—	50,817	—
Corporate bonds	2,396	—	2,396	—
State and municipal securities	153,973	—	153,973	—
Total investment securities available-for-sale	827,893	4,538	823,355	—
Mortgage loans held for sale	2,529	—	2,529	—
Derivative instruments	61	—	61	—
Other investments	2,191	—	—	2,191
Total assets	$ 832,674	4,538	825,945	2,191
Derivative instruments	$ —	—	—	—
Total liabilities	$ —	—	—	—

	Measured on a Recurring Basis			
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2023				
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agencies	$ 4,429	4,429	—	—
U.S. Government sponsored enterprises	144,168	—	144,168	—
Mortgage-backed securities	417,030	—	417,030	—
Asset-backed securities	49,973	—	49,973	—
Corporate bonds	2,423	—	2,423	—
State and municipal securities	193,058	—	193,058	—
Total investment securities available-for-sale	811,081	4,429	806,652	—
Mortgage loans held for sale	2,294	—	2,294	—
Derivative instruments	65	—	65	—
Other investments	2,045	—	—	2,045
Total assets	$ 815,485	4,429	809,011	2,045
Derivative instruments	$ 13	—	—	—
Total liabilities	$ 13	—	—	—

	Measured on a Non-Recurring Basis			
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2024				
Other real estate owned	$ —	—	—	—
Collateral dependent loans [1]	37,045	—	—	37,045
Total	$ 37,045	—	—	37,045
December 31, 2023				
Other real estate owned	$ —	—	—	—
Collateral dependent loans [1]	4,838	—	—	4,838
Total	$ 4,838	—	—	4,838

1. *The carrying value of collateral dependent loans at December 31, 2024 is net of a valuation allowance of $408,000. As of December 31, 2023 no reserve was recorded on collateral dependent loans.*

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value at December 31, 2024 and 2023:

	Valuation Techniques (1)	Significant Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	Appraisal	Estimated costs to sell	10%
Other real estate owned	Appraisal	Estimated costs to sell	10%

1. *The fair value is generally determined through independent appraisals of the underlying collateral, which may include Level 3 inputs that are not identifiable, or by using the discounted cash flow method if the loan is not collateral dependent.*

In the case of its investment securities portfolio, the Company monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the twelve months ended December 31, 2024, there were no transfers between Levels 1, 2 or 3.

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2024 and 2023 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	For the Year Ended December 31,	
	2024	**2023**
	Other Assets	**Other Assets**
Fair value, January 1	$ 2,045	$ 1,965
Total realized gains included in income	146	80
Change in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at December 31	—	—
Purchases, issuances and settlements, net	—	—
Transfers out of Level 3	—	—
Fair value, December 31	$ 2,191	$ 2,045
Total realized gains included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31	$ 146	$ 80

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and borrower creditworthiness. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2024 and December 31, 2023. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Loans - The fair value of the Company's loan portfolio includes a credit risk factor in the determination of the fair value of its loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company's loan portfolio is initially fair valued using a segmented approach. The Company divides its loan portfolio into the following categories: variable rate loans, collateral dependent loans and all other loans. The results are then adjusted to account for credit risk.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for collateral dependent loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.

Mortgage servicing rights - The fair value of servicing rights is based on the present value of estimated future cash flows of mortgages sold, stratified by rate and maturity date. Assumptions that are incorporated in the valuation of servicing rights include assumptions about prepayment speeds on mortgages and the cost to service loans.

Deposits and Federal Home Loan Bank advances - Fair values for deposits and Federal Home Loan Bank advances are estimated using discounted cash flow models, using current market interest rates offered on deposits with similar remaining maturities.

Off-balance sheet instruments - The fair values of the Company's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value to the Company until such commitments are funded.

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of the Company's financial instruments at December 31, 2024 and December 31, 2023. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization.

(in Thousands)	Carrying/Notional Amount	Estimated Fair Value (¹)	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2024					
Financial assets:					
Cash and cash equivalents	$ 247,589	247,589	247,589	—	—
Loans, net	4,042,392	3,986,187	—	—	3,986,187
Mortgage servicing rights	1,139	1,654	—	1,654	—
Financial liabilities:					
Deposits	4,830,034	4,253,072	—	—	4,253,072
December 31, 2023					
Financial assets:					
Cash and cash equivalents	$ 252,635	252,635	252,635	—	—
Loans, net	3,550,675	3,372,166	—	—	3,372,666
Mortgage servicing rights	1,083	1,398	—	1,398	—
Financial liabilities:					
Deposits	4,367,106	3,885,724	—	—	3,885,724

(1) Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market- participant would realize in a hypothetical orderly transaction.

(23) Segment Information

Wilson Bank & Trust is a full-service bank operating throughout middle Tennessee which conducts business as a single operating segment, banking. The Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit, loans for consumer, commercial and real estate purposes, and investment advisory services through a third-party registered broker-dealer investment adviser. Management views the product offerings as an integrated banking service which is the basis for identifying the single banking segment. Substantially all revenues are derived from the Company's geographical area identified in paragraph (b) Note 1, Summary of Significant Accounting Policies. The accounting policies of the banking segment are the same as those described in Note 1.

The Company's Chief Operating Decision Maker ("CODM") is made up of the Chief Executive Officer, Chief Financial Officer, President, Chief Administration Officer, Chief Credit Officer, Chief Risk Officer, Chief Operating Officer, Chief Experience Officer, and Chief Information Officer. The key measure of banking segment profit or loss that the CODM uses to allocate resources and assess performance is the Company's consolidated net earnings, as reported on the Company's Consolidated Statements of Earnings. The measure of banking segment assets is reported on the Company's Consolidated Balance Sheets as total assets.

The CODM uses consolidated net earnings to evaluate income generated from banking segment assets (return on assets) in deciding whether to reinvest profits into the operations or into other parts of the entity, such as to pay dividends.

Net income is used to monitor budgeted versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the banking segment.

All expense categories on the Consolidated Statements of Earnings are significant and there are no other significant segment expenses that would require disclosure. Assets provided to the CODM are consistent with those reported on the Consolidated Balance Sheets with particular emphasis on the Company's available liquidity, including its cash and due from banks, federal funds sold, and interest-bearing deposits, capital and regulatory capital requirements.

There are no intra-entity sales or transfers and no significant expense categories regularly provided to the CODM beyond those disclosed in the Consolidated Statements of Earnings. The CODM manages the business using consolidated expense information, as well as regularly provided budgeted or forecasted expense information for the single operating segment.

The banking segment derives revenues from customers through fees and interest charged on lending, deposits, and investment products. The banking segment also derives revenue from various investments as permitted under sound banking practices. The majority of revenues are derived from fees and interest on loans.

Although the Company has a significant amount of long-term customers, there is no reliance or concentration related to any one customer.

There have been no significant asset investments by the banking segment outside of any items included in the consolidated financial statements.

The following table reflects consolidated financial data of the Company's reportable segment for the years ended December 31, 2024, 2023 and 2022.

| | Banking Segment | | |
| | Dollars In Thousands | | |
	2024	2023	2022
Interest income	$ 284,116	222,583	157,540
Reconciliation of revenue			
Other revenues	28,954	28,289	27,281
Total consolidated revenues	$ 313,070	250,872	184,821
Less:			
Interest expense	126,809	83,679	16,133
Segment net interest income and noninterest income	$ 186,261	167,193	168,688
Less:			
Provision for credit losses - loans	5,192	6,300	8,656
Provision for credit losses - off-balance sheet exposures	(592)	(2,989)	(1,014)
Employee salaries and benefits	67,342	59,501	56,707
Data processing expenses	9,477	8,797	7,337
Occupancy expenses	5,733	6,532	5,563
Advertising & public relations expenses	3,512	3,714	3,455
Furniture and equipment expenses	3,038	3,225	3,400
FDIC insurance	3,129	3,120	1,527
Other segment items(a)	16,190	16,062	14,981
Income tax expense	16,576	13,939	15,056
Segment net earnings/consolidated net earnings	$ 56,664	48,992	53,020
Net loss (gain) attributable to noncontrolling interest	(134)	(54)	22
Net earnings attributable to Wilson Bank Holding Company	$ 56,530	48,938	53,042

| | Banking Segment | | |
| | Dollars in Thousands | | |
	2024	2023	2022
Reconciliation of net earnings			
Net earnings for reportable segment	$ 56,530	48,938	53,042
Other earnings	—	—	—
Net earnings attributable to Wilson Bank Holding Company	$ 56,530	48,938	53,042

| | Banking Segment | |
| | Dollars in Thousands | |
	2024	2023
Reconciliation of assets		
Total assets for reportable segment	$ 5,358,659	4,846,476
Other assets	—	—
Total consolidated assets	$ 5,358,659	4,846,476

(a) Other segment items includes equity-based compensation, accounting, legal & consulting expenses, directors' fees, fees and licenses, telephone expenses, franchise tax, and other overhead expenses.

(24) Wilson Bank Holding Company -
  Parent Company Financial Information

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Balance Sheets
December 31, 2024 and 2023

		Dollars In Thousands		
		2024		**2023**
ASSETS				
Cash	$	7,352 *		3,134 *
Investment in wholly-owned commercial bank subsidiary		474,092 *		427,872 *
Deferred income taxes		1,526		1,356
Refundable income taxes		443		485
Total assets	$	483,413		432,847
LIABILITIES AND SHAREHOLDERS' EQUITY				
Other liabilities	$	3,710		3,442
Total liabilities		3,710		3,442
Shareholders' equity:				
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 11,876,770 and 11,686,363 shares issued and outstanding, respectively		23,754		23,373
Additional paid-in capital		150,739		136,866
Retained earnings		393,238		357,260
Noncontrolling interest in consolidated subsidiary		203		69
Accumulated other comprehensive losses, net of taxes of $31,217 and $31,195, respectively		(88,231)		(88,163)
Total shareholders' equity		479,703		429,405
Total liabilities and shareholders' equity	$	483,413		432,847

* Eliminated in consolidation.

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Statements of Earnings
Three Years Ended December 31, 2024

		Dollars In Thousands				
		2024		**2023**		**2022**
Income:						
Dividends from Wilson Bank (commercial bank subsidiary)	$	12,000 *		2,500 *		4,200 *
Other income		—		—		—
		12,000		2,500		4,200
Expenses:						
Directors' fees		419		387		355
Other		1,817		1,747		2,187
		2,236		2,134		2,542
Income before Federal income tax benefits and equity in undistributed earnings of Wilson Bank		9,764		366		1,658
Federal income tax benefits		613		617		733
		10,377		983		2,391
Equity in undistributed earnings of Wilson Bank		46,153 *		47,955 *		50,651 *
Net earnings	$	56,530		48,938		53,042

* Eliminated in consolidation.

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2024
Increase (Decrease) in Cash and Cash Equivalents

		Dollars In Thousands	
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net earnings	$ 56,530	48,938	53,042
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiary	(58,153)	(50,455)	(54,851)
Decrease (increase) in refundable income taxes	42	53	(176)
Increase in deferred taxes	(170)	(133)	(195)
Share based compensation expense	1,567	1,528	1,866
Increase in other liabilities	44	19	14
Total adjustments	(56,670)	(48,988)	(53,342)
Net cash used in operating activities	(140)	(50)	(300)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiary	12,000	2,500	4,200
Net cash provided by investing activities	12,000	2,500	4,200
Cash flows from financing activities:			
Payments made to stock appreciation rights holders	(216)	(277)	(644)
Dividends paid	(20,552)	(17,303)	(20,880)
Repurchase of common stock	(2,181)	—	—
Proceeds from sale of stock pursuant to dividend reinvestment plan	14,732	12,979	16,117
Proceeds from exercise of stock options	575	1,044	635
Net cash used in financing activities	(7,642)	(3,557)	(4,772)
Net increase (decrease) in cash and cash equivalents	4,218	(1,107)	(872)
Cash and cash equivalents at beginning of year	3,134	4,241	5,113
Cash and cash equivalents at end of year	$ 7,352	3,134	4,241

(25) *Quarterly Financial Data (Unaudited)*

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	(In Thousands, except per share data)											
	2024				**2023**				**2022**			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**
Interest income	$ 76,415	73,814	68,945	64,942	$ 61,809	57,857	53,987	48,930	$ 44,920	42,024	37,097	33,499
Interest expense	34,144	32,799	30,485	29,381	26,548	23,697	19,934	13,500	7,855	3,894	2,240	2,144
Net interest income	42,271	41,015	38,460	35,561	35,261	34,160	34,053	35,430	37,065	38,130	34,857	31,355
Provision for credit losses - loans	1,629	3,563	—	—	619	1,641	2,078	1,962	2,596	2,543	1,625	1,892
Earnings before income taxes	19,515	16,376	20,683	16,666	14,220	14,745	16,039	17,927	15,342	19,706	18,484	14,544
Net earnings attributable to Wilson Bank Holding Company	14,939	12,686	16,137	12,768	11,222	11,486	12,389	13,841	12,340	15,190	14,139	11,373
Basic earnings per common share	1.26	1.07	1.37	1.09	0.96	0.99	1.07	1.20	1.08	1.33	1.25	1.01
Diluted earnings per common share	1.26	1.07	1.37	1.08	0.95	0.98	1.07	1.20	1.07	1.33	1.24	1.00

(26) Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The following table presents the Company's sources of non-interest income for the periods presented. Items outside the scope of ASC Topic 606 are noted as such.

	Years ended December 31,		
	2024	**2023**	**2022**
	(dollars in thousands)		
Fees and gains on sales of mortgage loans[1]	$ 3,068	$ 2,635	$ 2,973
Service charges on deposits	8,198	7,890	7,382
Debit and credit card interchange income, net	8,627	8,490	8,416
Brokerage income	8,562	7,184	6,929
BOLI and annuity earnings[1]	1,817	1,667	1,346
Loss on sale of securities, net[1]	(2,742)	(1,009)	(1,620)
Other non-interest income	1,424	1,432	1,855
Total non-interest income	$ 28,954	$ 28,289	$ 27,281

1. Not within the scope of ASC Topic 606.

A description of the Company's revenue streams accounted for under ASC Topic 606 follows:

Service charges on deposit accounts - The Company earns fees on its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM usage fees, stop payment charges, statement rendering, and ACH fees are recognized at the time the transaction is executed and the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Account maintenance fees are recognized in the same month the Company earns and satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Debit and credit card interchange income, net - The Company earns interchange fees from debit and credit cardholder transactions conducted through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Certain expenses directly associated with the debit and credit cards are recorded on a net basis with the interchange income.

Brokerage income - The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a bi-monthly basis based upon customer activity for the month. The fees are recognized monthly when the Company satisfies the performance obligation. Because the Company (1) acts as an agent in arranging the relationship between the customer and third-party service provider and (2) does not control the services rendered to the customer, investment brokerage fees are presented net of related servicing and administration costs.

Holding Company & Stock Information

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 26, 2025 was 4,960. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's common stock during the years 2023 and 2024.

On January 1, 2023, a $.75 per share cash dividend was declared and on July 1, 2023, a $.75 per share cash dividend was declared and thereafter paid to shareholders of record as of those dates. On January 1, 2024, a $.75 per share cash dividend was declared and on July 1, 2024, a $1.00 per share cash dividend was declared and thereafter paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, its capital needs, overall financial condition and economic and regulatory considerations.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders of Wilson Bank Holding Company will be held on Thursday, April 24, 2025 at 5:00 p.m. (CDT) at the Clemons-Richerson Operations Center, located at 105 North Castle Heights Avenue, Lebanon, TN 37087.

For further information concerning Wilson Bank Holding Company or Wilson Bank & Trust, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Kayla Hawkins, CFO, Wilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615) 443-5901.

Important Information Regarding Stock Transfers

The Bank serves as the Company's transfer agent and all transfers of shares of the capital stock of the Company, including sales or purchases, shall be made only on the books of the Company through the Bank, as the Company's transfer agent. In order for the Company's transfer agent to record any transfer of the capital stock of the Company, the Company's transfer agent must be provided with the actual name and contact information of the transferor(s) and transferee(s) so the transactions may be recorded on the books of the Company by the Company's transfer agent. If a transferor or transferee is a trust or entity, then the appropriate authority documentation will need to be provided as deemed necessary in the reasonable discretion of the Company's transfer agent. The Company's transfer agent will be happy to furnish customary transaction forms necessary for transfer of the capital stock of the Company, including by sale or purchase, upon notice to the Company's stock department at 615-443-5900 (or WBHCStocktransfer@wilsonbank.com).

Stock Prices

2023	High	Low
First Quarter	$ 69.00	$67.85
Second Quarter	$ 70.00	$67.85 [1]
Third Quarter	$ 75.00 [2]	$70.00
Fourth Quarter	$ 71.75 [3]	$70.00 [4]

2024	High	Low
First Quarter	$ 72.25	$71.50
Second Quarter	$ 75.00 [5]	$72.25
Third Quarter	$ 74.10	$73.10
Fourth Quarter	$ 75.10	$73.10 [6]

1. Represents one transaction of 303 shares during the second quarter of 2023 of which the Company is aware where the sale price was at least $1.15 lower than any other completed trade during the quarter. The volume weighted average stock price during the second quarter of 2023 was $69.21.

2. Represents one transaction of 102 shares during the third quarter of 2023 of which the Company is aware where the sale price was at least $4.25 higher than any other completed trade during the quarter. The volume weighted average stock price during the third quarter of 2023 was $70.07.

3. Represents one transaction of 50 shares during the fourth quarter of 2023 of which the Company is aware where the sale price was at least $0.25 higher than any other completed trade during the quarter. The volume weighted average stock price during the fourth quarter of 2023 was $70.90.

4. Represents one transaction of 406 shares and one transaction of 311 shares during the fourth quarter of 2023 of which the Company is aware where the sale price was at least $.75 lower than any other completed trade during the quarter. The volume weighted average stock price during the fourth quarter of 2023 was $70.90.

5. Represents one transaction of 23 shares during the second quarter of 2024 of which the Company is aware where the sale price was at least $1.90 higher than any other completed trade during the quarter. The volume weighted average stock price during the second quarter of 2024 was $72.29.

6. Represents one transaction of 20 shares during the fourth quarter of 2024 of which the Company is aware where the sale price was at least $1.00 lower than any other completed trade during the quarter. The volume weighted average stock price during the fourth quarter of 2024 was $74.41.

Wilson Bank Holding Company Five Year Performance Index

The graph to the right compares the percentage change in the unaudited total return on Wilson Bank Holding Company's common stock against the cumulative total return of the NASDAQ Composite Index and the KBW NASDAQ Bank Index between December 31, 2019 and December 31, 2024. The graph assumes the value of the investment in Wilson Bank Holding Company's common stock and each index was $100 at December 31, 2019 and that all dividends were reinvested.



Index				Period Ended		
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Wilson Bank Holding Company	100.00	109.63	120.70	133.23	143.47	154.36
NASDAQ Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
KBW NASDAQ Bank Index	100.00	89.69	124.06	97.52	96.65	132.60

Wilson Bank Holding Company
Board of Directors



Standing, left to right: **Anthony Patton,** C&T Farms, **Elmer Richerson,** Retired WBT President, **Jack W. Bell,** Jack W. Bell Builders, Inc., **Randall Clemons,** Retired WBT CEO, **Mike Maynard,** Four Star Paving, **Will Jordan,** Real Estate Investor/Farming Operation Partner, **Jimmy Comer,** Board Chairman of Wilson Bank Holding Company, Comerica Enterprises, *Seated, left to right:* **John McDearman, III,** CEO, Wilson Bank Holding Company, **Clint Swain,** Fakes & Hooker Lumber, **Lisa Pominski,** Retired WBT CFO

Wilson Bank & Trust
Executive Management



Standing, left to right: **Taylor Walker,** Chief Credit Officer, **Scott Jasper,** Chief Administration Officer, **John Foster,** President, **John McDearman, III,** Chief Executive Officer, **Clark Oakley,** Chief Operating Officer, **Stephen Jaquish,** Chief Information Officer, *Seated, left to right:* **Amelia Vance,** Chief Experience Officer, **Rachel Fischer,** Chief Risk Offer, **Kayla Hawkins,** Chief Financial Officer

Wilson Bank & Trust
Market and Division Leadership

Curt Baker
Regional President

Damon Bates
Investment Center
Manager

Mandy Belcher
Retail & Operations
Manager

Jill Booker
Retail & Operations
Manager

Shannon Bruff
Learning & Development
/Culture & Engagement

Philip Clemmons
Putnam County
Market Leader

Chad Colwell
Regional President

Kalyn Dennis
Marketing &
Communications

Misty Garren
Retail & Operations
Manager

Doug Gold
Community Development
Leader, Commercial
Lender

John Goodman
Regional President

Keely Hall
Williamson County
Market Leader

Keith Hatley
Regional President

Patty Hoppenstedt
Chief Human Resource
Officer

Andy Jakes
Regional President

Westley James
Senior Commercial
Lender

John Page
Mortgage Division
President

Kelly Perdue
Senior Commercial
Lender

Kevin Sanders
Lending Support &
Development

Paul Shearer
Credit Administration

Vickie Shrum
Human Resources
Director

Jennifer Smith
Controller

Rick Spruill
Director of Internal
Audit

Wes Taylor
Consumer, Small
Business & Mortgage
Lending

Price Thompson
General Counsel

Holleigh Upchurch
Enterprise Deposit
Strategist

Jeff Vaught
Collections Manager,
Consumer & Small
Business Credit Admin

David West
Smith & Trousdale
County Market Leader

 Baker
 Bates
 Belcher
 Booker
 Bruff

 Clemmons
 Colwell
 Dennis
 Garren
 Gold

 Goodman
 Hall
 Hatley
 Hoppenstedt
 Jakes

 James
 Page
 Perdue
 Sanders
 Shearer

 Shrum
 Smith
 Spruill
 Taylor
 Thompson

 Upchurch
 Vaught
 West

Wilson Bank & Trust
Locations by County

Wilson County

Main Office
623 West Main Street
Lebanon, TN 37087
(615) 444-BANK (2265)

1444 Baddour Pkwy. W.
Lebanon, TN 37087
(615) 444-7560

1130 Castle Heights Ave. N.
Lebanon, TN 37087
(615) 443-0492

440 Hwy. 109 N.
Lebanon, TN 37090
(615) 453-1086

200 Tennessee Blvd.
Lebanon, TN 37087
(615) 443-6178

1476 N. Mt. Juliet Rd.
Mt. Juliet, TN 37122
(615) 754-0600

8875 Stewarts Ferry Pike
Gladeville, TN 37071
(615) 443-6522

11835 Lebanon Rd.
Mt. Juliet, TN 37122
(615) 773-7841

709 S. Mt. Juliet Rd.
Mt. Juliet, TN 37122
(615) 773-7900

402 Public Square
Watertown, TN 37184
(615) 237-3302

Davidson County

2930 West End Ave.
Nashville, TN 37203
(615) 600-0700

217 Donelson Pike
Nashville, TN 37214
(615) 232-5925

4736 Andrew Jackson Pkwy.
Hermitage, TN 37076
(615) 885-0040

2141 Century Farms Parkway
Suite 1009
Antioch, TN 37013
615-819-6150

DeKalb County

576 W. Broad St.
Smithville, TN 37166
(615) 597-4663

306 Brush Creek Rd.
Alexandria, TN 37012
(615) 529-4663

Hamilton County

1101 Broad Street
Suite 110
Chattanooga, TN 37402
(423) 671-7216

Putnam County

320 S. Jefferson Ave.
Cookeville, TN 38501
(931) 528-4928

Rutherford County

4195 Franklin Rd.
Murfreesboro, TN 37128
(615) 904-6340

3110 Memorial Blvd.
Murfreesboro, TN 37129
(615) 904-6350

710 N.W. Broad St.
Murfreesboro, TN 37129
(615) 867-7777

2640 S. Church St.
Murfreesboro, TN 37127
(615) 904-6330

210 Commerce Dr.
Smyrna, TN 37167
(615) 904-6300

Smith County

1300 Main St. N.
Carthage, TN 37030
(615) 735-3990

7 New Middleton Hwy.
Gordonsville, TN 38563
(615) 683-3990

Sumner County

455 West Main St.
Gallatin, TN 37066
(615) 442-1470

175 East Main St.
Hendersonville, TN 37075
(615) 447-2990

1630 Nashville Pike
Suite 100
Gallatin, TN 37066
(615) 442-1480

Trousdale County

127 McMurry Blvd.
Hartsville, TN 37074
(615) 374-4133

Williamson County

9200 Carothers Pkwy.
Suite 108
Franklin, TN 37067
(615) 600-0928

5029 Harpeth Drive
Brentwood, TN 37027
(615) 695-8880

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